Registration No. 333-116036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

POST-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Veritas DGC Inc.

(exact name of registrant as specified in its charter)

Delaware

(State of Incorporation)

1382

(Primary Standard Industrial Classification Code Number)

76-0343152

(I.R.S. Employer Identification No.)

10300 Town Park Drive

Houston, Texas 77072

(832) 351-8300

(Address, including zip code and telephone number, including area code,

of registrant’s principal executive offices)

Larry L. Worden

Vice President, General Counsel and Secretary

10300 Town Park Drive

Houston, Texas 77072

(832) 351-8300

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jeffery B. Floyd

Vinson & Elkins L.L.P.

100 Fannin Street, Suite 2300

Houston, Texas 77002-6760

(713) 758-2222

Approximate date of commencement of proposed sale to the public:    From time to time after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information is this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2005.

PROSPECTUS

Veritas DGC Inc.

$155,000,000

Floating Rate Convertible Senior Notes due 2024

This prospectus relates to the offering for resale of our Floating Rate Convertible Senior Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. The notes were first offered and issued on February 26, 2004 to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act of 1933, as amended, or in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through Deutsche Bank Securities Inc., as initial purchaser. This prospectus will be used by selling securityholders to resell their notes and shares of our common stock issuable upon conversion of their notes. We will not receive any proceeds from sales by the selling securityholders.

The notes are convertible, at the option of the holder thereof, prior to the maturity date into cash and shares of our common stock in the following circumstances: (1) during any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the notes on the last trading day of the previous quarter; (2) if we have called the particular notes for redemption and the redemption has not yet occurred; (3) during the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes; or (4) upon the occurrence of specified corporate transactions.

Holders may convert any outstanding notes into cash and shares of our common stock at an initial Conversion Price per share of $24.03. This represents a Conversion Rate of approximately 41.6146 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in “Description of the Notes,” at the time notes are tendered for conversion, the value (the “Conversion Value” ) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Average Closing Stock Price, which equals the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the notes are submitted for conversion. We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted or (b) the aggregate principal amount of the notes to be converted, and (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in shares (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”). We will pay the Principal Return and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “VTS.” On November 2, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $31.69 per share.

The notes bear interest at an annual rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.75%, except that interest will never be less than zero. Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, each an interest payment date, beginning June 15, 2004.

The notes will mature on March 15, 2024. We may redeem some or all of the notes at any time on or after March 20, 2009 at a redemption price, payable in cash, of 100% of the principal amount of the notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of redemption. Holders may require us to repurchase all or a portion of their notes on March 15, 2009, 2014 and 2019 at 100% of the principal amount of the notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, as defined in the indenture governing the notes, holders may require us to repurchase all or a portion of their notes, in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase.

The notes are our senior unsecured obligations and rank equally in right of payment to all of our existing and future senior unsecured indebtedness and senior to any future subordinated indebtedness. The notes effectively rank junior in right of payment to all of our existing and future secured indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

TABLE OF CONTENTS

About this Prospectus
Where You Can Find More Information
Special Note Regarding Forward-Looking Statements
Prospectus Summary
Risk Factors
Use of Proceeds
Ratio of Earnings to Fixed Charges
Price Range of Common Stock
Dividend Policy
Business
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management
Description of the Notes
Description of the Capital Stock
United States Federal Income Tax Considerations
Selling Securityholders
Plan of Distribution
Validity of the Notes
Experts
Index to Consolidated Financial Statements

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and information with the SEC. You may read and copy documents that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at www.sec.gov and through our website at www.veritasdgc.com. The information on our website is not a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the U.S. securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ.

All statements other than statements of historical fact included in this prospectus, including without limitation statements regarding our business strategy and expectations concerning industry conditions, market position, margins, profitability, liquidity and capital resources, and the plans and objectives of our management for future operations, are forward-looking statements. When used in this prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “might,” “may,” “could,” “will” and similar expressions or the negative thereof, as they relate to our company or our management, identify forward-looking statements. Such forward-looking statements are based on management’s assumptions and current beliefs based on currently available information. Although we believe that the expectations reflected in such statements are reasonable, we can give no assurance that such expectations will be correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Our operations are subject to a number of uncertainties, risks and other influences, many of which are outside our control, and any one of which, or a combination of which, could cause our actual results of operations to differ materially from the forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements. We do not undertake any obligation, other than as required by law, to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

The following summary contains basic information about us and the notes. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere in this prospectus. Unless the context indicates otherwise, all references in this prospectus to “Veritas DGC,” the “company,” “our,” “us” and “we” refer to Veritas DGC Inc. and its subsidiaries.

Veritas DGC Inc.

We are a leading provider of integrated geophysical information and services to the petroleum industry world wide. Our customers include major, national and independent oil and gas companies that utilize geophysical technologies to:

•                  identify new subsurface areas favorable for the production of hydrocarbons;

•                  determine the size, structure and stratigraphy of previously identified oil and gas fields; and

•                  optimize development and production of hydrocarbon reserves.

We acquire, process, interpret and market geophysical information that provides 2D and 3D images of the subsurface. We also produce 4D surveys, which record fluid movement in the reservoir, by repeating specific 3D surveys over time. Additionally, we use geophysical data for reservoir characterization to enable our customers to maximize their recovery of oil and natural gas.

We conduct geophysical surveys on both a contract and a multi-client basis. When we conduct surveys on a contract basis, we acquire and process data for a single client who pays us to conduct the survey and owns the data we acquire. When we conduct surveys on a multi-client basis, we acquire and process data for our own account and license that data and associated products to multiple clients. The high cost of acquiring and processing geophysical data on an exclusive basis has prompted many oil and gas companies to license surveys on a multi-client basis. In response to this demand, we have built a large library of surveys consisting of over 200,000 line kilometers of 2D data and over 200,000 square kilometers of 3D data. Our marine data library includes surveys in the Gulf of Mexico, the North Atlantic, Southeast Asia, West Africa, North Africa, Canada and Brazil. Our land data library includes surveys in Texas, Mississippi, Oklahoma, Wyoming and Utah in the United States as well as Alberta and British Columbia in Canada. The portion of our revenue generated from the sale of multi-client data licenses is influenced by a number of factors, including government licensing of exploration and production rights, and as a result, will fluctuate from year to year.

We conduct our data acquisition operations as follows:

•                  Land Acquisition.    By crews utilizing equipment having a combined 2D and 3D recording capacity of approximately 49,000 channels. This equipment is typically deployed in North and South America and Oman by crews of varying sizes.

•                  Marine Acquisition.    By crews operating from both owned and chartered vessels that have been modified or equipped to our specifications. All of the vessels we utilize are equipped to perform both 2D and 3D geophysical surveys, and five of our vessels are equipped with multiple streamers and multiple energy sources that acquire more lines of data with each pass.

We operate 15 data processing centers capable of processing 2D and 3D data. Most of our data processing services are performed on 3D seismic data. The centers process data received from the field, both from our own and from other geophysical crews, to produce an image of the earth’s subsurface using proprietary computer software and techniques. We also reprocess older geophysical data using new techniques designed to enhance the quality of the data. Our processing centers operate high capacity, advanced technology data processing systems on high-speed cluster CPU’s.  These systems run our proprietary data processing software. The marine and land data acquisition crews have software compatible with that utilized in the processing centers, allowing for ease in the movement of data from the field to the data processing centers. Our centers can generally process both land and marine data and we tailor the equipment and software deployed in an area to meet the local market demands.

We operate visualization centers in Houston, Texas, Calgary, Canada, Perth, Australia and Crawley, England. These four centers allow teams of our customers’ geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow us to offer our expertise combined with the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.

We have groups of scientists and engineers located in Calgary, Canada, Houston, Texas and Leoben, Austria who perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world using third-party and our proprietary software to create subsurface models for our clients and advise our clients on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Additionally, we license our proprietary Hampson-Russell software to companies desiring to do their own geophysical interpretation.

We are a Delaware corporation and the address of our corporate headquarters is 10300 Town Park Drive, Houston, Texas 77072, and our telephone number is (832) 351-8300. Our website is located at www.veritasdgc.com. The information on our website is not a part of this prospectus.

Our Strengths

•                  Large Multi-Client Data Library in High Demand Regions.    We have focused our multi-client data acquisitions in prime exploration regions around the world that have the combination of geologic and legal attributes that allow a multi-client business model to function. Along with geologic prospectivity, the areas have a legal regime that leads to property turnover, such as the periodic licensing rounds in the Gulf of Mexico, as well as the governmental and economic stability that leads to investment. As of July 31, 2005, our multi-client library consisted of the following:

Region	3-D Square Kilometers	2-D Line Kilometers
Gulf of Mexico	93,703	6,268
Brazil (offshore)	32,436	39,754
North Sea	20,589	40,409
Africa/Middle East (offshore)	11,113	49,348
Canada (offshore)	4,469	953
Asia Pacific (offshore)	—	60,478
North America (land)	28,004	4,340
Surveys in progress (offshore and land)	13,417	—
Total	203,731	201,550

•                  Focus on Technology.    We use innovative technology that allows for fast, high quality acquisition, processing and interpretation of large amounts of geophysical data. We maintain our technological capabilities through ongoing research and development, alliances with equipment manufacturers and by acquiring technology under licenses from others.

•                  Balance Sheet.    As of July 31, 2005, we had $249.4 million in cash and cash equivalents and $155.0 million in total debt.

Our Strategy

Our objectives are to maintain our technical excellence and enhance our financial performance. We are committed to a disciplined approach that includes investing no more capital than our operations produce. To achieve our objectives, we:

•                  invest in new technology and in our multi-client library.

•                  continue our research and development efforts in advanced processing.

•                  limit capacity expansion to areas that can deliver a significant return on investment.

•                  maintain a conservative balance sheet and financial flexibility.

The Offering

Issuer	Veritas DGC Inc.

Notes	$155.0 million aggregate principal amount of Floating Rate Convertible Senior Notes Due 2024. Each note was issued at a price of $1,000 per note and has a principal amount of $1,000.

Maturity	March 15, 2024.

Ranking

The notes are our senior unsecured obligations and rank equally in right of payment with our future senior unsecured indebtedness and senior to any future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, including indebtedness under our existing credit agreement, to the extent of the value of the assets securing that secured indebtedness. As of July 31, 2005, we had no senior secured indebtedness outstanding, $55.0 million of total availability under our credit agreement (which would have been reduced by $8.8 million due to then outstanding letters of credit) and no senior unsecured indebtedness other than the notes. The notes are not guaranteed by our subsidiaries and are effectively subordinated to our subsidiaries’ existing and future liabilities, including guarantees of our indebtedness. As of July 31, 2005, our subsidiaries had approximately $160.9 million of trade payables and accrued liabilities (excluding guarantees of indebtedness under our credit agreement and intercompany indebtedness).

Interest

The notes bear interest at an annual rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.75%, except that interest for any period will never be less than zero. Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, each an interest payment date, beginning June 15, 2004.

Conversion Rights	Holders may surrender notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:

•

during any fiscal quarter commencing after the date of original issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price in effect on that 30th trading day;

• if we have called the particular notes for redemption and the redemption has not yet occurred;

•

during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the Conversion Rate on such day; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights.”

Upon the occurrence of any of the circumstances described above, holders may convert any outstanding notes into cash and shares of our common stock at an initial “Conversion Price” per share of $24.03. This represents a “Conversion Rate” of approximately 41.6146 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in “Description of the Notes,” once notes are tendered for conversion, the value (the “Conversion Value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Average Closing Stock Price (as defined below). We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted, (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”), and (3) an amount in cash in lieu of any fractional shares of common stock. We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. The Ten Day Average Closing Stock Price will be the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the notes are submitted for conversion.

As of the beginning of our second fiscal quarter of 2006, the notes became convertible because our common stock price was more than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005, which is the last day of our first fiscal quarter. The determination of the convertibility of the notes occurs quarterly. Depending upon our common stock price in the future, the notes may not be convertible in future quarters. Assuming a Ten Day Average Closing Stock Price of $32.21 (which was the closing stock price at October 31, 2005), conversion of all the notes would result in our payment of $155 million in cash and 1.638 million shares of common stock.

In certain circumstances the Conversion Price will be subject to adjustment. See “Description of the Notes—Conversion Rights—Conversion Price Adjustments.”

If we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price - Dividend Adjustment Amount) (Pre-Dividend Sale Price)

“Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

The “common stock price” on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The NASDAQ System. A “trading day” means any regular or abbreviated trading day of the New York Stock Exchange.

Upon conversion of the notes, the holder will not receive any additional cash payment representing accrued but unpaid interest or liquidated damages, if any.

See “Description of the Notes—Conversion Rights.”

Optional Redemption

We cannot redeem the notes before March 20, 2009. We may redeem some or all of the notes at any time on or after March 20, 2009, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of redemption, payable in cash. See “Description of the Notes—Optional Redemption of the Notes.”

Repurchase of Notes at the Option of the Holder

Holders may require us to repurchase all or a portion of their notes on March 15, 2009, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase, payable in cash. See “Description of the Notes—Repurchase of Notes at the Option of the Holder.”

Change in Control

If a change in control, as that term is defined in “Description of the Notes—Right to Require Repurchase of Notes Upon a Change in Control,” occurs, holders will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase, payable in cash.

Sinking Fund	None.

Use of Proceeds	We will not receive any of the proceeds from the sale of notes or the common stock contemplated by this prospectus.

Book-Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the securities are shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry System.”

PORTALSM Trading of Notes	The notes are eligible for trading in The PORTALSM Market of the NASDAQ Stock Market, Inc.

Risk Factors	See “Risk Factors” and the other information in, and incorporated by reference into, this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Listing of Common Stock	Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “VTS.”

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference into, this prospectus, before making a decision to invest.

Risks Related to our Business

As a provider of geophysical technologies, our business is substantially dependent on the level of exploration expenditures by oil and gas companies.

Exploration expenditures by oil and gas companies are affected by several factors, including actual and forecasted petroleum commodity prices and such companies’ own short term and strategic plans. These expenditures may also be affected by worldwide economic conditions. Should there be a sustained period of substantially reduced exploration expenditures by oil and gas companies, the demand for geophysical services likely will drop and have an adverse effect on our results of operations and cash flow during the affected period. In recent years, many of our customers have been using a substantial portion of their discretionary cash to pay down debt, buy back their stock, drill low-risk prospects and maximize production from existing fields rather than exploring for new prospects. While we believe this trend has ended, due to recent commodity price increases and current supply and demand forecasts, there can be no guarantee that oil and gas companies will engage in substantial or prolonged exploration programs involving seismic spending. While petroleum commodity prices are currently high from a historical perspective, history has shown these prices to be very volatile.

Weak demand or technological obsolescence could impair the value of our multi-client data library.

We have invested significant amounts in acquiring and processing multi-client data and expect to continue to do so for the foreseeable future. There is no assurance that we will recover all the costs of such surveys. Technological, regulatory or other industry or general economic developments could render all or portions of our multi-client data library obsolete or reduce its value. For example, in fiscal 2003 and fiscal 2002 we incurred $4.9 million and $55.3 million, respectively, in impairment charges related to slow moving surveys in our multi-client library. These surveys were found to be impaired for various reasons, including slow acreage turnover in the case of U.S. land surveys, a border dispute in the case of a Shetland-Faroes survey and excessive acquisition cost in the case of a Gulf of Mexico survey. Additionally, our individual surveys have a book life of five years, so particular surveys may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

We are dependent on achieving and maintaining technological advances, which creates risks regarding technological obsolescence, requirements for substantial future capital expenditures, the unavailability of necessary technology and the failure of new technologies.

The development of geophysical data acquisition and processing equipment has been characterized by rapid technological advancements in recent years. We expect this trend to continue. We will be required to invest substantial capital in the future to maintain our technology. Furthermore, manufacturers of geophysical equipment may develop new systems that render our equipment, even if recently acquired, obsolete or less desirable, requiring significant additional capital expenditures. Because some of our competitors are themselves leading designers and manufacturers of seismic equipment, we may not have access to their technology. Even if critical new and advanced equipment is available to us, we may not have funds available or be able to obtain necessary financing on acceptable terms to acquire it. Further, any investment we may make in a perceived technological advance may not be effective, economically successful or otherwise accepted in the market.

We face intense competition in our industry, which could adversely affect our results.

Competition among geophysical service providers historically has been, and we expect will continue to be, intense. Competitive factors in recent years have included price, crew experience, equipment availability, technological expertise and reputation for quality, safety and dependability. Some of our competitors operate substantially more data acquisition crews and have significantly greater financial and other resources than we do. These larger and better-financed operators could enjoy an advantage over us in a competitive environment for contract awards and data sales and in the development of new technologies. Other competitors operate with extremely low overhead and compete vigorously on price in certain markets where that is the determining factor in awarding work. These low-cost competitors can have a competitive advantage over us in these markets.

High fixed costs could result in operating losses.

Our business has high fixed costs. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses. Low utilization rates may hamper our ability to recover the cost of necessary capital investments.

Our revenues are subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

Our operating results vary in material respects from quarter to quarter and will most likely continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for data acquisition, customers’ budgetary cycles, the timing of offshore lease sales and the effect of such timing on the demand for geophysical activities, seasonal factors and the timing of sales of licenses to geophysical data in our multi-client data library, which may be significant to us and which are not typically made in a linear or consistent pattern. Combined with our high fixed costs, these revenue fluctuations could produce unexpected adverse results of operations in any fiscal period.

We may be unable to attract and retain key employees, which could adversely affect our business.

Our success depends upon attracting and retaining highly skilled professionals and technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the geophysical services industry. We may confront significant and potentially adverse competition for key personnel, particularly during periods of increased demand for geophysical services. In addition, our success will depend to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could adversely affect our business.

We face risks associated with our foreign revenue generating activities.

Substantial portions of our revenues are derived from foreign activities. During the fiscal year ended July 31, 2005, approximately 53% of our revenue, or $337 million, was attributable to activities outside the United States. During the fiscal year ended July 31, 2005, we recognized revenue from customers residing in the following foreign countries that represented more than 1% of our consolidated revenue on a gross basis for the fiscal year:

Country of Origin	Revenue
(in millions)
Australia	38.7
Brazil	6.4
Canada	90.7
India	12.1
Malaysia	19.2
Nigeria	12.0
Norway	21.5
Oman	22.3
South Africa	6.9
United Kingdom	43.1

Foreign revenues are subject to certain risks, including those related to rates of currency exchange, border disputes, war, terrorism, civil disturbances, embargo, and government activities such as radical changes in tax regulations or investment laws. We are exposed to these risks in all of our foreign operations to some degree, and our exposure could be material to our financial condition and results of operations where the political and legal environment is less stable and we generate significant revenue or have large local investments, such as in Brazil, Nigeria, and Oman.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and otherwise be subject to tariffs and import/export restrictions. These laws change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated foreign subsidiaries conduct business in foreign jurisdictions, some of which have been subject to U.S. trade embargoes and have been identified by the U.S. government as state sponsors of terrorism or are subject to sanctions by the U.S. Office of Foreign Assets

Control. For example, during fiscal 2005 we generated $1.7 million of revenue from Libyan customers (Libya was identified by the U.S. government as a state sponsor of terrorism until September 2004), $1.1 million of revenue from Iranian customers and $10,000 of revenue from a Syrian customer. We have typically generated revenue in these countries through the performance of data processing, reservoir consulting services and the sale of software licenses and software maintenance. The governments of Iran and Syria have been identified by the U.S. government as state sponsors of terrorism and are subject to sanctions by the U.S. Office of Foreign Assets Control and either directly or indirectly control the activities of our customers within their borders. Our relations with customers in these countries are current and on going. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on foreign operations could result in material fines and penalties, damage to our reputation, and a reduction in the value of our shares of common stock. In addition, our activities in these countries could reduce demand for our stock among certain investors.

Finally, some of our operational activities result in accounts receivable or accounts payable that are denominated in foreign currencies and, therefore, subject to fluctuations in foreign currency exchange rates. There can be no assurance that we will not experience difficulties in connection with future foreign revenue generation and, in particular, adverse effects from foreign currency fluctuations.

We operate under hazardous conditions that subject us to risk of damage to property or personal injuries and may interrupt our business.

Our seismic data acquisition activities involve operating under extreme weather and other hazardous conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, ice floes, and high seas. These types of events could result in an interruption of our business or significant liability. We may not obtain insurance against all risks or for certain equipment located from time to time in certain areas of the world.

Our business is subject to governmental regulation, which may adversely affect our future operations or the accounting thereof.

Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Failure to timely obtain the required permits may result in crew downtime and operating losses. Because laws and regulations change frequently, we cannot predict the impact of government regulations on our future operations. The adoption of laws and regulations that have the effect of curtailing exploration by oil and gas companies could also adversely affect our operations by reducing the demand for our geophysical services.  Sales of licenses to our data library are affected by government licensing of exploration rights.  Licensing of exploration rights may be sporadic, difficult to predict and may be delayed for long periods of time in certain foreign jurisdictions.

We follow the generally accepted accounting principles of the United States (GAAP) as promulgated and/or enforced by the Financial Accounting Standards Board, the SEC and other organizations. GAAP is subject to change, with such changes occurring at a rapid rate in recent years. Changes in GAAP can affect the reporting of our future results.

The amounts we amortize from our data library each period may fluctuate significantly, and these fluctuations can have a significant effect on our reported results of operations.

How we account for our multi-client data library has a significant effect on our reported results of operations. We amortize the cost of our multi-client library based primarily upon our estimates of future sales of licenses to data, known as the sales forecast method. Although we also employ a minimum amortization for each survey in our data library based on straight-line amortization over five years, this amortization is secondary to that derived from the sales forecast method. The estimates used in the sales forecast method are inherently imprecise and may vary from period to period depending upon market developments and our expectations. We update our estimates on a quarterly basis and change our amortization rates accordingly. Substantial changes in amortization rates can have a significant effect on our reported results of operations.

Risks Related to an Investment in the Notes and Our Common Stock

Our obligations under the notes are unsecured and are effectively subordinated to all of our future secured debt.

Our obligations under the notes are unsecured. Our obligations under our Credit Agreement are secured by substantially all of our assets, and the indenture for the notes does not limit our ability to incur additional secured debt. Any secured indebtedness we incur in the future will rank senior in right of payment to the notes to the extent of the value of the assets securing such secured indebtedness. As of July 31, 2005, we had no senior secured indebtedness outstanding and $55.0 million of total availability under our Credit Agreement (which would have been reduced by $8.8 million due to then outstanding letters of credit).

The notes are junior to the indebtedness of our subsidiaries.

The notes were issued by Veritas DGC and are structurally subordinated to the existing and future claims of our subsidiaries’ creditors. Holders of the notes are not creditors of our subsidiaries. Any claims of holders of the notes to the assets of our subsidiaries derive from our own equity interests in those subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of our subsidiaries over our own equity interest claims and will therefore have priority over the holders of the notes. Our subsidiaries’ creditors may include:

•                  general creditors;

•                  trade creditors;

•                  secured creditors;

•                  our bank lenders, to the extent our subsidiaries have guaranteed our obligations under our Credit Agreement; and

•                  taxing authorities.

As of July 31, 2005, our subsidiaries had approximately $160.9 million of trade payables and accrued liabilities (excluding guarantees of our indebtedness and intercompany indebtedness).

We are a holding company and, except for cash on hand, are dependent on earnings of and cash flow from our subsidiaries, which could be subject to restrictions impeding their ability to transfer to us those funds necessary for us to pay principal and interest on the notes and other indebtedness.

We are a holding company, and our assets primarily consist of the stock of our subsidiaries. The notes offered by this prospectus are direct unsecured obligations of Veritas DGC, which derives all of its revenues from the operations of its subsidiaries. As a result, except to the extent of cash on hand, we are dependent on the earnings and cash flow of, and dividends and distributions or advances from, our subsidiaries to provide the funds necessary to meet our debt service obligations, including the principal of and interest on the notes and other indebtedness. The payment of dividends to us from our subsidiaries and the payment of interest on or the repayment of any principal of any loans or advances we make to any of our subsidiaries may be subject to contractual or statutory restrictions and are contingent upon the earnings of our subsidiaries. Our subsidiaries have not guaranteed the notes and are not obligated to make funds available for payment on the notes.

There are no restrictive covenants in the indenture governing the notes relating to our ability to incur future indebtedness.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens, or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness or indebtedness at the subsidiary level to which the notes would be structurally subordinated. A higher level of indebtedness increases the risk that we may default on our indebtedness. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our indebtedness or that future working capital, borrowings or equity financing will be available to pay or refinance such indebtedness.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the average of the closing prices per share of our common stock on the New York Stock Exchange for the ten consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of your notes.

Upon a change in control, as defined in the indenture governing the notes, and on March 15, 2009, 2014 and 2019, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive a cash payment. If we do not have sufficient funds to pay the repurchase price for all of the notes you tender upon a change in control, the cash due upon repurchases of the notes on March 15, 2009, 2014 or 2019 or the cash due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. In addition, cash payments in respect of notes that you tender for repurchase or that you convert are subject to limits and might be prohibited, or create an event of default, under our Credit Agreement as well as other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under our Credit Agreement. Borrowings under our Credit Agreement are, and other borrowings may be, secured indebtedness. Therefore, our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes—Repurchase of Notes at the Option of the Holder” and “—Right to Require Repurchase of Notes Upon a Change in Control.”

Our reported earnings per share may be more volatile because of the conversion contingency provision of the notes.

Holders of the notes are entitled to convert the notes into cash and shares of our common stock, among other circumstances, if the common stock price for the periods described in this prospectus is more than 120% of the conversion price. Unless and until this contingency or another conversion contingency is met, the shares of our common stock underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should certain of these contingencies be met, fully diluted earnings per share would, depending on the relationship between the interest on the notes and the earnings per share of our common stock, be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our stock price could cause this contingency to be met in one quarter and not in a subsequent quarter, increasing the volatility of fully diluted earnings per share.

As of the beginning of our second fiscal quarter of 2006, the notes became convertible because our common stock price was more than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005, which is the last day of our first fiscal quarter.  The determination of the convertibility of the notes occurs quarterly. Depending upon our common stock price in the future, the notes may not be convertible in future quarters.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion price of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read “Description of the Notes—Conversion Rights—Conversion Price Adjustments.” If the conversion price is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, Non-U.S. Holders (as defined in “United States Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. Please read “United States Federal Income Tax Considerations.”

There is no prior public market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.

Prior to the initial offering of the notes, there was no public market for the notes and we cannot assure you that an active trading market will ever develop for the notes. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing of the notes on any securities exchange or the NASDAQ Stock Market.

The trading price of our common stock could be subject to significant fluctuations.

The trading price of our common stock fluctuates. Factors such as fluctuations in our financial performance, and that of our competitors, as well as general market conditions could have a significant impact on the future trading prices of our common stock. The trading prices also may be affected by weakness in oil prices, changes in interest rates and other factors beyond our control. These factors have had an adverse effect on the trading price of our common stock in the past and may do so again in the future.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then existing stockholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, up to 1,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to 78,500,000 shares of common stock, of which approximately 34,415,296 shares (including 155,370 Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares which are convertible on a one-for-one basis into shares of Veritas DGC common stock and, when coupled with the voting rights afforded by the special voting shares, have rights virtually identical to Veritas DGC common stock) were effectively outstanding as of July 31, 2005.

We have the ability to issue preferred stock without stockholder approval.

Our common stock is subordinate to any classes of preferred stock issued in the future in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution. Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously designated for use in connection with our rights plan a series of 400,000 shares of preferred stock. See “Description of Capital Stock.” If we designate or issue other series of preferred stock, it will create additional securities that will have dividend or liquidation preferences senior to the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest.

Certain provisions of our charter, Delaware law and our stockholder rights plan may make it difficult for a third party to acquire us, even in situations that may be viewed as desirable by our stockholders.

The General Corporation Law of the State of Delaware contains provisions that may delay or prevent an attempt by a third party to acquire control of our company. Our certificate of incorporation and bylaws contain provisions that authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could also discourage or impede a tender offer, proxy contest or other similar transaction involving control of us, even if viewed favorably by stockholders. In addition, we have adopted a stockholder rights plan that would likely discourage a hostile attempt to acquire control of us.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of the notes or the common stock contemplated by this prospectus. See “Selling Securityholders” for a list of those entities receiving proceeds from the sale of the notes or the common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus interest expense, and fixed charges consist of interest expense, amortization of debt issuance costs and capitalized interest and portions of operating lease rent expenses deemed to be representative of interest.

	Fiscal Year Ended July 31,
	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	1.94	*	*	1.24	3.19

*  Our consolidated ratio of earnings to fixed charges was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $18.6 million and $29.3 million for the fiscal years ended July 31, 2002 and 2003, respectively.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol “VTS.” The following table sets forth, for the periods indicated, the range of high and low closing prices for our common stock on the New York Stock Exchange.

	High	Low
Fiscal Year Ended July 31, 2004
First Quarter	$9.41	$7.58
Second Quarter	$13.80	$8.49
Third Quarter	$23.55	$12.05
Fourth Quarter	$25.01	$17.62
Fiscal Year Ended July 31, 2005
First Quarter	$25.00	$19.61
Second Quarter	$25.54	$19.72
Third Quarter	$32.18	$24.91
Fourth Quarter	$31.00	$23.70
Fiscal Year Ending July 31, 2006
First Quarter	$37.59	$29.84
Second Quarter (through November 2, 2005)	$31.83	$31.69

DIVIDEND POLICY

We have not paid any cash dividends on our common stock and have no plans to pay any dividends. The payment of any future dividends on our common stock would depend upon our financial condition and upon a determination by our board of directors that the payment of dividends would be desirable. Our Credit Agreement currently prohibits the payment of cash dividends.

BUSINESS

General

Veritas is a leading provider of integrated geophysical information and services to the petroleum industry worldwide. Our customers include major, national and independent oil and gas companies that utilize geophysical technologies to:

•             identify new subsurface areas favorable for the production of hydrocarbons;

•             determine the size, structure and stratigraphy of previously identified oil and gas fields; and

•             optimize development and production of hydrocarbon reserves.

We acquire, process, interpret and market geophysical information that provides 2D and 3D images of the subsurface. We also produce 4D surveys, which record fluid movement in the reservoir, by repeating specific 3D surveys over time. Additionally, we use geophysical data for reservoir characterization to enable our customers to maximize their recovery of oil and natural gas.

Services and Markets

We conduct geophysical surveys on both a contract and a multi-client basis. When we conduct surveys on a contract basis, we acquire and process data for a single client who pays us to conduct the survey and owns the data we acquire. When we conduct surveys on a multi-client basis, we acquire and process data for our own account and license that data and associated products to multiple clients. The high cost of acquiring and processing geophysical data on an exclusive basis has prompted many oil and gas companies to license surveys on a multi-client basis. In response to this demand, we have built a large library of surveys consisting of over 200,000 line kilometers of 2D data and over 200,000 square kilometers of 3D data. Our marine data library includes surveys in the Gulf of Mexico, the North Atlantic, Southeast Asia, West Africa, North Africa, Canada and Brazil. Our land data library includes surveys in Texas, Mississippi, Oklahoma, Wyoming and Utah in the United States as well as Alberta and British Columbia in Canada. The portion of our revenue generated from the sale of multi-client data licenses is influenced by a number of factors, including government licensing of exploration and production rights, and as a result, will fluctuate from year to year.

The following tables describe our revenues by contract type and geographic area based on the location of the product or service provided:

	Years Ended July 31,
Revenues by Contract Type	2005	2004	2003
	(In thousands)
Contract work	$389,046	$289,404	$283,873
Licensing of multi-client data	244,980	275,065	217,948
Total	$634,026	$564,469	$501,821

	Years Ended July 31,
Revenues by Geographic Area	2005	2004	2003
	(In thousands)
United States	$287,993	$245,144	$190,898
Canada	92,639	88,283	71,911
Latin America	17,178	57,210	113,754
Europe	71,852	79,182	33,713
Middle East/Africa	62,515	32,513	54,201
Asia Pacific	101,849	62,137	37,344
Total	$634,026	$564,469	$501,821

In fiscal 2005, 2004 and 2003, 55%, 57% and 62%, respectively, of our revenues were attributable to non-U.S. operations and export sales. (See Note 12 of Notes to Consolidated Financial Statements for additional geographic and segment information.)

Principal Operating Assets

We acquire, process, and interpret geophysical information utilizing a wide array of assets as follows:

Land Acquisition

Our land acquisition activities are performed with technologically advanced geophysical equipment. As of July 31, 2005, our land survey equipment had a combined recording capacity of approximately 49,000 channels. We typically deploy equipment in North and South America and Oman by crews of varying size. Our crew count varies widely as land acquisition is a seasonal activity in many markets, primarily due to weather.

Our land operations include surveying crews, which lay out the lines to be recorded and mark the sites for shot-hole placement or equipment location, and recording crews, which use explosive or mechanical vibrating units to produce acoustic impulses and recording units to synchronize the shooting and capture the seismic signals via geophones. On a land survey where explosives are used, the recording crew is supported by several drill crews, which are typically furnished by third parties under short-term contracts. Drill crews operate in advance of the recording crew and bore shallow holes for explosive charges which, when detonated by the recording crew, produce the necessary acoustic impulse.

Marine Acquisition

Our marine acquisition crews operate from both owned and chartered vessels that have been modified or equipped to our specifications. All of the vessels we utilize are equipped to perform both 2D and 3D geophysical surveys. During the last several years, the majority of the marine geophysical data acquisition services we performed involved 3D surveys. The following table contains certain information concerning the geophysical vessels we operate.

Vessel	Year Entered Service	Length	Beam	Charter Expiration
Pacific Sword	1999	189 feet	40 feet	October 2006
Seisquest	2001	300 feet	60 feet	May 2006
Veritas Viking	1998	305 feet	72 feet	May 2011
Veritas Viking II	1999	305 feet	72 feet	May 2007
Veritas Vantage	2002	305 feet	72 feet	April 2010
Veritas Searcher	1982	217 feet	44 feet	Owned

We are replacing the Veritas Searcher with a new chartered vessel of greater capability, with expected delivery in mid-2006.

Each vessel is equipped with geophysical recording instrumentation, digital geophysical streamer cable, cable location and geophysical data location systems, multiple navigation systems, a source control system that controls the synchronization of the energy source and a firing system that generates the acoustic impulses. Streamer cables contain hydrophones that receive the acoustic impulses reflected by variations in the subsurface strata.

At present, five of our vessels are equipped with multiple streamers and multiple energy sources. These vessels acquire more lines of data with each pass, which reduces completion time and the acquisition cost. The Veritas Viking, Veritas Viking II and the Veritas Vantage are each capable of deploying 12 streamers simultaneously, although each is currently equipped to tow eight. The Veritas Viking, Veritas Viking II, Veritas Vantage and Veritas Searcher are equipped with solid streamers that offer numerous advantages over oil-filled streamers. The solid streamers allow these vessels to work in rougher seas and record more desirable frequencies with less noise and less downtime than is possible with oil-filled streamers.

Data Processing and Interpretation

We operate 15 data processing centers capable of processing 2D and 3D data. Most of our data processing services are performed on 3D seismic data. The centers process data received from the field, both from our own crews and from other geophysical companies, to produce an image of the earth’s subsurface using proprietary computer software and techniques. We also reprocess older geophysical data using new techniques designed to enhance the quality of the data. Our data processing centers have opened at various times since 1966 and are at present located in:

North America	South America	Europe/Africa/ Middle East	Asia Pacific

Houston, Texas	Buenos Aires, Argentina	Crawley, England	Singapore
Calgary, Canada	Caracas, Venezuela	Stavanger, Norway	Perth, Australia
		Aberdeen, Scotland	Jakarta, Indonesia
		Lagos, Nigeria	Kuala Lumpur, Malaysia
Luanda, Angola
Pau, France
Milan, Italy

Our processing centers operate high capacity, advanced technology data processing systems on high-speed cluster CPUs. These systems run our proprietary data processing software. The marine and land data acquisition crews have software compatible with that utilized in the processing centers, allowing for ease in the movement of data from the field to the data processing centers. Our centers can generally process both land and marine data and we tailor the equipment and software deployed in an area to meet the local market demands.

We operate visualization centers in Houston, Calgary, Perth, and Crawley. These four centers allow teams of our customers’ geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow us to offer our expertise combined with the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.

We have groups of scientists and engineers located in Calgary, Houston, and Leoben, Austria who perform advanced geophysical and geological interpretation on a contract basis. These experts work around the world, using third party and our proprietary software to create subsurface models for our clients and advise our clients on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Additionally, we license our proprietary Hampson-Russell software to companies desiring to do their own geophysical interpretation.

Technology and Capital Expenditures

The geophysical industry is highly technical, and the requirements for the acquisition and processing of geophysical data have evolved continuously during the past 50 years. Accordingly, it is critical that our technological capabilities are comparable or superior to those of our competitors. We maintain our technological capabilities through continuing research and development, strategic alliances with equipment manufacturers, and by acquiring technology from others.

Our research and development staff includes scientists, engineers or programmers. Our research and development efforts focus on new acquisition technologies and processes and on our core processing and imaging software. In 2004, we formed a group to develop and apply technologies to record, process and interpret multi-component waveforms, an area of growing interest among our customers. During fiscal 2005, 2004 and 2003, research and development expenditures were $18.9 million, $15.5 million and $11.6 million, respectively. Our research and development budget for fiscal 2006 is approximately $19 million.

During fiscal 2005, 2004 and 2003, capital expenditures for equipment were $62.4 million, $30.5 million and $30.5 million, respectively. Capital expenditures for fiscal 2005 included approximately $14.8 million for replacement equipment for equipment lost or damaged on the Veritas Viking in January 2005. A majority of the cost of this equipment will be reimbursed to us by our insurance carrier. Because the insurance reimbursement is greater than the book value of the equipment, we have recorded a gain on the involuntary conversion. We expect to invest approximately $61 million in capital equipment during fiscal 2006. Most of our fiscal 2006 capital budget is allocated to replacement and upgrading of existing equipment.

During fiscal 2005, 2004 and 2003, our cash multi-client investment, net of capitalized depreciation, was $148.4 million, $126.3 million and $151.8 million, respectively. For fiscal 2006, we are planning a cash multi-client investment of approximately $162 million. Our total planned cash investment in the company of $223 million is significantly less than our planned cash flow from operations and, therefore, we expect to generate an increase in our cash balance during fiscal 2006.

Competition

The acquisition and processing of geophysical data for the oil and gas industry has historically been highly competitive worldwide. Success in marketing geophysical services is based on several factors, including price, crew experience, equipment availability, technological expertise, reputation for quality and dependability and, in the case of multi-client surveys, availability of surveys in the area of current customer interest.

Our largest global competitors are Western-Geco (a joint venture between Schlumberger and Baker Hughes), Compagnie Générale de Géophysique S.A. and Petroleum Geo-Services ASA. Additionally, there are a large number of seismic companies, mostly small and local, in the land acquisition and land data processing areas where financial and technical barriers to entry are minimal. In the multi-client library business, we compete with the full-service seismic companies mentioned above, as well as with specialty library companies such as TGS Nopec Geophysical Company ASA and Seitel Inc.

We compete to a lesser degree with large, state-affiliated companies such as BGP of China. These companies are large providers of seismic services in their home countries and have recently been expanding their operations to include other parts of the world. They are particularly aggressive in price sensitive markets, such as those involving large tenders to national oil companies, where low price is of paramount importance.

Due to the constantly changing configurations of seismic crews and the immense numbers of channels in the market, it is impossible to discuss the global competition in land acquisition in any quantitative fashion. Tracking our competition is more feasible in the marine acquisition market. According to a September 15, 2005 report by Enskilda Securities, a third party industry analyst, there are a total of 60 towed-streamer vessels working in the world, including 44 3D vessels and 16 2D vessels. In fiscal 2005, there were temporary and local shortages of vessels of specific capability, which allowed us to increase seismic acquisition margins in certain regions.

Backlog

At July 31, 2005, our backlog of commitments for future revenue was $301.8 million, compared with $146.6 million at July 31, 2004. Approximately 29% of this backlog is related to multi-client surveys. We anticipate that most of the July 31, 2005 backlog will be completed over the next twelve months. This backlog consists of written orders or firm commitments. Contracts for services are subject to modification by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result of these factors, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding period.

Significant Customers

Our customers include major oil and gas companies, national oil companies and independent oil and gas companies. In fiscal 2005, a single, large multi-national oil company represented 12% of our revenues primarily due to the increased revenue generated by a large 3D survey acquired in the Gulf of Mexico. In fiscal 2004 and 2003, no customer accounted for 10% or more of our total revenue.

Employees

During fiscal 2005, we employed an average of 2,794 people on a full-time basis. Our number of employees varies greatly due to activity changes in our land acquisition business, and during fiscal 2005 ranged from a low of 2,381 to a high of 3,471. This variation typically occurs on a seasonal basis, with higher employee counts and higher revenues occurring during our second and third fiscal quarters, coinciding with the winter seismic acquisition seasons in Alaska and Canada. However, performance of large land surveys in South America or other locales can cause a marked shift from this pattern. A total of 31 employees in Singapore are subject to collective bargaining agreements. We consider our relations with our employees to be good.

Our SEC Reporting

We electronically file certain documents with the SEC. We file annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K (as appropriate) and proxy statements; along with any related amendments and supplements thereto. From time-to-time, we may also file registration statements pertaining to equity or debt offerings. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file with the SEC.

We provide electronic access to our periodic and current reports on our internet website, www.veritasdgc.com. These reports are available on our website as soon as reasonably practicable after we electronically file such materials with the SEC. You may also contact our investor relations department at 832-351-8821 for paper copies of these reports free of charge.

Properties

Our headquarters is located in Houston, Texas in a 218,151 square foot office and warehouse complex, which is leased. The complex houses data processing operations, as well as executive, accounting, research and development and operating personnel. This lease expires in the beginning of fiscal 2016. We lease additional space, aggregating approximately 631,966 square feet, which is used by our operations around the world, including the locations identified under “Business—Principal Operating Assets—Data Processing and Interpretation.” These leases expire at various times through fiscal 2015. We also own and charter seismic acquisition vessels as listed under “Business—Principal Operating Assets—Marine Acquisition.”

Legal Proceedings

On occasion, we are named as a defendant in litigation relating to our normal business operations. Although we are insured against various business risks to the extent we believe prudent, there is no assurance that the nature and amount of such insurance will be adequate in every case. As of October 31, 2005, we are not a party to any legal proceeding that we believe to be material.

SELECTED FINANCIAL DATA

	Years Ended July 31,
	2005(1)	2004(2)	2003(3)	2002(4)	2001
	(In thousands, except per share amounts)
Statement of Operations Data:
Revenues	$634,026	$564,469	$501,821	$452,183	$476,640
Operating income	64,241	27,770	(12,112)	(833)	46,562
Net income (loss)	83,001	5,221	(59,097)	(24,051)	21,440

Net income (loss) per common share — basic	2.45	.16	(1.77)	(.74)	.70
Net income (loss) per common share — diluted	2.37	.15	(1.77)	(.74)	.68

Balance Sheet Data:
Total assets	$966,598	$776,246	$790,945	$781,403	$796,389
Long-term debt (including current maturities)	155,000	155,000	194,225	140,000	135,000

(1)	Fiscal 2005 included a gain on involuntary conversion of assets of $9.9 million and a $6.8 million income tax benefit from the release of deferred tax valuation allowances of $36.9 million.

(2)

Fiscal 2004 included charges of $22.1 million related to a change in multi-client accounting and $7.4 million related to debt refinancing. The change in multi-client accounting may affect the comparability between periods and is more fully described in Note 1 of Notes to Consolidated Financial Statements.

(3)

Fiscal 2003 included charges of $39.3 million for goodwill impairment, $4.9 million for impairment of a multi-client survey, $7.6 million loss related to the sale of our (RC)[2] software operations and $21.0 million related to deferred tax asset valuation allowances.

(4)

Fiscal 2002 included charges of $55.3 million for impairment of multi-client surveys, $14.6 million for costs of a terminated merger and $6.5 million valuation allowance for Argentine deferred tax assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Fiscal 2005 proved to be another year of improvement in the seismic industry, as it continues to move out of the weak 1999 - 2003 timeframe to what appears to be a robust future. We first noted a change in our marketplace during the first quarter of fiscal 2005, when we began to see exploration and production companies actively competing with each other for access to seismic acquisition assets in certain markets, driving prices upward. Indeed, the growth of demand in the global marine seismic acquisition market was an industry highlight of fiscal 2005, and the area where we generated most of our growth.

Over the last few years, the seismic industry has been able to provide increased fidelity of subsurface depiction in difficult areas to image, such as below the massive salt formations in the Gulf of Mexico, by using advanced acquisition techniques, processing technologies and more powerful computers. Recently, exploration and production companies have begun to show increased interest in these new techniques to further illuminate the subsurface. While seismic has traditionally been used primarily as an exploration tool, we are seeing increasing interest in new seismic imaging techniques, such as multi- or wide-azimuth marine acquisition, which offer better definition of complex structures, advancing the use of seismic for reservoir delineation. We have been, and continue to be, the leader in the area of improved imaging through our cutting edge processing technologies, including proprietary pre-stack depth migration (PSDM) and wave-equation migration methods. Additionally, many of the surveys in our data library have been acquired or enhanced using these advanced techniques. In the data acquisition area, we were an early adopter of multi-component acquisition on land and, in fiscal 2005, were the first company to acquire a large-scale wide-azimuth survey offshore.

The recent increased interest in these enhanced acquisition and processing techniques is further driven by the oil industry’s inability to replace reserves at or above their rate of use. Since the beginning of calendar 1985, on average, global oil produced has significantly exceeded the annual volume of reserves discovered. Accordingly, estimates of global excess oil capacity have been dropping while demand has been increasing. The most obvious result of these trends is the increasing global oil price, which has repeatedly set new records in recent months.

To increase their reserve replacement rate, we believe most of our customers will respond to the challenge by increasing their exploration budgets over the next two to three years. While much of their total exploration budgets may go toward drilling, they will first need drillable prospects. The most successful tool for economically finding these prospects is 3-D seismic. The applicability of seismic has been expanded greatly over the past decade. Where “standard” 3-D seismic has not been sufficient, our advanced techniques have been used on certain geologic problems with spectacular results, as exemplified by the delineation and discovery of the large sub-salt reservoirs in the deepwater Gulf of Mexico.

While the increases in petroleum consumption may change from year to year, overall consumption seems to be on a continuous climb upward. Similarly, new, economic oil reserves seem to be increasingly difficult to find, especially in areas of low political risk. With this supply and demand situation, we are reasonably confident that exploration spending will continue to rise, but more importantly, we expect that more of that spending will be directed toward areas of geophysical difficulty, requiring the high-end seismic services that we provide.

In this improving business environment, our strategy to maximize performance has been to:

•                  continue the long-term commitment to building multi-client data libraries in areas such as the Gulf of Mexico, the North Sea and onshore Canada and the United States;

•                  invest in data processing and research resources to maintain leadership in subsurface imaging through continuous innovation;

•                  target innovative and higher margin marine acquisition contracts in selected regions; and

•                  focus our land acquisition resources on the North American and Oman markets and be selective with contracts in Latin America.

We expect to continue this balanced contract and multi-client strategy through fiscal 2006.

Due to our selling and operational efforts and the more robust seismic market, we have seen our backlog increase $155 million from $147 million at July 31, 2004 to $302 million at July 31, 2005. We expect to complete most of the work in backlog over the next twelve months. We believe that our traditional pattern of revenue generation will occur again during fiscal 2006, with revenues in our second and third fiscal quarters being higher than in our first and fourth quarters. This pattern is driven by end of calendar year spending, which results in higher library revenue in our second fiscal quarter and higher land acquisition activity during our second and third fiscal quarters, corresponding with the winter seismic season in Alaska and Canada.

During the first quarter of fiscal 2005, we reorganized our company into three geographic regions: North and South America (NASA), Europe, Africa, Middle East and the Commonwealth of Independent States (EAME), and Asia Pacific (APAC) and our financial statements and presentation of segment data for prior periods have been realigned to conform to this revised organization structure. The managers of these regions are responsible for all facets of sales and operations and are the primary point of contact with our customer within each region. Centrally managed processing, acquisition, and reservoir professionals support these managers from locations around the globe. We feel this new organization structure allows our front-line managers to focus exclusively on their customers while allowing our company to develop and deploy technology consistently across our markets. We have put processes in place that will allow for the free movement of our seismic equipment across the three regions so that we may maximize our return on investment.

Results of Operations

Fiscal 2005 Compared with Fiscal 2004

Revenues. Revenues increased by 12% from $564.5 million in fiscal 2004 to $634.0 million in fiscal 2005. This increase was driven by increased contract work, primarily marine, in all regions and increased sales of multi-client data licenses in EAME partially offset by decreased sales of multi-client data licenses primarily in the NASA region, which includes the Gulf of Mexico, the United States, Brazil and Canada. During fiscal 2005, NASA significantly decreased its land acquisition operations in South America. NASA’s increase in contract marine work was primarily in the Gulf of Mexico where the Veritas Vantage and two additional third party vessels acquired a wide azimuth survey during fiscal 2005. APAC’s revenue increase was also generated by marine contract work, as we operated the Veritas Viking II, the Pacific Sword and Veritas Searcher in Australia, India, Myanmar and New Zealand during the period. EAME generated most of its increased revenue through sales of multi-client data licenses for offshore Africa and the North Sea.

Revenues from our operating segments were as follows:

	Years Ended July 31,
			Change
	2005	2004 (1)	$	%
	(In millions)
NASA	$404.8	$385.9	$18.9	5%
EAME	131.0	118.5	12.5	11%
APAC	98.2	60.1	38.1	63%
Total Revenues	$634.0	$564.5	$69.5	12%

(1) 2004 segment information has been changed to reflect our current organization (See Note 12 of Notes to Consolidated Financial Statements)

Revenues consisted of the following:

	Years Ended July 31,
			Change
	2005	2004	$	%
	(In millions)
Multi-client:
Land	$54.7	$66.0	$(11.3)	(17)%
Marine	190.3	209.1	(18.8)	(9)%
Subtotal	245.0	275.1	(30.1)	(11)%
Contract:
Land	161.6	154.0	7.6	5%
Marine	227.4	135.4	92.0	68%
Subtotal	389.0	289.4	99.6	34%
Total Revenues	$634.0	$564.5	$69.5	12%

Operating income (loss). Operating income increased by $36.4 million from $27.8 million in fiscal 2004 to $64.2 million in fiscal 2005. During the first quarter of fiscal 2004, we changed our multi-client amortization accounting policy to include a minimum amortization from the date of survey completion, instead of only during the last 24 months of the survey’s book life. As a result of this change, we recorded a charge of $22.1 million in cost of services in the first quarter of fiscal 2004. The remaining $14.3 million increase in operating income from fiscal 2004 is the result of increased margins (revenues less cost of services) of $24.1 million partially offset by increased research and development costs and general and administrative costs. Our margin increase was primarily due to our revenue increase and a decrease in cost of services as a percent of revenue of approximately 2%. Increased productivity, favorable mix of jobs and higher pricing contributed to the margin increase.

Research and development costs have increased by $3.4 million from fiscal 2004 primarily due to our focus on advanced acquisition and processing and general increases in research spending. General and administrative expense increased by $6.4 million due to the expenses associated with the restatement of our historical financial statements and those associated with our increased efforts in the areas of disclosure controls and procedures and internal control over our financial reporting. Research and development expense and general and administrative expense both grew due to increased incentive compensation related to our improved financial performance.

Interest expense. Interest expense decreased from $18.9 million in fiscal 2004 to $4.0 million in fiscal 2005. This decrease is due primarily to the issuance of our Convertible Senior Notes in the third quarter of fiscal 2004 and the repayment of our term notes with the proceeds. This refinancing resulted in a significantly lower interest rate. Our Convertible Senior Notes accrue interest at a rate of three month LIBOR less 0.75%, which equated to a weighted average interest rate of 1.72% for fiscal 2005 and is much lower than the various tranches of debt in place in fiscal 2004. In addition, approximately $7.4 million of debt issuance costs were expensed in fiscal 2004 in connection with the retirement of the term notes.

Involuntary conversion of assets. In January 2005, our seismic vessel Veritas Viking experienced an engine failure while acquiring data in the Gulf of Mexico and lost substantial amounts of overboard seismic equipment. As this seismic equipment was insured at its replacement cost, we recognized a $9.9 million gain related to this insurance settlement.

Other (income) expense, net. In fiscal 2005, other income increased to $6.1 million from $0.0 million in fiscal 2004. This increase is primarily due to increased interest income of $3.7 million earned on our cash balances augmented by a small foreign currency exchange gain in fiscal 2005.

Income taxes. We reversed $36.9 million of valuation allowances on certain of our deferred tax assets during the fourth quarter of fiscal 2005, resulting in a net tax benefit of $6.8 million for fiscal 2005. The deferred tax assets were originally reserved at the end of fiscal 2003 primarily due to our historical losses in several tax jurisdictions. As of the fourth quarter of fiscal 2005, we had recognized profits in those jurisdictions and had a positive operational outlook. The combination of these two factors was sufficient to cause the reversal of the reserves. This decrease in provision was offset, in part, by the increased current tax provision resulting from substantially higher income in fiscal 2005. Excluding the release of valuation allowances, our effective tax rate would have been approximately 40%. (See Note 5 of Notes to Consolidated Financial Statements for further information on income taxes.)

Fiscal 2004 Compared with Fiscal 2003

Revenues. Revenues increased 12%, from $501.8 million in fiscal 2003 to $564.5 million in fiscal 2004. Increased multi-client revenues were responsible for most of the growth, with all three regions showing substantial increases. Contract revenues increased by 2%. In the NASA region, land contract acquisition work increased in North America but was offset by declines in South America. In response to the South American decline, we are reducing our presence in that region and redeploying our assets and key personnel into other markets. Marine contract acquisition revenues increased overall, but we experienced a significant regional shift as we moved the Veritas Viking II from NASA to APAC.

Revenues from our current operating segments were as follows:

	Years Ended July 31,
			Change
	2004 (1)	2003 (1)	$	%
	(In millions)
NASA	$385.9	$376.7	$9.2	2%
EAME	118.5	91.3	27.2	30%
APAC	60.1	33.8	26.3	78%
Total Revenues	$564.5	$501.8	$62.7	12%

(1) Segment information has been changed to reflect our current organization (See Note 12 of Notes to Consolidated Financial Statements)

Revenues consisted of the following:

	Years Ended July 31,
			Change
	2004	2003	$	%
	(In millions)
Multi-client:
Land	$66.0	$56.6	$9.4	17%
Marine	209.1	161.3	47.8	30%
Subtotal	275.1	217.9	57.2	26%
Contract:
Land	154.0	157.2	(3.2)	(2)%
Marine	135.4	126.7	8.7	7%
Subtotal	289.4	283.9	5.5	2%
Total Revenues	$564.5	$501.8	$62.7	12%

Operating income (loss). Operating income increased by $39.9 million, from a loss of $12.1 million in fiscal 2003 to operating income of $27.8 million in fiscal 2004. Fiscal 2003 included charges of $51.8 million related to asset impairments and reserves while fiscal 2004 included a $22.1 million charge related to a change in accounting for our multi-client library. The difference in the amount of these charges had the effect of increasing our operating income by $29.7 million. The remaining $10.2 million increase in operating income is the result of increased multi-client margins of $10.4 million, increased contract margins of $1.9 million and reduced general and administrative costs of $1.8 million, partially offset by $3.9 million of additional research and development spending.

In fiscal 2003, contract margin included a $2.9 million charge to establish a reserve against an account receivable from one of our customers. This receivable was settled in the first quarter of fiscal 2004 resulting in a gain of $0.6 million.

Research and development expense in fiscal 2004 increased by $3.9 million from fiscal 2003. A substantial amount of the increase was due to work on multi-component (pressure and shear wave) acquisition and processing. We spent the majority of our research budget on developing advanced processing techniques.

General and administrative expense in fiscal 2004 decreased by $1.8 million from fiscal 2003. The decrease was due primarily to lower severance cost in fiscal 2004, partially offset by expenses associated with requirements of the Sarbanes-Oxley Act and related rules.

The fiscal 2004 charge of $22.1 million, as described above, is included in cost of services on the “Consolidated Statements of Operations and Comprehensive Income (Loss)” and relates to a change in accounting for our multi-client library. This charge represents the adjustment necessary to reduce each of our surveys as of August 1, 2003, the first day of fiscal 2004, to a balance no greater than that which would have been recorded had we been using the new method. While the sales forecast method remains our primary means of expensing multi-client surveys, we have now established a minimum cumulative amortization for each survey based upon straight-line amortization over five years. The monthly expense recognized for each survey is the greater of the amount derived by the sales forecast method or the amount of minimum amortization. This is a change from the prior method that provided for a minimum amortization only during the last two years of the survey’s book life.

The fiscal 2003 charge of $51.8 million includes an impairment of multi-client surveys of $4.9 million, impairment and severance expense related to the sale of (RC)2, our reservoir characterization software business, of $7.6 million, and an impairment charge for goodwill of $39.3 million, with each charge described more fully below.

We periodically review the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and record losses when it is determined that estimated sales would not be sufficient to cover the carrying value of the asset. In fiscal 2003, we recognized a $4.9 million pretax impairment charge related to a survey in the Gulf of Mexico that we have been unable to license. This survey was acquired at right angles to an existing survey and customers have not been willing to pay for the moderately increased resolution.

We had not been satisfied with the results of the software operation acquired with the (RC)2 business in February 2001. We were not making the software sales projected in our acquisition plan and were ineffective at bringing any new products to market. In the fourth quarter of fiscal 2003, we decided to sell this operation and entered into a letter of intent with Seismic Micro-Technology, Inc., a company more focused on software development. We took a charge in fiscal year 2003 of $7.6 million related to these operations, of which $5.9 million was applied to reduce the carrying value of the (RC)2 software to its estimated market value of $2.0 million. The remaining $1.7 million primarily related to employee severance and facility costs. The sales agreement allows us to continue using the (RC)2 suite of software in our reservoir consulting business. In addition, we have entered into an agreement that allows us to continue as sales agents of the software. The sale closed in September 2003.

Our reduced earnings in fiscal year 2003, coupled with the instability in our industry, led to a sharp decline in our stock price in fiscal year 2003, leaving our market value below our book value. As a result of our continued weak stock price and the sale of the (RC)2 software business, we performed an evaluation of our existing goodwill balance at the end of fiscal 2003. This analysis indicated our goodwill was impaired and, as a result, we recognized an impairment charge of $39.3 million, an amount equal to our entire goodwill balance.

Income taxes. Our provision for income taxes decreased by $24.5 million from fiscal 2003 to fiscal 2004 due principally to two reasons. First, fiscal 2003 was negatively impacted by unbenefited net operating losses, non-deductibility of our goodwill impairment and increased valuation allowances on our deferred tax assets. Second, fiscal 2004 was positively affected by the reduction of certain tax contingencies and resolution of certain tax matters in early calendar year 2005, due to the extended open period of fiscal 2004 caused by our restatement. (See Note 5 of Notes to Consolidated Financial Statements for further information on income taxes.)

Liquidity and Capital Resources

Sources and Uses

Our internal sources of liquidity are cash, cash equivalents and cash flow from operations. External sources include public and private debt financing, equity sales, equipment financing and our revolving loan facility and trade credit. We believe that our current cash balance and cash flow from operations are adequate to meet our liquidity needs for the next twelve months.

Net cash provided by operating activities increased 36% from $243.0 million in fiscal 2004 to $331.3 million in fiscal 2005 primarily due to improved profitability and improvements in working capital. Net cash used by investing activities increased 36% from $152.4 million in fiscal 2004 to $206.7 million in fiscal 2005. Our cash investment for fiscal 2005 includes capital expenditures to replace and upgrade our existing equipment of approximately $62.4 million and investment in our data library of approximately $148.4 million. We expect to continue to fund these investments from our current cash and cash equivalents on hand and from internally generated funds.

For the past three fiscal years, cash provided by our operating activities has increased while combined expenditures for capital equipment and multi-client surveys have not increased at the same rate. We expect spending to increase modestly in fiscal 2006, but also expect that cash provided by operating activities will again exceed our investment in our operations. For fiscal 2006, we expect capital expenditures of approximately $61 million and cash multi-client library investment of approximately $162 million for a combined investment of approximately $223 million. These amounts are relatively flexible and will be adjusted to meet the needs of the business. In addition to these amounts, we plan to spend approximately $19 million for research and development during fiscal 2006.

As of the beginning of our second fiscal quarter of 2006, the Convertible Senior Notes became convertible because our common stock price was more than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005, which is the last day of our first fiscal quarter.  As such, the debt is classified as short term as of the end of our first fiscal quarter.  As of July 31, 2005, we had an adequate amount of cash to fund the conversion of the Convertible Senior Notes which would require a payment of the entire principal amount had all of the Convertible Senior Notes been converted on that date.

While we believe that we have adequate sources of funds to meet our liquidity needs, our ability to meet our obligations depends on our future performance, which is subject to many factors beyond our control. Key internal factors affecting future results include utilization levels of acquisition and processing assets and the level of multi-client data library licensing, all of which are driven by the external factors of spending by exploration and production companies and, ultimately, underlying commodity prices.

Debt Structure

Our long-term debt consists of $155.0 million of Convertible Senior Notes due 2024. In addition, we have a Credit Facility consisting primarily of a revolving loan facility permitting borrowings of up to $55 million and various unsecured lines of credit totaling $8.5 million.

The Convertible Senior Notes are our senior unsecured obligations and are convertible under certain circumstances into a combination of cash and our common stock. In general, upon conversion of a note, the holder of such note will receive cash equal to the principal amount of the note and shares of our common stock for the note’s conversion value in excess of such principal amount. We entered into a registration rights agreement in which we agreed to file a registration statement with the Securities and Exchange Commission within 90 days of March 3, 2004 to register resales of the notes and associated shares of common stock. We filed a registration statement on May 28, 2004 in compliance with the registration rights agreement; however, the registration statement was not effective until August 31, 2005. Because our registration statement was not effective on August 31, 2004 as required by the indenture, we incurred liquidated damages in the aggregate amount of $0.8 million in fiscal 2005.

The Convertible Senior Notes bear interest at a per annum rate which is equal to the three-month LIBOR rate, adjusted quarterly, minus a spread of 0.75%. The interest rate of the notes, from September 15, 2005 through December 14, 2005, is 3.12%, based on a LIBOR rate of 3.87%. For fiscal 2005 the weighted average interest rate was approximately 1.72% The notes will mature on March 15, 2024 and may not be redeemed by us prior to March 20, 2009. Holders of the notes may require us to repurchase some, or all, of the notes on March 15, 2009, 2014 and 2019. They could also require repurchase upon a change of control (as defined in the indenture under which the Convertible Senior Notes were issued.)

Under certain circumstances and at the option of the holder, the Convertible Senior Notes are convertible prior to the maturity date into cash and shares of our common stock. Certain of these circumstances may result in classification of the Convertible Senior Notes as current on our balance sheet. These circumstances include:

(1)          if the closing sale price of our common stock is over 120% of the conversion price, which is currently $24.03 (with 120% being $28.84) for 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs;

(2)          if we called the notes for redemption and the redemption has not occurred;

(3)          the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of the notes; or

(4)          the occurrence of specified corporate transactions.

Should any of these circumstances occur, the Convertible Senior Notes would be convertible at the then current stock price times the conversion ratio of 41.6146. This amount would be payable in cash equal to the principal amount of the notes, the par value adjusted for dividends or other equity transactions, with the additional amount payable in shares of our common stock. Currently, the maximum amount payable by us on conversion is $155 million in cash plus approximately 6.5 million shares. For clarity, conversion at a $40 stock price would result in our payment of $155 million in cash and 2.575 million shares of common stock. This settlement method is prescribed in the indenture and is not optional at the discretion of any party. The shares issuable from such conversion are considered in the calculation of diluted earnings per share.

As of the beginning of our second fiscal quarter of 2006, the Convertible Senior Notes became convertible because our common stock price was more than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005, which is the last day of our first fiscal quarter.  Assuming a Ten Day Average Closing Stock Price of $32.21 (which was the closing stock price at October 31, 2005), conversion of all the notes would result in our payment of $155 million in cash and 1.638 million shares of common stock.

On February 14, 2003, we entered into a Credit Facility with Deutsche Bank AG, New York Branch, as Administrative Agent, Deutsche Bank AG, Canada Branch, as Canadian Administrative Agent, and certain other lending institutions. In addition to term loans, which have been retired, the Credit Facility provided a revolving loan facility aggregating $55.0 million, including a facility for swing-line loans of up to $10.0 million and the issuance of letters of credit in an aggregate amount of up to $40.0 million. In August 2005, the limit for the issuance of letters of credit was increased to $48.0 million. Loans made under the revolving loan facility, including swing-line loans, bear interest at a variable rate determined on the date of borrowing that is related to various base rates and margins depending upon our leverage ratio and the location of the borrowing. The revolving loan facility expires in February 2006. The Credit Facility prohibits us from, among other things, paying cash dividends. As of July 31, 2005, there were no borrowings and $8.8 million in letters of credit outstanding under the Credit Facility, leaving $46.2 million available for borrowings.

In addition to the revolving loan facility, we have various unsecured lines of credit with lending institutions that operate in geographic areas not covered by the lending institutions in our Credit Facility, totaling $8.5 million that may be used exclusively for the issuance of letters of credit and bank guarantees. As of July 31, 2005, $1.4 million in letters of credit were outstanding under these lines.

Borrowings under the Credit Facility are secured by assets, including equipment, vehicles, multi-client data library, intellectual property, and stock of certain material subsidiaries, owned by us and certain of our subsidiaries. At July 31, 2005 the carrying value of the secured assets, including intercompany receivables, was $1.2 billion. The Credit Facility and related documents contain a number of covenants, including financial covenants relating to interest coverage, leverage and net worth. These covenants relate to measurements as of quarter ending dates; as of July 31, 2005, we were in compliance with these financial covenants.

During fiscal 2005, we obtained waivers from our lenders under the Credit Facility related to the late filing of our financial statements. The waivers allowed us to deliver our required reports for fiscal 2004 and for the first three quarters of fiscal 2005 later than required under the agreement. All required financial statements for such periods have now been provided to our lenders under the Credit Facility.

The following table presents our contractual obligations as of July 31, 2005 for the specified periods:

	Payments Due
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More Than 5 years
	(In thousands)

Long-term debt (1)	$155,000	$—	$—	$—	$155,000
Estimated interest payments (2)	95,110	4,836	9,672	9,672	70,930
Operating leases	105,422	41,207	30,385	17,399	16,431
Purchase obligations	10,680	10,680	—	—	—
Potential payments under letters of credit	10,179	9,877	302	—	—
Other long-term liabilities (3)	36,602	—	73	79	36,450

(1)

Under certain circumstances the Convertible Senior Notes are convertible prior to maturity. Certain of these circumstances may result in classification of the Convertible Senior Notes as current on our balance sheet. As of the beginning of the second fiscal quarter of 2006, the Convertible Senior Notes became convertible. As such, the debt is classified as short term as of the end of our first fiscal quarter.

(2)

The interest rate on our debt is LIBOR less 0.75%. For purposes of this table, we used our current interest rate of 3.12% based on a LIBOR rate of 3.87%. Each 100 basis point increase in LIBOR will increase our annual interest expense by $1.55 million per year.

(3)	Includes income tax, deferred revenue, pension and retirement obligations for which the timing of payment is uncertain.

Off -Balance Sheet Arrangements

As of July 31, 2005, we had no off-balance sheet instruments. During fiscal 2005, our limited hedging program consisted of economic hedge instruments intended to fix the U.S. dollar value of foreign currency payments to be made under a certain customer agreements.

Critical Accounting Policies

While all of our accounting policies are important in assuring that we adhere to current accounting standards, certain policies are particularly important due to their impact on our financial statements or the degree of subjectivity inherent in the assumptions required by the policies. These are described in detail below.

Revenue Recognition

Customer contracts for our services vary in terms and conditions. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21, “Accounting for Revenue Contracts with Multiple Deliverables” (EITF 00-21).

For contract services, we recognize revenues on a proportional performance method based upon output measures as work is performed. This method requires that we recognize revenues based upon quantifiable measures of progress, such as kilometers shot or processed. In contracts where our customer pays separately for the mobilization of equipment, EITF 00-21 requires us to recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same proportional performance method as for the acquisition work.

Revenues from the licensing of multi-client surveys are based upon agreed rates set forth in the contract and are recognized upon physical delivery of, or customer access to, the surveys. During the acquisition and processing phase of a multi-client survey, in most cases we recognize revenues on in-process multi-client surveys after obtaining a signed license agreement that gives the customers access to survey results as they occur, based upon a proportional performance method, using quantifiable measures of progress, such as kilometers shot or processed. After completion of a multi-client survey, we recognize revenues upon delivery of, or customer access to, the data to our customer or the customer’s designee.

Provisions exist in certain contracts with our customers that provide for a full refund if certain deadlines are not met or provide for a revenue sharing arrangement with the customer such that the final sales price is not fixed or determinable. For contracts with these provisions, we do not recognize the revenue under the proportional performance method for that contract and, instead, defer revenue recognition until performance is complete or the sales price is fixed or determinable.

Multi-Client Data Library

We collect and process geophysical data for our own account and retain all ownership rights. We license the data to clients on a non-transferable basis. In some circumstances, we have sold on a non-exclusive basis rights to data prior to our collecting and processing such data, i.e., we have made the first of what we anticipate will be multiple discrete sales of licenses to the same data.

We capitalize costs associated with acquiring and processing the data as an investment in our multi-client data library. The capitalized costs of multi-client data are charged to cost of services in the period sales of licenses occur based upon the greater of the percentage of total costs to total estimated sales for the first five years multiplied by actual sales, a process called the sales forecast method, or five-year straight-line amortization from the date of survey completion. The sales forecast method is our primary method of calculating cost of services. We believe this method of amortizing the capitalized costs aligns the amount of amortization to the period in which the economic benefits of the capitalized costs are consumed.

Estimated sales are determined based upon discussions with our clients, our experience and our knowledge of industry trends. Changes in sales estimates may have the effect of changing the percentage relationship of cost of services to revenues. In applying the sales forecast method, an increase in the projected sales of a survey will result in lower cost of services as a percentage of revenue, and higher earnings when revenue associated with that particular survey is recognized, while a decrease in projected sales will have the opposite effect.

Assuming that the overall volume of sales, mix of surveys generating revenue in the period and minimum amortization amounts were held constant in fiscal 2005, an increase of 10% in the sales forecasts of all of our surveys would have decreased our cost of services by less than 2%, or approximately $8 million.

Our ability to accurately forecast sales of our library surveys for several years into the future is affected by unforeseeable changes in commodity prices, exploration success in the area of the survey and the overall investment decisions of our customers. Therefore, we update our sales forecast for surveys with a significant book value on a quarterly basis to ensure that the most current market information is considered.

The total amortization period of 60 months represents the minimum period over which benefits from these surveys are expected to be derived. We have determined the amortization period of 60 months based upon our historical experience that indicates that the majority of our revenues from multi-client surveys are derived during the acquisition and licensing phases and during the 5 years subsequent to survey completion. Any future decrease in the minimum amortization period would have the effect of increasing cost of services and reducing the carrying value of the multi-client data library.

We periodically review the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and record losses when it is determined that estimated sales would not be sufficient to cover the carrying value of the asset. Any future reductions in sales estimates may result in an impairment charge that increases cost of services and reduces the carrying value of the multi-client data library. For example, in fiscal 2003, we recognized a $4.9 million pretax impairment charge related to a survey in the Gulf of Mexico that we had been unable to license.

Deferred Tax Asset

Deferred taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that at least some portion of the related deferred tax asset will not be realized. This valuation allowance is then adjusted if realization of the related deferred tax asset subsequently becomes more likely than not.

During fiscal 2005, our valuation allowances decreased $55.3 million, $36.9 million of which was due to the reversal of deferred tax valuation allowances, $16.6 million of which was due to the net utilization of fully reserved deferred tax assets and $1.8 million of which was due to expiration of fully reserved deferred tax assets during the period. As of July 31, 2005, we had $17.8 million of valuation allowances related to deferred tax assets in jurisdictions where historical losses indicate realization is doubtful.

Since our quasi-reorganization on July 31, 1991 with respect to Digicon Inc., the tax benefits of net operating loss carryforwards existing at the date of the quasi-reorganization have been recognized through a direct addition to additional paid-in capital, when realization is more likely than not. Additionally, the utilization of the net operating loss carryforwards existing at the date of the quasi-reorganization is subject to certain limitations. During fiscal 2005, we did not recognize any amount related to these benefits.

Software Capitalization and Amortization

Software available for sale is included in other assets on our consolidated balance sheets. Software acquired through the purchase of software companies is capitalized at its estimated fair market value through the allocation of the purchase price. For internally developed software, we capitalize costs associated with the development of the product from the time the product reaches technological feasibility until it is ready for commercial release.

The amortization of capitalized software is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on. The period of amortization begins when the software is released to the market. Estimated useful lives of our software products range from three to five years.

Estimated sales are determined based upon discussions with our clients, our experience and our knowledge of industry trends. Changes in sales estimates will have the effect of changing cost of services. An increase in projected sales will result in lower cost of services as a percentage of sales and higher earnings. A decrease in projected sales will result in higher cost of services as a percentage of sales and lower earnings. Any future increases or decreases in our estimates of useful lives will have the effect of decreasing or increasing future cost of services with an inverse effect on earnings.

Recent Accounting Pronouncements

We maintain stock-based compensation plans that are accounted for using the intrinsic value based method allowed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Under that method, compensation expense is recorded in the consolidated financial statements when the quoted market price of the underlying stock at the grant date or other measurement date exceeds the amount an employee must pay to acquire the stock. Our plans do not permit us to grant stock options at a price lower than market, therefore, we do not record any compensation expense related to stock options. In December 2004, the Financial Accounting Standards Board released SFAS No. 123R, a revision to SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R, which will become effective for us beginning with our first quarter of fiscal 2006, will require us to record the cost of stock options and other equity-based compensation in our income statement based upon the estimated fair value of those awards. As required by SFAS No. 148, “Accounting for Stock-Based Compensation,” we disclose the pro forma effect of stock-based compensation expense on net income and earnings per share that would have been recorded had we used the fair value based method. As presented in Note 1 of the Notes to Consolidated Financial Statements, adoption of SFAS No. 123R will likely reduce our reported net income or increase our reported net loss in future periods.

Quantitative and Qualitative Disclosures Regarding Market Risk

As of July 31, 2005, we had $155.0 million Convertible Senior Notes bearing interest at LIBOR less 0.75% with a fair value of $221.9 million, based upon the bid price of 143.19 on July 29, 2005. These notes are not hedged and represent our total exposure to interest rate risk. Each 100 basis point increase in the LIBOR rate will increase our interest expense by $1.6 million per year.

MANAGEMENT

Directors and Executive Officers of the Registrant

The following sets forth information about our directors:

Name	Principal Position with Veritas DGC	Age	Director Since	Member of
Loren K. Carroll	Director	62	2003	Audit committee; compensation committee
Clayton P. Cormier	Director	73	1991	Audit committee (chairman)
James R. Gibbs	Director	61	1997	Compensation committee; nominating and corporate governance committee (chairman)
Stephen J. Ludlow	Director, Vice Chairman	55	1999
Thierry Pilenko	Director, Chairman and Chief Executive Officer	48	2004	Innovation and technology committee (chairman)
Jan Rask	Director	50	1998	Audit committee; nominating and corporate governance committee
Yoram Shoham	Director	62	2005	Innovation and technology committee
David F. Work	Director	60	2004	Compensation committee (chairman)
Terence K. Young	Director	59	2005	Innovation and technology committee

The following sets forth additional information about our directors and executive officers.

Loren K. Carroll is currently president and chief executive officer of M-I Swaco and is also executive vice president of Smith International, Inc. Mr. Carroll also serves as a director of Smith International, Inc. and as a director of Fleetwood Enterprises, Inc. Mr. Carroll joined Smith International in December 1984 as vice president and chief financial officer. In January 1988 he was appointed executive vice president and chief financial officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as executive vice president and chief financial officer. Smith International holds a 60% interest in M-I Swaco.

Clayton P. Cormier is currently a financial and insurance consultant. Prior to that, Mr. Cormier was a senior vice president in the oil and gas division of Johnson & Higgins, an insurance broker, from 1986 to 1991 and previously served as chairman of the board, president, and chief executive officer of Ancon Insurance Company, S.A. and as an assistant treasurer of ExxonMobil Corp.

James R. Gibbs is chairman, president and chief executive officer of Frontier Oil Corporation, an oil refining and marketing company. He has been chairman since January 1999, chief executive officer since 1992 and president since 1987. He has been employed there for twenty-three years. Mr. Gibbs is a director of Frontier Oil Corporation and Smith International, Inc., an advisory director of Frost Bank-Houston, and a member of the Board of Trustees of Southern Methodist University.

Stephen J. Ludlow is currently a director and vice chairman of Veritas DGC and has served in that capacity since January 1999. Mr. Ludlow will cease to be a director and vice chairman effective with the 2005 annual meeting of stockholders, and, as of that time, will become executive vice president of Veritas DGC.  He will serve in that capacity until his retirement on March 31, 2006.  From August 1996, upon consummation of the business combination between Veritas DGC (formerly Digicon Inc.) and Veritas Energy Services until January 1999, he was president and chief operating officer of Veritas DGC Inc.

He has been employed by Veritas DGC for 34 years and served as president and chief executive officer of Veritas DGC from 1994 to 1996. Prior to 1994, he served as executive vice president of Veritas DGC for four years following eight years of service in a variety of management positions with increasing levels of responsibility, including several years of service as the executive responsible for operations in Europe, Africa and the Middle East.

Thierry Pilenko became chairman and chief executive officer and a director of Veritas DGC in March 2004. Prior to his appointment and since 2001, Mr. Pilenko served as managing director of SchlumbergerSema, a Schlumberger Ltd. company located in Paris. From 1998 to 2001, he was president of Geoquest, another Schlumberger Ltd. company located in Houston, Texas. Mr. Pilenko was employed by Schlumberger Ltd. and its affiliated companies in various parts of the world beginning in 1984 in a variety of progressively more responsible operating positions.

Jan Rask is currently president and chief executive officer and a director of TODCO, formerly known as R & B Falcon, and has held that position since July 2002. From September 2001 to July 2002, he was the Managing Director-Acquisitions and Special Projects of Pride International, Inc. and from July 1996 to September 2001, Mr. Rask was president, chief executive officer and director of Marine Drilling Companies, Inc. Mr. Rask served as president and chief executive officer of Arethusa (Off-Shore) Limited from May 1993 until the acquisition of Arethusa (Off-shore) Limited by Diamond Offshore Drilling, Inc. in May 1996. Mr. Rask joined Arethusa (Off-shore) Limited’s principal operating subsidiary in 1990 as its president and chief executive officer.

Yoram Shoham is currently an oil and gas industry consultant.  From 1983 until 2004, Mr. Shoham was employed by Shell Oil Company and Royal Dutch Shell and their affiliated companies in a variety of progressively more responsible positions, the most recent of which was vice president – external technology relations and consultant to Shell International Exploration & Production, Inc.

David F. Work is currently an oil and gas industry consultant. From 2001 until October 2003, he served as the chairman of Energy Virtual Partners, Inc., a privately-held company engaged in the business of managing under-resourced oil and gas properties. For more than five years prior to his retirement from BP Amoco in October 2000, he served in various management capacities with Amoco and BP Amoco, including group vice president of exploration and, finally, as regional president in the United States. Mr. Work currently also serves as a director of Edge Petroleum Corporation, CrystaTech, Inc. and TerraTek, Inc.

Terence K. Young is currently a professor and head of the Department of Geophysics at the Colorado School of Mines and has served as such since 2000.  From 1983 until 2000, Mr. Young was employed by Mobil Research and Development Corporation in a variety of roles, the last of which was as a visiting scholar at the Institute for Statistics and Its Applications, Carnegie Mellon University.  From 1982 to 1983, he served as a research geophysicist with Compagnie Générale de Géophysique, from 1979 to 1982, he served as assistant professor, Colorado School of Mines, and from 1969 to 1974 was a pilot and flight instructor in the United States Navy.  Mr. Young is currently the president-elect of the Society of Exploration Geophysicists.

Timothy L. Wells, age 52, was appointed president and chief operating officer of Veritas DGC in January 1999. He has been employed by Veritas DGC for twenty years, having served as president of Veritas DGC’s Asia Pacific division, regional manager of North and South American processing, manager of research and programming and in various other capacities in North and South America.

Mark E. Baldwin, age 52, was appointed executive vice president, chief financial officer and treasurer of Veritas DGC in August 2004. Prior to his appointment and since 2003, Mr. Baldwin was an operating partner in First Reserve Corporation, a privately-held oilfield services equity firm. From 2001 to 2002, he served as executive vice president and chief financial officer of Nexitraone, LLC, a privately-held telecommunications company. From 1997 to 2001, Mr. Baldwin was chairman and chief executive officer of Pentacon, Inc., then a publicly traded distributor of aerospace and industrial fasteners. For the seventeen years prior to 1997, Mr. Baldwin held a number of progressively more responsible financial and operating positions with Keystone International, Inc., then a publicly traded manufacturer of flow control devices.

Vincent M. Thielen, age 45, was appointed vice president, corporate controller of Veritas DGC in September 2003. Prior to his appointment, he had been employed by Veritas DGC for 4 years as corporate controller. Prior to that time, he served for eighteen years in various technical, operational and financial roles at Baker-Hughes Incorporated.

Larry L. Worden, age 53, was appointed vice president, general counsel and secretary of Veritas DGC in December 1998. For ten years prior to that time, Mr. Worden served as vice president, general counsel and secretary of King Ranch, Inc., a privately-held Texas corporation. Prior to his employment with King Ranch, Inc. he served as division counsel at National Gypsum Company and practiced law at two private law firms.

Independence of Directors

Our Board has affirmatively determined that Messrs. Carroll, Cormier, Gibbs, Rask, Shoham, Work and Young (i) have no relationship to the company that may interfere with the exercise of their independence from management and the company; (ii) have no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company) and (iii) are otherwise “independent” as that term is defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual and Rule 10A-3(b)(1) and Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.  The Board has not adopted categorical standards for the determination of independence but instead makes such determinations by reference to definitions provided in applicable law and New York Stock Exchange requirements.

In making its determination as to Mr. Young, the Board considered the relationships between the company and the Colorado School of Mines, which employs Mr. Young as a professor and head of the Geophysics Department, and between the company and the Society of Exploration Geophysicists, which Mr. Young serves as president-elect and will soon serve as president.  The company annually funds certain research projects with and provides certain services and equipment free of charge to the Colorado School of Mines, a non-profit educational institution.  The company paid or contributed to the Colorado School of Mines $140,800, $139,400 and $43,000 in fiscal years 2005, 2004, and 2003, respectively, and has paid or contributed an additional $94,000 between August 1, 2005 and September 30, 2005.  The company paid the Society of Exploration Geophysicists, a non-profit professional society, $116,400, $89,200 and $63,100 in fiscal years 2005, 2004, and 2003, respectively, and has paid it an additional $115,680 between August 1, 2005 and September 30, 2005.  These payments consisted of fees for booth rental at the Society’s annual trade show, membership dues paid on behalf of company employees, and admission fees paid on behalf of company employees for programs sponsored by the organization.  The Board deemed the payments and benefits the company paid to and received from each of the two entities not to be material either to the company or the other entities involved and, that, therefore, Mr. Young’s relationship to each entity is not material and does not affect his independence as a director of the company.

Director Compensation

Effective January 1, 2005, each of our directors who is not also an employee is paid an annual fee of $35,000 plus travel expenses, a fee of $1,500 for attendance at each regular or special Board and committee meeting (other than telephonic meetings) and a fee of $750 for attendance at each telephonic Board or committee meeting.  The chairman of the audit committee is paid an additional annual fee of $10,000 and the chairmen of the compensation and nominating and corporate governance committees are each paid an additional fee of $5,000 annually.

Prior to January 1, 2005, each of our directors who was not also an employee was paid an annual fee of $25,000, a fee of $1,500 for attendance at each regular or special Board and committee meeting (other than telephonic meetings) and a fee of $750 for attendance at each telephonic Board or committee meeting.  The chairman of the audit committee was paid an additional annual fee of $10,000, and no additional fees were paid to other committee chairmen.

Under our company’s Share Incentive Plan, non-employee directors are eligible to receive (1) nonqualified options, (2) share appreciation rights, (3) deferred share units, (4) restricted shares and (5) performance shares.  The compensation committee determines the type of awards granted and the terms of each grant.  For periods prior to January 1, 2005, continuing non-employee directors were granted options each year to purchase 5,000 shares of our common stock.  For periods after January 1, 2005, each year after election or appointment, each non-employee director will be granted options to purchase 6,000 shares of our common stock at fair market value on the date of grant.  The options so granted will vest immediately and have a five-year term.   Newly elected or appointed non-employee directors are granted options to purchase 10,000 shares of our common stock at fair market value on the date of grant.  These options granted to newly elected or appointed non-employee directors have a five-year term and are exercisable as follows:  2,500 options immediately upon the date of grant and an additional 2,500 options in each subsequent year on the anniversary of the date of grant until all are exercisable.  Also, for periods after January 1, 2005, non-employee directors will be allowed to elect to receive deferred share units issued under our company’s Share Incentive Plan in lieu of either 100 percent or 50 percent of the option grant.  In the event of such an election, the electing director will receive one deferred share unit in lieu of three options: 2,000 deferred share units in the event of a 100 percent election or 1,000 deferred share units in the event of a 50 percent election.   The deferred share units will be vested immediately upon grant.  Each deferred share unit automatically converts to one share of our common stock upon the director’s retirement or other termination.  Mr. Gibbs has elected to receive in deferred share units 100% of any option grant he receives in calendar year 2005.

Each of our non-employee directors may also elect to receive deferred share units issued under our Share Incentive Plan in lieu of either 25, 50, 75 or 100 percent of his or her annual director’s fee.  Once vested, each deferred share unit automatically converts into one share of our common stock upon the director’s retirement or other termination.  A director who elects to receive deferred share units prior to the end of any calendar year is entitled to receive on January 1 of the following year that number of deferred share units with a fair market value equal to the amount deferred.  The deferred share units then vest 25 percent on January 1 (the date of grant) and an additional 25 percent on the following April 1, July 1, and October 1.

Management Compensation

The following table reflects all forms of compensation for services to us for each of the fiscal years ended July 31, 2005, 2004 and 2003 of those individuals who (i) served as our chief executive officer during fiscal 2005, or (ii) were among our four most highly compensated executive officers at July 31, 2005, other than the chief executive officer.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus (1) ($)		Other Annual Compensation ($)		Restricted Stock Awards ($)		Securities Underlying Options (#)		All Other Compensation ($)
Thierry Pilenko (2) Chairman and Chief Executive Officer	2005 2004 2003	457,692 181,731 —	572,917 232,359 —	(3)	31,282 96,669 —	(4) (5)	— — —		— 120,000 —		— — —

Stephen J. Ludlow Vice Chairman	2005 2004 2003	269,630 265,021 265,021	225,011 148,279 20,246		— — —		— — —		— 24,700 60,971	(6)	10,250 11,019 —	(7) (7)

Timothy L. Wells President and Chief Operating Officer	2005 2004 2003	336,154 315,000 276,154	336,667 194,706 19,110		195 — —	(8)	— 77,460 —	(9)	— 24,700 60,284	(6)	10,750 11,759 8,241	(7) (7) (7)

Mark E. Baldwin (10) Executive Vice President, Chief Financial Officer and Treasurer	2005 2004 2003	276,923 — —	400,000 — —	(11)	12,612 — —	(12)	265,375 — —	(13)	— — —		11,154 — —	(7)

Larry L. Worden Vice President, General Counsel and Secretary	2005 2004 2003	229,615 210,923 194,039	201,250 105,955 14,834		195 — —	(8)	— — —		— 12,400 29,736	(6)	12,094 9,350 5,657	(7) (7) (7)

(1)

Bonuses are reported for the year in which they were earned. A portion of the bonus payments reported for fiscal year 2005 was paid in October 2005, a portion of the bonus payments reported for fiscal year 2004 was paid in March and April 2005, and a portion of the bonus payments reported for fiscal 2003 was paid in September 2003.

(2)	Joined the company in March 2004.

(3)	Includes a $75,000 lump-sum payment made to Mr. Pilenko upon his initial employment and an incentive bonus for fiscal year 2004 of $157,359 actually paid in April 2005.

(4)

Includes payment of $5,643 for tax preparation assistance for calendar year 2004; reimbursement of expenses of $12,769 for the lease of an automobile; reimbursement of expenses of $323 incurred in connection with the purchase of a home in Houston, Texas, and payment of legal expenses of $12,547. Does not include $7,196 paid in October 2005 as reimbursement for U.S. taxes due on the previous payment of legal expenses.

(5)

Reimbursement of legal expenses of $7,021 and payment of the following re-location expenses: cash moving allowance—$37,500; freight for personal effects—$23,177, temporary housing expenses—$10,620, airfare to Houston for Mr. Pilenko and his family — $18,351.

(6)

Includes two option grants: one in August 2002, which would customarily have been made in March 2002 but was delayed pending the consummation of a business combination that was subsequently terminated in July 2002, and the other in March 2003.

(7)	Company matching contributions pursuant to our 401(k) plan.

(8)	Incentive payments made under our health and wellness program.

(9)

6,000 shares of restricted stock valued at $12.91 per share, the closing price of our common stock on the New York Stock Exchange on February 2, 2004, the day of the grant. Of the restricted shares issued to Mr. Wells, 2,000 vested on February 2, 2005, and, assuming that Mr. Wells is still then employed by us, the remaining shares will vest 2,000 shares on February 2, 2006, and 2,000 shares on February 2, 2007. On July 29, 2005, the remaining 4,000 unvested restricted shares granted to Mr. Wells had a value of $123,200 based on the closing price of our common stock of $30.80 per share on the New York Stock Exchange. We do not currently pay dividends on our common stock; however, we would pay dividends on the restricted stock should our dividend policy change.

(10)	Joined the company in August 2004.

(11)	Includes a $100,000 lump-sum payment made to Mr. Baldwin upon his initial employment and an incentive bonus for fiscal year 2005 of $300,000.

(12)

Includes $12,547 in legal fees paid on behalf of Mr. Baldwin in April 2005 and a $65 incentive payment made under our health and wellness program. Does not include an additional $7,196 paid in October 2005 as reimbursement for U.S. income taxes due on the payment of legal expenses.

(13)

12,500 shares of restricted stock valued at $21.23 per share, the closing price of our common stock on the New York Stock Exchange on August 23, 2004, the day of the grant. On July 29, 2005, the restricted shares had a value of $385,000 based on the closing price of our common stock of $30.80 per share on the New York Stock Exchange. Of the restricted shares issued to Mr. Baldwin, 4,167 vested on August 23, 2005, and, assuming that Mr. Baldwin is still then employed by us, the remaining shares will vest 4,167 shares on August 23, 2006, and 4,166 shares on August 23, 2007. We do not currently pay dividends on our common stock; however, we would pay dividends on the restricted stock should our dividend policy change.

OPTION GRANTS IN FISCAL YEAR ENDED JULY 31, 2005

We did not grant any options to our named executive officers during the fiscal year ended July 31, 2005.

The following table sets forth information with respect to options to purchase our shares held by our named executive officers that were exercised during the fiscal year ended July 31, 2005 or were unexercised at fiscal year end.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR

ENDED JULY 31, 2005 AND FISCAL YEAR END OPTION VALUES

	Options Exercised During Fiscal Year		Number of Unexercised Options Held at Fiscal Year End (#)		Value of In-the-Money Unexercised Options Held at Fiscal Year End ($)(1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Thierry Pilenko	—	—	40,000	80,000	596,800	1,193,600
Stephen J. Ludlow	21,418	377,871	53,750	27,593	378,671	563,191
Timothy L. Wells	62,699	1,091,311	25,084	27,421	63,408	559,779
Mark E. Baldwin	—	—	—	—	—	—
Vincent M. Thielen	21,486	372,538	4,696	10,595	8,588	214,799
Larry L. Worden	36,906	642,930	12,398	13,634	39,234	278,404

(1)                       Based on the difference between the July 29, 2005 closing price of our common stock of $30.80 per share on the New York Stock Exchange and the exercise price.

Employment Agreements

We have entered into employment agreements with each of Messrs. Pilenko, Ludlow, Wells, Baldwin, Thielen and Worden.  (Our agreement with Mr. Ludlow is separately described in the next paragraph).  Our agreement with Mr. Pilenko continues until terminated by prior written notice of either party.  Our agreements with Messrs. Wells, Baldwin, Thielen and Worden continue until the employee reaches age 65 unless the agreement is earlier terminated by prior written notice of either party.  As of September 30, 2005, the executive officers are entitled to minimum annual salaries under their employment agreements as follows: Mr. Pilenko — $475,000; Mr. Wells – $350,000; Mr. Baldwin – $300,000; Mr. Thielen — $180,300 and Mr. Worden – $240,000.  In the event of a termination without cause (other than in connection with a change of control of Veritas DGC), each executive officer is entitled to payment under his employment agreement equal to one or more years of annual base salary as follows: Mr. Pilenko – three years; Messrs. Wells and Baldwin – two years; and Messrs. Thielen and Worden – one year and to payment equal to the amount payable for group insurance premiums under COBRA for a period of 12 months.  Payment of these amounts will be made over the specified period unless we exercise our option to pay them in a lump sum.  Each such executive officer will have a period of 90 days within which to exercise options granted to him and he will forfeit options and restricted stock not vested at the time of his termination.  In the event of a termination without cause by Veritas DGC or by the executive officer for “good reason” (as defined in the agreement) within two years after a change of control of Veritas DGC, each executive officer is entitled to a lump sum payment under his employment agreement equal to the following number times the sum of his annual base salary and annual bonus:  Messrs. Pilenko, Wells and Baldwin – three; and Messrs. Thielen and Worden – two.  In addition, all options to purchase our common stock granted to such executive officers will immediately become exercisable and all restrictions on restricted shares of our company will immediately lapse.

Our current agreement with Mr. Ludlow continues until March 31, 2006 unless it is extended by mutual agreement or unless we elect to terminate the agreement earlier.  As of September 30, 2005 Mr. Ludlow is entitled to a minimum annual salary of $280,000 under his employment agreement.  On March 31, 2006, unless the agreement is extended or earlier terminated (other than a termination in connection with a change of control of Veritas DGC), Mr. Ludlow is entitled to a lump sum payment under his employment agreement equal to two years of annual base salary and to a lump sum payment equal to the amount payable for group insurance premiums under COBRA for a period of 12 months.  Options previously granted to Mr. Ludlow will continue to vest on the schedule set forth in his option grant agreements and will continue to be exercisable for the period specified in the applicable option grant agreement.  In the event a change in control of Veritas DGC occurs within two years after such termination, under certain conditions Mr. Ludlow will be entitled to a lump sum payment under his employment agreement equal to three times the sum of his annual base salary and annual bonus less certain payments previously made.  In addition, all options to purchase our common stock granted to Mr. Ludlow will then immediately become exercisable.

Compensation Committee Interlocks and Insider Participation

None of the three members of our compensation committee — Messrs. Carroll, Gibbs or Work — is or has been at any time an officer or employee of Veritas DGC or any of its subsidiaries nor has any of them had any relationship with Veritas DGC that would otherwise require disclosure under Items 402 or 404 of Regulation S-K.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents data related to all of our equity compensation plans for both non-employee directors and employees as of July 31, 2005, and provides information related to potential ownership dilution as of such date:

Equity Compensation Plan Information

as of July 31, 2005

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options		Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options)

Equity compensation plans approved by stockholders	1,026,909	(1)	$13.52	2,445,576	(2)

Equity compensation plans not approved by stockholders	1,395,881	(3)	20.47	0	(4)

(1)

Includes 798,122 options issued under our Share Incentive Plan approved by stockholders in December 2002. Includes 208,787 options issued before December 9, 1998 under our 1992 Employee Non-qualified Stock Option Plan and 20,000 options issued before December 9, 1997 under our 1992 Non-employee Director Non-qualified Stock Option Plan. Stockholders approved both of the 1992 plans initially and in December 1997 approved amendments increasing the number of shares, which could be issued pursuant to options under the 1992 Employee Non-qualified Stock Option Plan. On December 9, 1997, our Board of Directors increased the number of options available under the 1992 Non-employee Director Non-qualified Stock Option Plan without obtaining stockholder approval and on December 9, 1998, increased the number of options available under the 1992 Employee Non-qualified Stock Option Plan without obtaining stockholder approval. We have assumed that options issued before those dates were issued under plans approved by stockholders and that options issued on or after those dates were issued pursuant to plans not approved by stockholders.

(2)

Includes 820,262 shares available for issuance under our employee stock purchase plan and 1,625,314 shares available for issuance under our Share Incentive Plan. Under our Share Incentive Plan, our compensation committee is authorized to make awards to participants in the form of stock options, restricted stock, deferred share units, share appreciation rights or performance shares. The aggregate number of shares available for award under the plan is currently 1,625,314, of which no more than 432,969 shares may be awarded in any form other than stock options.

(3)

Includes 554,317 options issued on or after December 9, 1998 under our 1992 Employee Non-qualified Stock Option Plan and 101,500 options issued on or after December 9, 1997 under our 1992 Non-employee Director Non-qualified Stock Option Plan. See note 1 above. Also includes options we assumed in connection with our acquisitions of Enertec Resource Services Inc. in August 1999 and Reservoir Characterization Resource Consulting Inc. in February 2001. The remaining 740,064 options were issued under our 2001 Key Employee Non-qualified Stock Option Plan that was not approved by stockholders.

(4)	Effective in December 2002, we are authorized to award equity compensation only in accordance with our stockholder approved Share Incentive Plan.

On December 11, 2002, our stockholders approved the adoption of our current Share Incentive Plan that provides for the issuance to directors, officers and select employees: (1) nonqualified options to purchase our common stock, (2) incentive options to purchase our common stock, (3) share appreciation rights, (4) deferred share units, (5) restricted shares and (6) performance shares. Effective upon the adoption of Share Incentive Plan, we may not award options, restricted stock or other equity compensation to any director, officer or employee under any other plan, including those previously approved by stockholders.

Prior to December 11, 2002, we had two employee nonqualified stock option plans – our 1992 Employee Non-qualified Stock Option Plan (the “1992 Plan”) and our 2001 Key Employee Non-qualified Stock Option Plan (the “2001 Plan”). Prior to December 11, 2002, we granted options to select employees, including our officers, under the 1992 Plan and to select employees, excluding our officers, under the 2001 Plan. Stockholders approved the adoption of the 1992 Plan in December 1992 and also approved all amendments to the plan through December 1997. In December 1998 and March 1999, our Board of Directors adopted amendments to the 1992 Plan that increased the number of options available for grant by 1,204,550 and 550,000, respectively. We did not seek stockholder approval of these amendments as such approval was not then required by the terms of the plan, applicable law or stock exchange requirements. In January 2001, we adopted our 2001 Plan, which allowed the issuance of up to 2 million options. We did not seek stockholder approval of the 2001 Plan as such approval was not then required by applicable law or stock exchange requirements.

Options granted under the 1992 Plan and 2001 Plan generally vested over three years and were exercisable over a five to ten-year period from the date of grant. The exercise price for each option is the closing price on the New York Stock Exchange on the last trading day prior to the grant date. As of July 31, 2005, a total of 884,604 options were outstanding under the 1992 Plan and 740,064 were outstanding under our 2001 Plan. No further options may be issued under either plan after December 11, 2002.

Prior to December 11, 2002, we also maintained a stock option plan for non-employee directors (the “Director Plan”) under which options were granted to our non-employee directors. Stockholders approved the adoption of the Director Plan in December 1992 and also approved all amendments to the plan through December 1994. In December 1997, our Board of Directors adopted amendments to the Director Plan that increased the number of options available for grant by 400,000. We did not seek stockholder approval of these amendments as such approval was not then required by the terms of the plan, applicable law or stock exchange requirements.

The Director Plan provided that every year each eligible director was granted options to purchase 5,000 shares of our common stock which vest over a period of three years from the date of grant and are exercisable over five to ten years from the date of grant. The exercise price for each option is the closing price on the New York Stock Exchange on the last trading day prior to the grant date. As of July 31, 2005, a total of 121,500 options were outstanding under the Director Plan. No further options may be issued under the Director Plan after December 11, 2002.

Our current Share Incentive Plan is described further in the Note 7 to Notes to Consolidated Financial Statements.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of shares at September 30, 2005, by (i) each person we know to own beneficially more than 5% of the outstanding shares, (ii) all directors, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and named executive officers as a group.

Name and Address	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class(3)
Beneficial Owners of 5% or more:
Dimensional Fund Advisors Inc.(4) 1299 Ocean Avenue Santa Monica, CA 90401	2,474,000	7.10
Ziff Asset Management, L.P.(5) 153 East 53rd Street, 43rd Floor New York, NY 10022	2,149,700	6.17
Named Executive Officers and Directors:
Thierry Pilenko	40,998	*
Stephen J. Ludlow	74,479	*
Timothy L. Wells	39,327	*
Mark E. Baldwin	11,398	*
Vincent M. Thielen	7,091	*
Larry L. Worden	21,081	*
Loren K. Carroll	18,500	*
Clayton P. Cormier	28,004	*
James R. Gibbs	39,250	*
Jan Rask	37,500	*
Yoram Shoham	8,500	*
David F. Work	11,000	*
Terence K. Young	8,500	*
All directors, director nominees and executive officers as a group (13 persons)	345,628	*

*	Does not exceed one percent

(1)	Except as otherwise noted, each person has sole voting and investment power with respect to the shares listed.

(2)

Includes the following shares subject to options granted pursuant to Veritas DGC option plans, including options exercisable within 60 days: Mr. Pilenko—40,000 shares; Mr. Ludlow—62,818 shares; Mr. Wells—33,980 shares; Mr. Baldwin—0 shares; Mr. Thielen—7,091; Mr. Worden—16,732 shares; Mr. Carroll—18,500 shares; Mr. Cormier—26,000 shares; Mr. Gibbs—36,250 shares; Mr. Rask—37,500 shares; Mr. Shoham— 8,500 shares; Mr. Work—11,000 shares; and Mr. Young—8,500 shares and all directors, director nominees and executive officers as a group—270,871 shares. Includes 4,000 shares of restricted stock issued to Mr. Wells that become vested 2,000 shares on February 2, 2006 and 2,000 shares on February 2, 2007. Includes 8,333 shares of restricted stock issued to Mr. Baldwin that become vested 4,167 on August 23, 2006, and 4,166 on August 23, 2007. Includes 2,000 deferred share units issued to Mr. Gibbs, each of which will automatically convert to one share of our Common Stock when Mr. Gibbs ceases to be a director.

(3)

Percentages are calculated based on a total of 34,833,068 shares outstanding as of October 17, 2005 plus, in calculating the percentage for each person or group, the number of any options and deferred share units exercisable within 60 days of October 17, 2005 owned by such person or group, in accordance with Rule 13d-3(d)(1).

(4)

Based solely on information furnished in Schedule 13F filed with the Securities and Exchange Commission by such person on July 21, 2005. Such person has sole voting and investment power for all shares.

(5)	Based solely on information furnished in Schedule 13G filed with the Securities and Exchange Commission by such person on April 14, 2005. Voting and investment power for all shares is shared.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture, dated as of March 3, 2004, between us and U.S. Bank National Association, as trustee. The following description is only a summary of the material provisions of the notes, the related indenture and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Prospectus Summary.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to the “we,” “us,” “our” and “Veritas” include only Veritas DGC Inc. and not its subsidiaries.

General

The notes are limited to $155,000,000 aggregate principal amount. The notes are our senior unsecured obligations and will mature on March 15, 2024, unless earlier redeemed at our option as described under “Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “Repurchase of Notes at the Option of the Holder,” or upon a change in control of Veritas as described under “Right to Require Repurchase of Notes Upon a Change in Control” or converted at a holder’s option as described under “Conversion Rights.”

The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or liens or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “Right to Require Repurchase of Notes Upon a Change in Control,” the indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

Interest

The notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.75%, as described below. Notwithstanding any quarterly adjustments of the interest rate, the interest rate borne by the notes will never be less than zero.

Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2004. Interest on the notes accrues from March 3, 2004 or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding March 1, June 1, September 1 and December 1, whether or not this day is a business day. Interest (including liquidated damages, if any) payable upon redemption or repurchase will be paid to the person to whom principal is payable unless the redemption or repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal and interest (including liquidated damages, if any) on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. We reserve the right to pay interest to holders of any notes in certificated form by check mailed to the holders at their registered addresses. However, a holder of such notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America.

The interest rate will be determined by the trustee acting as calculation agent. The interest rate for each quarterly period (other than the period before the first interest payment date) will be reset on the first day of such quarterly period (which we refer to as the interest adjustment date), which will be the interest payment date for the immediately preceding quarterly period. The adjusted interest rate will be based upon 3-month LIBOR, determined on the second preceding London banking day prior to the applicable interest adjustment date (which we refer to as the interest determination date) as described below. Interest on the notes accrued from the date of original issuance to June 15, 2004 at a rate of 0.37% per annum.

The term “3-month LIBOR” means, with respect to any interest determination date:

(a)   the rate for 3-month deposits in United States dollars commencing on the second London banking day succeeding the interest determination date, that appears on the Moneyline Telerate Page 3750 (as described below) as of 11:00 a.m., London time, on the interest determination date; or

(b)   if no rate appears on the particular interest determination date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent as the arithmetic mean of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London banking day succeeding the interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(c)   if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on the particular interest determination date by three major banks in the City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months commencing on the second London banking day succeeding the interest determination date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(d)   if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 3-month LIBOR in effect immediately prior to the particular interest determination date (or 0.37% per annum in the case of the interest adjustment date on June 15, 2004).

“Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Conversion Rights

Subject to the restrictions described in this “Description of the Notes,” a holder may convert any outstanding notes into cash and shares of our common stock at an initial “Conversion Price” per share of $24.03 in accordance with the conversion mechanism set forth below. This represents an initial “Conversion Rate” of approximately 41.6146 shares of our common stock per $1,000 principal amount of the notes. The Conversion Price and resulting Conversion Rate are, however, subject to adjustment as described below under “—Conversion Price Adjustments.” A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

Holders may surrender notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:

•                  during any fiscal quarter commencing after the date of original issuance of the notes, if the common stock price (as defined below) for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price on that 30th trading day;

•                  if we have called the particular notes for redemption and the redemption has not yet occurred;

•                  during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the Conversion Rate on such day; or

•                  upon the occurrence of specified corporate transactions.

Subject to certain exceptions described below under “Conversion Upon Satisfaction of Trading Price Condition” and “Conversion Upon Specified Corporate Transactions,” once notes are tendered for conversion, holders tendering the notes will be entitled to receive, per $1,000 principal amount of notes, cash and shares of our common stock, the aggregate value of which (the “Conversion Value”) will be equal to the product of:

(1)   the Conversion Rate then in effect; and

(2)   the average of the common stock prices for the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits, stock dividends and similar events) beginning on the second trading day immediately following the day the notes are tendered for conversion (the “Ten Day Average Closing Stock Price”).

Subject to certain exceptions described below and under “Conversion Upon Satisfaction of Trading Price Condition” and “Conversion Upon Specified Corporate Transactions,” we will deliver the Conversion Value of the notes surrendered for conversion to converting holders as follows:

(1)   an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted;

(2)   if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”); and

(3)   an amount in cash in lieu of any fractional shares of common stock.

The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. The cash payment for fractional shares also will be based on the Ten Day Average Closing Stock Price.

The Conversion Value, Principal Return, Net Share Amount and the number of Net Shares will be determined by us at the end of the ten consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion (the “Determination Date”).

We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after the Determination Date, but in no event later than four business days thereafter.

Delivery of the Principal Return, Net Shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest and any liquidated damages payable on the notes, except as described below. Accrued interest and any liquidated damages will be deemed paid in full rather than canceled, extinguished or forfeited.

Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued but unpaid interest (including liquidated damages, if any) on a converted note, or on account of dividends or distributions on shares of our common stock issued in connection with the conversion. If notes are converted after a regular record date and prior to the opening of business on the next interest payment date, including the date of maturity, holders of such notes at the close of business on the regular record date will receive the interest (and liquidated damages, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including liquidated damages, if any) on the principal amount to be converted. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between the close of business on the record date and the opening of business on the interest payment date, or to notes surrendered for conversion on the interest payment date.

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into cash and shares of our common stock. You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder on March 15, 2009, 2014 and 2019 or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under “Repurchase of the Notes at the Option of the Holder” or “Right to Require Repurchase of Notes Upon a Change of Control.”

The “common stock price” on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The NASDAQ System.

A “trading day” means any regular or abbreviated trading day of The New York Stock Exchange.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include the initial purchaser; provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one such bid or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by the trustee, taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate. The trustee shall not be required to determine the trading price of the notes unless requested in writing by us.

Conversion Upon Satisfaction of Common Stock Price Condition

A holder may surrender any of its notes for conversion during any fiscal quarter commencing after the issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price on that 30th trading day.

As of the beginning of our second fiscal quarter of 2006, the notes became convertible because our common stock price was more than 120% of the Conversion Price for at least 20 trading days in the period of 30 consecutive trading days ending on October 31, 2005, which is the last day of our first fiscal quarter.  The determination of the convertibility of the notes occurs quarterly. Depending upon our common stock price in the future, the notes may not be convertible in future quarters.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender any of its notes for conversion during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes (the “trading price condition”); provided that, if on the date of any conversion pursuant to the trading price condition, the common stock price on such date is greater than the Conversion Price on such date but less than 120% of the Conversion Price on such date, then the Conversion Value the holder will be entitled to receive will be equal to the principal amount of the notes surrendered plus accrued but unpaid interest (including liquidated damages, if any) as of the conversion date.

The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination in writing, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the notes on any date would be less than 95% of the product of the common stock price on such date and the Conversion Rate then in effect. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 95% of the product of the common stock price and the Conversion Rate.

Conversion Upon Specified Corporate Transactions

If we elect to:

•                  distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced; or

•                  distribute to all holders of our common stock cash, other assets, debt securities or certain rights or warrants to purchase our securities, which distribution has a per share value exceeding 10% of the common stock price on the trading day immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution on an as-converted basis solely into shares of our common stock at the then applicable Conversion Price without conversion of such holder’s notes.

In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the effective date of such transaction until and including the date that is 30 days after the effective date of such transaction. If the transaction also constitutes a change in control, such holder can instead require us to repurchase all or a portion of its notes as described under “Right to Require Repurchase of Notes Upon a Change in Control.”

Conversion Price Adjustments

We will adjust the Conversion Price if (without duplication):

(1)   We issue shares of our common stock to all holders of shares of our common stock as a dividend or distribution on our common stock.

(2)   We subdivide or combine our outstanding common stock.

(3)   We issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced.

(4)   We distribute to all holders of our common stock evidences of our indebtedness, shares of our capital stock (other than shares of our common stock), other securities or other assets, or rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid in cash referred to in clause (5) below; and (c) those dividends and distributions referred to in clause (1) above.

(5)   We declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or cash distribution, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price - Dividend Adjustment Amount)

(Pre-Dividend Sale Price)

provided that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of notes shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its notes solely into shares of our common stock at the then applicable

Conversion Price immediately prior to the record date for such cash dividend or cash distribution. “Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

(6)   We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

(7)   Someone other than Veritas or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of our outstanding common stock, and (b) the cash and value of any other consideration included in the payment per share of common stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our properties and assets.

If the rights provided for in our stockholder rights agreement, dated as of May 15, 1997, have separated from our common stock in accordance with the provisions of our rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the notes, the Conversion Price will be adjusted as provided in clause (4) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes, the holders will receive, in addition to the cash and shares of our common stock issuable upon such conversion, the rights that would have attached to such shares of our common stock issuable upon conversion of the notes solely into shares of our common stock at the then applicable Conversion Price, if the rights had not become separated from our common stock under our rights agreement. See “Description of Capital Stock—Rights Plan.” Our existing stockholder rights plan expires on May 15, 2007. To the extent that we adopt any future rights plan, upon conversion of the notes, you will receive, in addition to the cash and the shares of our common stock issuable upon such conversion, the rights under the future rights plan in respect of the shares of our common stock issuable upon conversion of the notes solely into shares of our common stock at the then applicable Conversion Price, whether or not the rights have separated from our common stock at the time of conversion, and no adjustment to the Conversion Price will be made in connection with any distribution of rights thereunder.

If we reclassify our common stock or we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its notes into cash and shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes solely into shares of our common stock at the then applicable Conversion Price immediately prior to the effective date of such transaction.

The Conversion Price will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the Conversion Price will not be adjusted upon the issuance of shares of our common stock:

•                  under any present or future employee benefit plan or program of ours; or

•                  pursuant to the exercise of any option, warrant or right to purchase our common stock, the exchange of any exchangeable security for our common stock or the conversion of any convertible security into our common stock, in each case so long as such option, warrant, right to purchase, exchangeable security or convertible security is outstanding as of the date the notes are first issued.

We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based on the Ten Day Average Closing Stock Price.

If we make a distribution of property to our shareholders that would be taxable to them as a dividend for United States federal income tax purposes and the Conversion Price is decreased, this decrease will generally be deemed to be the receipt of taxable income by U.S. Holders (as defined in “United States Federal Income Tax Considerations”) of the notes and would generally result in withholding taxes for Non-U.S. Holders (as defined in “United States Federal Income Tax Considerations”). See “United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends” and “United States Federal Income Tax Considerations—Non-U.S. Holders—Constructive Dividends.”

We may from time to time reduce the Conversion Price if our board of directors determines that this reduction would be in the best interests of Veritas. Any such determination by our board of directors will be conclusive. Any such reduction in the Conversion Price must remain in effect for at least 20 trading days or such longer period as may be required by law. In addition, we may from time to time reduce the Conversion Price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

Ranking

The notes are our senior unsecured obligations and rank equally in right of payment with our future senior unsecured indebtedness and senior to any future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, including indebtedness under our Credit Agreement, to the extent of the value of the assets securing such secured indebtedness. As of July 31, 2005, we had no senior secured indebtedness outstanding, $55.0 million of total availability under our Credit Agreement (which would have been reduced by $8.8 million due to then outstanding letters of credit) and no senior unsecured indebtedness other than the notes. The notes are structurally subordinated to all liabilities of our subsidiaries which in certain instances includes guarantees of our debt. As of July 31, 2005, our subsidiaries had approximately $160.9 million of trade payables and accrued liabilities (excluding guarantees of our indebtedness and intercompany indebtedness). Our subsidiaries have also guaranteed the repayment of our borrowings under the Credit Agreement.

Optional Redemption of the Notes

Beginning on March 20, 2009, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes.

If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

For a discussion of the tax treatment to a holder of the notes upon optional redemption by us, see “United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes” and “United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock.”

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of its notes on March 15, 2009, 2014 and 2019. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

We will be required to give notice on a date not less than 30 business days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes” and “United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock.”

The repurchase notice given by a holder electing to require us to repurchase its notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. If we are obligated to repurchase the notes, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness and to pay the repurchase price for all the notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See “Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock.”

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Mandatory Redemption

Except as described in this prospectus under “Right to Require Repurchase of Notes Upon a Change in Control” and “Repurchase of Notes at the Option of the Holder,” we are not required to repurchase or redeem the notes. There are no sinking fund payments.

Right to Require Repurchase of Notes Upon a Change in Control

If a change in control (as defined below) occurs, each holder of notes may require that we repurchase all or a portion of the holder’s notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

“Change in control” means the occurrence of one or more of the following events:

•                  any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our properties and assets, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (a “Group”);

•                  the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

•                  any person or Group, other than Veritas, any of our subsidiaries, or any employee benefit plan of Veritas or any of our subsidiaries, becomes the beneficial owner, directly or indirectly, of shares of our capital stock entitling such person or Group to exercise more than 50% of the aggregate ordinary voting power of all shares of our voting stock; or

•                  the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of “change in control” includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of our properties and assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of our properties and assets to another person or Group may be uncertain.

The terms “beneficial owner” and “beneficially own” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor provision, except that (i) a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time and (ii) any percentage of beneficial ownership shall be determined using the definition in clause (i) in both the numerator and the denominator.

“Continuing directors” means, as of any date of determination, any member of our board of directors who:

•                  was a member of such board of directors on the date of the original issuance of the notes; or

•                  was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

On or before the 30th day after a change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control and of the repurchase right arising as a result thereof, stating the procedures that a holder of notes must follow in order to exercise the repurchase right.

On the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes that is to be paid on the date of repurchase. Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes” and “United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock.”

The repurchase notice given by a holder electing to require that we repurchase the holder’s notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•                  the principal amount being withdrawn;

•                  the principal amount, if any, not being withdrawn; and

•                  if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

In connection with any change in control repurchase offer, we expect to comply with any tender offer rules under the Exchange Act that may then be applicable.

Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. We will use reasonable best efforts within 30 days following any change in control to:

•                  obtain the consents under all indebtedness required to permit the repurchase of the notes pursuant to a change in control offer; or

•                  repay in full all indebtedness and terminate all commitments under all indebtedness, the terms of which would prohibit the repurchase of the notes under a change in control offer.

If we are obligated to make a change in control offer, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness and to pay the change in control repurchase price for all the notes tendered under a change in control offer. Our ability to pay cash to holders of notes following the occurrence of a change in control also may be limited by our then-existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See “Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock.”

The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or Group to acquire control of us or to effect a business combination with us.

Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the notes, consolidate with or merge with or into any other person or sell, lease, exchange or otherwise transfer (in one transaction or a series of related transactions) all or substantially all our properties and assets to any other person, if:

•                  we are the resulting or surviving corporation, or the successor, transferee or lessee, if other than us, is a corporation, limited partnership, limited liability company or other business entity organized and validly

•                  existing under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

•                  immediately after giving effect to the transaction, no event of default and no event that, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any sale, lease, exchange or other transfer of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Veritas under the indenture. Thereafter, Veritas will be released from its obligations and covenants under the indenture and the notes, except in the case of a lease of all or substantially all of our properties and assets.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

•                  change the stated maturity of the principal of, or payment date of any installment of interest on, any note;

•                  reduce the principal amount or redemption price of, or the rate of interest on, any note, whether upon acceleration, redemption or otherwise, or alter the manner of calculation of interest or the rate of accrual thereof on any note;

•                  change the currency in which the principal of any note or interest is payable;

•                  impair the right to institute suit for the enforcement of any payment of any amount with respect to any note when due;

•                  adversely affect the rights provided in the indenture to convert any note;

•                  modify the provisions of the indenture relating to our requirement to repurchase notes:

•                  upon a change in control after the occurrence thereof; or

•                  on March 15, 2009, 2014 and 2019;

•                  reduce the percentage of principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture;

•                  waive a default in the payment of any amount or shares of common stock due in connection with any note; or

•                  make changes to certain sections of the indenture relating to the waiver of past defaults, the holders’ right to convert and amendments to the indenture that require consent of each holder.

 The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•                  waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•                  waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest on, any note or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•                  to cure any ambiguity, omission, defect or inconsistency in the indenture;

•                  to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

•                  to make any change that does not adversely affect the rights of any holder of the notes in any material respect, provided that any change to the indenture to conform it to this prospectus shall be deemed not to adversely affect the rights of any holder of the notes;

•                  to comply with the provisions of the Trust Indenture Act, or with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•                  to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the notes; or

•                  to make provisions with respect to the conversion right of the holders pursuant to the requirements of the indenture.

Events of Default

Each of the following is an event of default under the indenture:

(1)   failure to pay interest (including liquidated damages, if any) on any note when it becomes due and payable and continuation of such default for a period of 30 days, whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

(2)   failure to pay the principal of any note, when it becomes due and payable, at the stated maturity, upon acceleration, upon redemption or otherwise (including the failure to make cash payments due upon conversion, or make a payment to repurchase notes tendered pursuant to a change in control offer or the failure to repurchase notes at your option on March 15, 2009, 2014 or 2019), whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

(3)   failure to provide notice of the occurrence of a change of control on a timely basis;

(4)   default in the observance or performance of any other covenant or agreement contained in the indenture that continues for a period of 30 days after we have received written notice specifying the default (and demanding that such default be remedied) from the trustee or the beneficial holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the “Consolidation, Merger and Sale of Assets” covenant, which will constitute an event of default with such notice requirement but without such passage of time requirement);

(5)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries, or the payment of which is guaranteed by us or any of our subsidiaries, whether such indebtedness now exists or is created after the date of issuance of the notes, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness after any applicable grace period provided in such indebtedness on the date of such default (a “payment default”) or (b) results in the acceleration of such indebtedness prior to its express maturity and, in either such case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $10.0 million; provided, that if any such default is cured or waived or any such acceleration rescinded, or such indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such event of default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6)   one or more judgments in an uninsured aggregate amount in excess of $10.0 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

(7)   certain events of bankruptcy affecting us or any of our significant subsidiaries.

If an event of default (other than an event of default specified in clause (7) above) shall occur and be continuing, the trustee may, and at the written request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us, and such notice shall specify the respective event of default and that it is a “notice of acceleration”. Upon delivery of such notice, the principal of and accrued but unpaid interest (including liquidated damages, if any) on all the notes shall become immediately due and payable.

If an event of default specified in clause (7) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued but unpaid interest (including liquidated damages, if any) on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

•                  if the rescission would not conflict with any judgment or decree;

•                  if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

•                  if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

•                  if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and

•                  in the event of the cure or waiver of an event of default of the type described in clause (4) of the description above of events of default, the trustee has received an officers’ certificate and an opinion of counsel that such event of default has been cured or waived.

No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

The holders of a majority in aggregate principal amount of the notes at the time outstanding may waive any existing event of default under the indenture, and its consequences, except an event of default in the payment of the principal of or interest on any notes, an event of default in respect of a provision that cannot be amended without the consent of each holder of notes affected, or an event of default which constitutes a failure to convert any note in accordance with the terms of the indenture.

The holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the Trust Indenture Act. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

We are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default under the indenture, describing such default or event of default and what action we are taking or propose to take with respect thereto. In addition, we must provide to the trustee an annual certification as to the existence of defaults and events of default under the indenture.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or upon conversion or otherwise, cash or shares of our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Book-Entry System

The notes are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The notes, represented by one or more global securities, will be exchangeable for certificated securities in fully registered form with the same terms only if:

•                  DTC is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•                  we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•                  an event of default under the indenture has occurred and is continuing, and DTC notifies the trustee that it elects to cause the issuance of certificated notes.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates.

DTC’s participants include securities brokers and dealers, including the initial purchaser, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

We and the initial purchaser entered into a registration rights agreement dated March 3, 2004. Under this agreement, we will at our cost, use commercially reasonable efforts to keep a shelf registration statement effective after its effective date until the earlier of: (1) the sale pursuant to the shelf registration statement of all of the notes and any shares of our common stock issued upon conversion of the notes; (2) the expiration of the holding period applicable to the notes and the shares of our common stock issuable upon conversion of the notes held by non-affiliates of Veritas under Rule 144(k) under the Securities Act, or any successor provision; and (3) the date on which all of the notes and any shares of our common stock issued upon conversion of the notes (i) cease to be outstanding or (ii) have been resold pursuant to Rule 144 under the Securities Act.

We have the right to suspend use of the shelf registration statement during specified periods of time for any bona fide reason, including pending corporate developments and public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, other than the periods during which we are permitted to suspend registration, then we will pay liquidated damages to all holders of notes and all holders of our common stock issued on conversion of notes equal to (i) in respect of each $1,000 principal amount of notes outstanding, at a rate per annum equal to 0.50% of such principal amount, and (ii) in respect of any outstanding shares of common stock issued upon conversion of notes, at a rate per annum equal to 0.50% of the principal amount of notes that would then be convertible into such number of shares. So long as such unavailability continues, we will pay liquidated damages in cash on March 15, June 15, September 15 and December 15 of each year to the person who is the holder of record of the notes or common stock issued in respect of the notes, as applicable, on the immediately preceding March 1, June 1, September 1 and December 1. When such registration default is cured, accrued and unpaid liquidated damages through the date of cure will be paid in cash on the subsequent interest payment date to the record holder. Holders of shares of our common stock issued in respect of the notes that have been transferred pursuant to the shelf registration statement or in accordance with Rule 144 or that are eligible for resale under Rule 144(k) will not be entitled to be included in the shelf registration statement covering resales and shall not be entitled to liquidated damages.

A holder who elects to sell any notes or shares of common stock pursuant to the shelf registration statement:

•                  will be required to be named as selling security holder;

•                  will be required to deliver a prospectus to purchasers;

•                  will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•                  will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

We refer to the notes and shares of common stock issuable on conversion of the notes as “registrable securities.” Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire, which must be completed and delivered by that holder to us before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, after the effectiveness of the shelf registration statement, we will prepare and file (a) a prospectus supplement as soon as practicable or (b) if required, a post-effective amendment to the shelf registration statement or an additional shelf registration statement within 20 days of the receipt of such questionnaire to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

Concerning the Trustee

U.S. Bank National Association, serves as trustee under the indenture.

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Veritas, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default under the indenture occurs (which is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trustee Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF THE CAPITAL STOCK

Our restated certificate of incorporation authorizes 78,500,000 common shares, par value $0.01 per share (the “Ordinary Shares”). Ordinary Shares consist of common stock, a series of Veritas Energy Services special voting stock, and a series of Enertec Resources special voting stock. Our restated certificate of incorporation also authorizes 1,000,000 shares of preferred stock, par value $0.01 per share. At September 30, 2005, 34,728,014 shares of common stock (including 142,228 Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares which are convertible on a one-for-one basis into shares of Veritas DGC common stock and, when coupled with the voting rights afforded by the special voting shares, have rights virtually identical to Veritas DGC common stock) were effectively outstanding and no shares of preferred stock were outstanding.  On October 17, 2005, there were approximately 278 record holders of common stock.

Common Stock

Voting Rights.    The holders of the common stock are entitled to one vote for each share held of record in the election of directors and on all other matters submitted to a vote of stockholders. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock. The common stock does not have cumulative voting rights. Accordingly, the holders of more than 50% of the voting power of the Ordinary Shares, including holders of the exchangeable shares described below, may elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors.

Dividends.    Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, our existing Credit Agreement contains covenants that currently prohibit us from paying cash dividends.

Fully Paid.    All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Other.    If we liquidate, dissolve or wind up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and holders of our capital stock which by its terms are senior to the common stock.

Transfer Agent and Registrar.    Our transfer agent and registrar is Mellon Investor Services LLC, Dallas, Texas.

Special Voting Stock and Exchangeable Shares

Two shares of our special voting stock are authorized and outstanding as a series of Ordinary Shares. One special voting share was issued in connection with the combination of Digicon Inc. (our former name) and Veritas Energy Services Inc. in August 1996. The other special voting share was issued in connection with the combination of us, Veritas Energy Services and Enertec Resources Inc. in September 1999. The shares of special voting stock are not entitled to receive any dividends or distributions of assets, are not convertible into any other class of our capital stock and are redeemable.

These special voting shares possess a number of votes equal to the number of outstanding Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares, series 1 that are not owned by Veritas DGC or any of its subsidiaries. Such exchangeable shares were issued by our subsidiary, Veritas Energy Services, to the former shareholders of Veritas Energy Services and Enertec Resources in business combinations with us. In any matter submitted to our stockholders for a vote, each holder of a Veritas Energy Services exchangeable share has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Veritas Energy Services special voting share for each Veritas Energy Services exchangeable share owned by the holder. Likewise, each holder of a Veritas Energy Services class A exchangeable share, series 1 has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Enertec Resources special voting share for each Veritas Energy Services class A exchangeable shares, series 1 owned by the holder.

Preferred Stock

There are no shares of preferred stock presently outstanding. A series of 400,000 shares of preferred stock has been designated for use in connection with the rights plan described below. Our board of directors can, without approval of our stockholders, issue one or more series of preferred stock. If we offer preferred stock, the board will determine the number of shares and the rights, preferences and limitations of each series. These rights, preferences and limitations may include:

•                  specific designations;

•                  number of shares;

•                  liquidation value;

•                  dividend rights;

•                  liquidation and redemption rights;

•                  voting rights;

•                  other rights, including conversion or exchange rights, if any; and

•                  any other specific terms.

In some cases, the issuance of preferred stock could delay a change in control of us and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

Rights Plan

General.    Under our rights plan, each share of our common stock and each of the exchangeable shares described above has attached to it one right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of our series A junior participating preferred stock (“series A preferred stock”) at a purchase price of $100. The purchase price is subject to adjustment under certain circumstances. Until the distribution date, the rights may be transferred only with our common stock certificates. The rights are not exercisable until after the distribution date and are subject to redemption described below. The rights expire at the close of business on May 15, 2007, unless they are earlier redeemed by us. The holder of unexercised rights has no rights as a stockholder of us with respect to such rights, including, without limitation, the right to vote or to receive dividends.

Separation of Rights from our Common Stock.    The rights will separate from our common stock and a distribution date will occur upon the earlier of two possible times. The first such time is ten business days following a public announcement that a person or group of affiliated or associated persons (an “acquiring person”) has acquired, or has the right to acquire, the ownership of 15% or more of the outstanding shares of our common stock (the “stock acquisition date”). The second possible time is ten business days following the commencement of a tender or exchange offer which would result in a person or group owning 15% or more of such outstanding shares of our common stock (the “tender offer date”). Our board of directors may set a later tender offer date if a majority of the directors agree to do so.

Triggering Events.    Each holder of a right (other than the acquiring person, certain related parties and transferees) will have the right to purchase, upon exercise of a right, a number of one one-thousandth fractional share interests in series A preferred stock determined by dividing the purchase price by 50% of the then current market price of our common stock if, among other things:

•                  We are the surviving corporation in a merger or other business combination with an acquiring person; or

•                  any person shall become the beneficial owner of more than 15% of the outstanding shares of our common stock, except:

•                  pursuant to certain consolidations or mergers involving us or sales or transfers of our assets or earning power, or

•                  pursuant to an offer for all of our outstanding shares of common stock (and all of the exchangeable shares) at a price and upon terms and conditions which a majority of the board of directors determine to be in the best interests of us and our stockholders.

Because of the nature of the voting, dividend and liquidation rights of the series A preferred stock, each of the one-thousandth fractional share interests in series A preferred stock should approximate the value of a share of our common stock. Therefore, it is anticipated that the value of the series A preferred stock purchased upon exercise of the rights will be approximately twice the exercise price paid. For example, at the exercise price of $100 per right, each right not owned by an acquiring person (or by certain related parties and transferees) following a triggering event set forth above would entitle its holder to purchase $200 worth of series A preferred stock for $100. Assuming that the series A preferred stock had a per share market price of $20 at such time (with each one-thousandth share of series A preferred stock valued at one share of common stock), the holder of each valid right would be entitled to purchase ten one one-thousandth shares of the series A preferred stock for $100. Rights are not exercisable following the occurrence of any of the triggering events described above until the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of any of the triggering events described in this paragraph, all rights that are, or (under certain circumstances specified in the rights plan) were, beneficially owned by any acquiring person will be null and void.

If at any time following the distribution date:

•                  We are acquired in a merger or other business combination transaction in which Veritas DGC is not the surviving corporation;

•                  We are the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of our common stock (and the exchangeable shares) are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

•                  more than 50% of our assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to our subsidiaries as specified in the rights agreement);

each holder of a right (except rights that previously have been voided as set forth above) will have the right to exercise and receive common stock of the acquiring company having a value equal to two times the exercise price of the right. The events described in this paragraph and in the preceding paragraph are referred to as the triggering events.

Redemption of Rights.    At any time until ten business days following the stock acquisition date, we may redeem the rights in whole, but not in part, at a price of $0.001 per right. Our board may set a later date to redeem the rights. Redemption of the rights is payable in cash, shares of our common stock or other consideration deemed appropriate by the board of directors. Rights may not be redeemed during the 180 day period after any person becomes an acquiring person unless the redemption is approved by a majority of our board of directors.

Anti-takeover Effects.    The rights have certain anti-takeover effects. They may reduce or eliminate:

•                  two-tiered or other partial offers that do not offer fair value for all of our common stock;

•                  the accumulation by a third party of 15% or more of our common stock in open-market or private purchases in order to influence or control our business and affairs without paying an appropriate premium for a controlling position; and

•                  the accumulation of shares of our common stock by third parties in market transactions for the primary purpose of attempting to cause us to be sold.

The rights will also cause the substantial dilution of shareholder voting strength to a person or group that attempts to acquire us in a manner defined as a triggering event. This is not so if the acquiring person’s offer is conditioned on a substantial number of rights being acquired. The rights should not affect any prospective offeror who is willing:

•                  to make an offer for all outstanding shares of our common stock (and the exchangeable shares) and other voting securities at a price and terms that are in the best interests of us and our stockholders as determined by our board of directors; or

•                  to negotiate with the board of directors because as part of any negotiated transaction the rights would either be redeemed or otherwise made inapplicable to the transaction.

The rights also should not interfere with any merger or other business combination approved by the board of directors since the board may, at its option, choose to redeem all, but not less than all, of the then outstanding rights at the $0.001 redemption price.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the ownership and disposition of the common stock into which the notes may be converted. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), final and temporary Treasury regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretations possibly with retroactive effect. In such event, the U.S. federal income tax consequences of purchasing, owning or disposing of the notes, or the common stock acquired upon conversion of the notes, could differ from those described in this discussion. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the conclusions reached in the following discussion, and there can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

This discussion is limited to holders that (i) purchase the notes from the selling securityholders pursuant to an offering of such notes under this prospectus in the first sale of such notes after the notes are first registered with the SEC and (ii) hold the notes and common stock into which the notes may be converted as “capital assets” (within the meaning of Section 1221 of the Code). This discussion does not address tax considerations applicable to a holder’s particular circumstances, including holders who sell short our common stock in negotiated transactions with us, or to holders that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, and persons holding through such entities, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, dealers in commodities or currencies, U.S. Holders whose “functional currency” is not the U.S. dollar, holders that will hold the notes as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes or persons deemed to sell the notes or the common stock under the constructive sale provisions of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of the notes and common stock that is for U.S. federal income tax purposes:

•                  a citizen or resident of the U.S. (including certain former citizens and former long-term residents),

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof,

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of the source of such income, or

•                  a trust, if (a) the administration of the trust is subject to the primary supervision of a U.S. court and the trust has one or more U.S. persons with authority to control all substantial decisions or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Persons other than U.S. Holders (“Non-U.S. Holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below.

This discussion does not consider the effect of the U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

Persons considering the purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the federal estate, gift, or excise tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Taxation of Interest

Based on the discussion and assumptions below, payments of interest on a note will be includible in a U.S. Holder’s income as ordinary interest income when paid or accrued in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes.

If the notes’ stated redemption price at maturity (generally, the sum of payments under a note other than payments of stated interest unconditionally payable at least annually) exceeds their issue price by more than ade minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of any cash payment attributable to this accrued income. The notes were issued to the selling securityholders with less than a de minimis amount of original issue discount. Therefore, a U.S. holder will not be required to include any original issue discount into income.

We may be required to pay liquidated damages, to holders of notes that have not been sold after the notes are first registered with the SEC, in the form of additional interest on the notes if we fail to comply with certain obligations under the registration rights agreement (a “Liquidated Damage Payment”). See “Description of the Notes—Registration Rights.” Additionally, we may make distributions or other payments to the U.S. Holders of the notes in certain limited instances described in the “Description of the Notes—Conversion Rights—Conversion Price Adjustments” (each a “Participating Distribution Payment”). If, on the issue date of the notes to the Selling Securityholders, there were more than a remote likelihood that we would make either a Liquidated Damage Payment or a Participating Distribution Payment, the notes could be subject to the rules applicable to contingent payment debt instruments, including mandatory accrual of interest determined by using the noncontingent bond method, which method generally requires interest to be included in the income of a U.S. Holder according to a projected payment schedule, subject to adjustment at year end to reflect actual payments made during the year. On the issue date of the notes to the selling securityholders, we believed that the likelihood of either a Liquidated Damage Payment or a Participating Distribution Payment being made was remote and, therefore, the noncontingent bond method should not apply. Further, we believe the notes should constitute variable rate debt instruments within the meaning of Treasury regulation section 1.1275-5.

Market Discount

If a U.S. Holder purchases a note, other than at original issue, for an amount that is less than its stated redemption price at maturity (i.e. the par amount of the note), the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

A U.S. Holder will be required to treat any principal payment on a note, or any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the note as of the time of acquisition or, at the election of the U.S. Holder, pursuant to a constant yield election. Such an election applies only to the note with respect to which it is made and may not be revoked.

A U.S. Holder of a note acquired at a market discount may elect to include market discount in income as it accrues. If a U.S. Holder makes this election, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a note or the disposition of a note would not apply and the U.S. Holder’s tax basis in the note would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be included as ordinary income to the U.S. Holder as if such U.S. Holder had sold the note in a taxable transaction at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Upon conversion of a note acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carry over to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock. To the extent that a U.S. Holder receives cash upon conversion of a note, the U.S. Holder will be required to recognize ordinary income to the extent of the market discount accrued on the note at the time of the conversion.

Amortizable Bond Premium

If a U.S. Holder’s tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, the U.S. Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the U.S. Holder’s tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a U.S. Holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. The U.S. Holder may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such U.S. Holder’s income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Repurchase of the Notes

Upon the sale, exchange (other than a conversion), redemption or repurchase of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or repurchase (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (2) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder increased by the amount of accrued market discount previously included in the U.S. Holders taxable income (including in the tax year of disposition) and decreased by the amount of any payments (other than interest) received by such U.S. Holder and by any amortized bond premium. Subject to the discussion above regarding market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the note is more than one year at the time of sale, exchange, redemption or repurchase. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders of notes should consult their tax advisors regarding the treatment of capital gains and losses.

The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. Holder will not recognize any gain or loss upon such registration.

Conversion of the Notes

If a U.S. Holder surrenders a note for conversion and we deliver a combination of shares of common stock and cash, the tax treatment of the U.S. Holder is uncertain. Assuming the note is a “security” for U.S. federal income tax purposes and the conversion is treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, and subject to the discussion above regarding market discount, a U.S. Holder would be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than any cash received in lieu of a fractional share or attributable to accrued but unpaid interest, as discussed below). Such gain should be long-term capital gain if the U.S. Holder held the note for more than one year at the time of the conversion. Furthermore, a U.S. Holder’s basis in the common stock received in the conversion (excluding any shares of common stock attributable to accrued but unpaid interest) would be equal to such U.S. Holder’s adjusted tax basis in the note, reduced by any cash received in the conversion (other than any cash received in lieu of a fractional share or attributable to accrued but unpaid interest) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share).

Alternatively, if the conversion is not treated as a recapitalization, but rather as a sale of a portion of a note for cash, a U.S. Holder may be required to recognize gain as described above under “—Sale, Exchange, Redemption or Repurchase of the Notes.” In such case, a U.S. Holder’s basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash (and in both cases excluding any amounts attributable to accrued and unpaid interest). U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of the notes, which may be different than the alternative tax treatments described above.

If, upon conversion of a note, cash is received in lieu of a fractional share, subject to the discussion above regarding market discount, the amount of gain or loss recognized by a U.S. Holder will be equal to the difference between the amount of cash received in respect of the fractional share and the portion of the U.S. Holder’s adjusted tax basis in the note allocable to the fractional share.

The amount of any cash and the fair market value of any common stock received by the U.S. Holder that is attributable to accrued but unpaid interest not previously included in income will be taxable to the U.S. Holder as ordinary income. A U.S. Holder’s tax basis in any such shares of common stock will equal such accrued interest and the holding period will begin on the day following the conversion.

The holding period for any common stock received upon conversion (excluding any common stock received that is attributable to accrued but unpaid interest) will include the holding period for the note.

Dividends

Distributions, if any, made on the common stock received upon conversion generally will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common stock and thereafter as capital gain. In the case of non-corporate U.S. Holders, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. U.S. Holders should consult their tax advisors regarding the implications of this new legislation to their particular circumstances. A dividend distribution to certain corporate U.S. Holders may qualify for a dividends received deduction.

Constructive Dividends

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the U.S. Holder of the notes as having received a constructive distribution, resulting in ordinary income characterized as a dividend (subject to a possible dividends-received deduction in the case of certain corporate U.S. Holders) to the extent of our current and accumulated earnings and profits. This will occur if and to the extent that certain adjustments in the conversion price (for example, an adjustment to reflect a taxable dividend to holders of common stock) increase the proportionate interest of a U.S. Holder of the notes in the fully diluted common stock, whether or not such U.S. Holder ever exercises its conversion privilege. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could give rise to constructive dividend income to U.S. Holders of our common stock in certain circumstances. In the case of any such constructive dividend distribution, a U.S. Holder may recognize income even though such U.S. Holder does not receive any cash or property as a result of the conversion price adjustment. Generally, a U.S. Holder’s basis in a note will be increased by the amount of any constructive dividend. Certain adjustments to the conversion price, as provided in this prospectus, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing dilution of the interests of the holders of the notes, however, generally will not be considered to result in a constructive dividend.

Sale or Exchange of Common Stock

Subject to the discussion above regarding market discount, upon the sale or exchange of common stock, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. Holder’s adjusted tax basis in the common stock. Such gain or loss will be capital and will be long-term capital gain or loss if the U.S. Holder’s holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders will generally be subject to tax rates lower than the rates applicable to ordinary income. A U.S. Holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding treatment of capital gains and losses.

The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. Holder will not recognize any gain or loss upon such registration.

Non-U.S. Holders

Taxation of Interest

In general, subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to the 30% U.S. withholding tax discussed below, provided that the Non-U.S. Holder:

•                  does not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock entitled to vote,

•                  is not a “controlled foreign corporation” that is, directly or indirectly, related to us,

•                  is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and

•                  meets the certification requirements described below.

Interest on notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the Non-U.S. Holder meets the certification requirements described below.

To satisfy the certification requirements referred to above either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is not a U.S. person and must provide such owner’s name and address, and U.S. taxpayer identification number, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that the certificate referred to in (1) above has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is not a U.S. person and provides its name and address or a financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

If a Non-U.S. Holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the Non-U.S. Holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax on a net income basis only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Payments of interest that are effectively connected with a U.S. trade or business or, as applicable, attributable to a U.S. permanent establishment, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax discussed above. To claim this exemption from withholding, the Non-U.S. Holder must provide us with a properly executed IRS Form W-8ECI or successor form, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Conversion of the Notes

Except as set forth herein, a Non-U.S. Holder will not recognize gain upon the conversion of a note. The amount of any cash and the fair market value of any common stock received by a Non-U.S. Holder that is attributable to accrued but unpaid interest will be treated as described above under “—Non-U.S. Holders—Taxation of Interest.” To the extent a Non-U.S. Holder receives cash upon conversion of a note, such cash may give rise to gain that would be subject to the rules described under “—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock” below.

Dividends

Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate, if applicable). In order to obtain a reduced rate of withholding on dividends, a Non-U.S. Holder will be required to provide an IRS Form W-BEN certifying its entitlement to benefits under a treaty. If the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, the dividend will not be subject to withholding tax, but will be subject to U.S. federal income tax on a net income basis in the same manner that applies to U.S. Holders generally, provided the Non-U.S. Holder provides a Form W-8ECI as discussed above. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional branch profits tax at a rate of 30% (or a lower treaty rate).

Constructive Dividends

The conversion price of the notes is subject to adjustment under certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. See “—U.S. Holders—Constructive Dividends” above. In such case, the deemed distribution would be subject to the rules described above regarding withholding of U.S. federal income tax on dividends in respect of common stock. It is possible that any withholding tax on the constructive dividend would be withheld from interest paid to Non-U.S. Holders of the notes. Non-U.S. Holders who are subject to withholding tax in this circumstance should consult their own tax advisor regarding a refund of all or a part of the withholding tax.

Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock

If a Non-U.S. Holder requires us to repurchase a note or we redeem a note of a Non-U.S. Holder, any cash received by such Non-U.S. Holder attributable to accrued but unpaid interest not previously included in income of the Non-U.S. Holder will be subject to the rules described under “—Taxation of Interest.”

Except as set forth under “—Conversion of the Notes “ above, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, repurchase or other disposition of a note or the sale or exchange of common stock unless:

(1)   the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder,

(2)   in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, or

(3)   we are characterized as a United States real property holding corporation and the Non-U.S. Holder does not qualify for certain exemptions.

If a Non-U.S. Holder falls under clause (1) above, such Non-U.S. Holder generally will be taxed on the net gain derived from the sale in the same manner as a U.S. Holder. If a Non-U.S. Holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. Holder and, in addition, may be subject to branch profits tax on its effectively connected earnings and profits (subject to certain adjustments) at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). If an individual Non-U.S. Holder falls under clause (2) above, such Non-U.S. Holder generally will be subject to a 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of notes or common stock are urged to consult their tax advisors as to the tax consequences of such disposition. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require payors to withhold tax from payments subject to information reporting if the recipient fails to provide the recipient’s taxpayer identification number to the payor, furnishes an incorrect taxpayer identification number or repeatedly fails to report interest or dividends on the recipient’s returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to non-corporate U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding will not apply to payments of interest and dividends to a Non-U.S. Holder who certifies its non-U.S. status by providing an IRS Form W-8BEN or other appropriate form to us or our paying agent, unless the payor knows or has reason to know that the Non-U.S. Holder is not entitled to an exemption from backup withholding. The certification procedures required to claim an exemption from withholding tax on interest described under “—Taxation of Interest” will satisfy the certification requirements necessary to exempt the Non-U.S. Holder from backup withholding as well. Information reporting generally will not apply to payments of dividends and interest to a Non-U.S. Holder.

Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies as to its non-U.S. status as described above or otherwise establishes an exemption, and the broker does not have actual knowledge that such Non-U.S. Holder is a U.S. person or that the conditions of an exemption are not in fact satisfied. Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through a foreign office of a U.S. broker will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary or such Non-U.S. Holder otherwise establishes an exemption. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exemption may not apply, however, if the foreign broker is owned or controlled by U.S. persons or engaged in a U.S. trade or business.

Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides or is organized.

Any amounts withheld from a payment to a U.S. Holder or a Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder or Non-U.S. Holder and may entitle the U.S. Holder or Non-U.S. Holder to a refund, provided the required information is furnished to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax advisor as to the particular U.S. federal, state and local tax consequences of purchasing, holding and disposing of the notes and holding or disposing of our common stock into which the notes may be converted. Tax advisors should also be consulted as to the U.S. estate, gift, and excise tax consequences and the foreign tax consequences of purchasing, holding or disposing of our notes and holding or disposing of our common stock, as well as the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

The notes, and any shares of our common stock issued upon conversion of the notes, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. The common stock which may be issued directly by us upon conversion of notes which are purchased in a sale contemplated by this prospectus is not being offered by the selling securityholders. Only those shares of common stock issued upon conversion of the notes may be offered by the selling securityholders. We issued and sold the notes in a private placement to the initial purchaser, and the notes were simultaneously sold by the initial purchaser to the selling securityholders in transactions exempt from registration under the Securities Act.

No offer or sale under the prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to the prospectus has been filed or an amendment to the related registration statement has become effective. However, a selling securityholder may offer and sell, transfer or otherwise dispose of some or all of its notes in transactions exempt from the registration requirements of the Securities Act without notifying us.  As a result, the same restricted notes may be included in the table below as being held by more than one holder, and the total amount of the notes listed in the column titled “Principal Amount of Notes Beneficially Owned That May be Sold” may represent an amount of notes in excess of the $155,000,000 we issued.  However, the total principal amount at maturity of notes that may be sold hereunder will not exceed the $155,000,000 we issued. Information about the selling securityholders may change over time. We will supplement or amend the prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

The selling securityholders may offer and sell, from time to time, any or all of the notes or common stock issued upon conversion of those notes.

The following table, which we have prepared based on information provided to us by the applicable selling securityholder, sets forth the name, principal amount of notes, and number of shares of common stock beneficially owned by the selling securityholders intending to sell the notes or common stock and the principal amount of notes or shares of common stock to be offered as of November 2, 2005. Unless set forth below, none of the selling securityholders selling in connection with the prospectus has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus.

Name	Principal Amount of Notes Beneficially Owned that May Be Sold	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock that May Be Sold Hereby(1)	Percentage of Common Stock Outstanding(2)
Akela Capital Master Fund,Ltd.	$5,000,000	3.23%	—	208,073	*
Alabama Children’s Hospital Foundation	$25,000	0.02%	—	1,040	*
Alexian Brothers Medical Center	$100,000	0.06%	—	4,161	*
Barclays Bank Plc	$3,000,000	1.94%	—	124,843	*
CALAMOS® Convertible Fund—CALAMOS® Investment Trust	$7,500,000	4.84%	—	312,109	*
CALAMOS® Growth & Income Fund—Calamos Investment Trust	$17,875,000	11.53%	—	743,860	2.10%
CALAMOS® Growth & Income Portfolio—Calamos Advisors Trust	$125,000	0.08%	—	5,201	*
CIBC World Markets	$1,000,000	0.65%	—	41,614	*
CNH CA Master Account, L.P.	$20,750,000	13.39%	—	863,502	2.43%

Continental Assurance Company on Behalf of Its Separate Account(E)	$500,000	0.32%	—	20,807	*
CSS, LLC	$4,000,000	2.58%	—	166,458	*
DBAG London	$13,260,000	8.55%	—	551,809	1.56%
Deutsche Bank Sec., Inc	$2,240,000	1.45%	—	93,216	*
Drawbridge Convertible I.	$500,000	0.32%	—	20,807	*
Drawbridge Convertible II, Ltd.	$160,000	0.10%	—	6,658	*
Drawbridge Global Macro Master Fund Ltd.	$2,340,000	1.51%	—	97,378	*
Exis Differential Holdings Ltd.	$5,000,000	3.23%	—	208,073	*
Hamilton Multi-Strategy Master Fund LP	$1,191,000	0.77%	—	49,562	*
HSBC Investments (USA) Inc. for A/C HSBC Multistrategy Arbitrage Fund	$1,000,000	0.65%	—	41,614	*
JP Morgan Securities Inc.	$8,500,000	5.48%	—	353,724	1.01%
LDG Limited	$78,000	0.05%	—	3,245	*
LLT Limited	$504,000	0.33%	—	20,973	*
Louisiana CCRF	$100,000	0.06%	—	4,161	*
McMahan Securities Co. L.P.	$1,000,000	0.65%	—	41,614	*
MSD TCB, LP	$32,000,000	20.65%	—	1,331,667	3.69%
Nisswa Master Fund Ltd.	$2,250,000	1.45%	—	93,632	*
Sunrise Partners Limited Partnership	$1,000,000	0.65%	—	41,614	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$19,320,000	12.46%	—	803,994	2.26%
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited	$2,000,000	1.29%	—	83,229	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Bond Master Limited	$1,500,000	0.97%	—	62,421	*
US Bank F/B/O Benedictine Health Systems	$75,000	0.05%	—	3,121	*
Waterstone Market Neutral MAC 51, Ltd.	$608,000	0.39%	—	25,301	*
Wolverine Convertible Arbitrage Fund Limited	$1,000,000	0.65%	—	41,614	*

*  Less than 1%.

(1)             Assumes issuance of the maximum number of shares of common stock upon conversion of all of the holder’s notes at a conversion rate per share of 41.6146 per $1,000 principal amount of notes. This conversion rate, however, will be subject to adjustment as described under “Description of the Notes—Conversion Rights” in this prospectus. As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares to be issued upon conversion of the holder’s notes as set fourth in the table above does not give effect to the cash payment we will make as a principal return upon conversion of the notes because the impact such cash payment has on the actual number of shares to be issued upon conversion of the notes diminishes as the price of our common stock increases.

(2)             Calculated based on 34,728,014 shares of common stock outstanding as of September 30, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes but we did not assume conversion of any other holder’s notes.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. We do not believe we have had in the past three years any material relationships with the selling securityholders listed in the above table and such selling securityholders have not advised us of any such material relationships.

Because the selling securityholders may offer all or some of their notes or the shares of our common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or number of shares of our common stock that will be held by the selling securityholders upon the termination of any particular offering by such selling securityholder. Please refer to “Plan of Distribution” in the prospectus.

PLAN OF DISTRIBUTION

The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than any underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any.

The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the notes or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell notes or our common stock short and deliver notes or our common stock to close out short positions, or loan or pledge notes or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the notes or our common stock issued upon conversion of the notes owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate notes or shares of our common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any notes or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, or such other available exemption.

At the time a particular offering of notes or shares of our common stock issuable upon conversion of the notes is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of notes or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Although the notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors—Risks Relating to the Notes.” Our outstanding common stock is listed for trading on the New York Stock Exchange and the Toronto Stock Exchange.

The notes were originally issued and sold on March 3, 2004 and March 11, 2004 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchaser and each other selling securityholder against certain liabilities arising under the Securities Act.

Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the notes or our common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the notes and our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the notes and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the notes and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the notes and our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and our common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the notes and shares of common stock issuable upon conversion of the notes and (ii) the expiration of the holding period applicable to such securities held by our nonaffiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. See “Description of the Notes—Registration Rights.”

VALIDITY OF THE NOTES

The validity of the notes and the validity of the common stock issuable upon the conversion of the notes hereby have been passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters related to U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes offered hereby have been passed upon for us by Baker & McKenzie, Houston, Texas.

EXPERTS

The financial statements as of July 31, 2005 and 2004 and for each of the three years in the period ended July 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of July 31, 2005 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Statements
Management’s Report on Internal Control Over Finanacial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three Years Ended July 31, 2005
Consolidated Balance Sheets as of July 31, 2005 and 2004
Consolidated Statements of Cash Flows for the Three Years Ended July 31, 2005
Consolidated Statements of Changes in Stockholders’ Equity for the Three Years Ended July 31, 2004
Notes to Consolidated Financial Statements
Financial Statement Schedule - Valuation and Qualifying Accounts and Reserves

Management’s Responsibilities for Financial Statements

To the Stockholders of Veritas DGC Inc.:

The accompanying consolidated financial statements of Veritas DGC Inc. and its subsidiaries are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include some amounts that are based on best judgments and estimates. The financial information displayed in other sections of this report is consistent with these financial statements.

The Board of Directors pursues its oversight role in the area of financial reporting and internal control over financial reporting through its Audit Committee. This committee, composed solely of independent directors, regularly meets (jointly and separately) with the independent registered public accounting firm, management and internal auditors to monitor the proper discharge by each of their responsibilities relative to internal control over financial reporting and the consolidated financial statements.

Thierry Pilenko	Mark E. Baldwin
Chairman of the Board and	Executive Vice President,
Chief Executive Officer	Chief Financial Officer and
Treasurer

Management’s Report on Internal Control over Financial Reporting

To the Stockholders of Veritas DGC Inc.:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 15(f) under the Securities and Exchange Act of 1934). An evaluation of the design and effectiveness of our internal control over financial reporting, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on the results of this evaluation, we concluded that our internal control over financial reporting was effective as of July 31, 2005.

Our assessment of the effectiveness of our internal control over financial reporting as of July 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their audit report, which is included herein.

Thierry Pilenko	Mark E. Baldwin
Chairman of the Board and	Executive Vice President,
Chief Executive Officer	Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Veritas DGC Inc.:

We have completed an integrated audit of Veritas DGC Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of July 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Veritas DGC Inc. and its subsidiaries at July 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for amortization of its multi-client data library on August 1, 2003.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of July 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas

October 10, 2005

VERITAS DGC INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

	For the Years Ended July 31,
	2005	2004	2003

Revenues	$634,026	$564,469	$501,821
Cost of services	519,008	495,709	423,271
Research and development	18,882	15,536	11,630
General and administrative	31,895	25,454	27,218
Loss on (RC)[2] sale	—	—	7,627
Impairment of multi-client surveys	—	—	4,924
Impairment of goodwill	—	—	39,263
Operating income (loss)	64,241	27,770	(12,112)
Interest expense	3,996	18,851	18,534
Gain on involuntary conversion of assets	(9,861)	—	—
Other (income) expense, net	(6,137)	(17)	216
Income (loss) before provision (benefit) for income taxes	76,243	8,936	(30,862)
Provision (benefit) for income taxes	(6,758)	3,715	28,235
Net income (loss)	$83,001	$5,221	$(59,097)

Net (loss), per share:
Basic:
Weighted average common shares	33,843	33,572	33,305
Income (loss) per common share	$2.45	$.16	$(1.77)

Diluted:
Weighted average common shares	35,054	34,260	33,305
Income (loss) per common share	$2.37	$.15	$(1.77)

Comprehensive income (loss)
Net income (loss)	$83,001	$5,221	$(59,097)
Other comprehensive income (loss) (net of tax, $0 in all periods except as specified):
Foreign currency translation adjustments	6,914	3,835	12,339
Unrealized gain (loss) on investments-available for sale	(159)	(588)	944
Unrealized gain (loss) on hedge transactions	—	145	(939)
Minimum pension liability adjustment (net of tax benefit of $3,074 in 2005)	(7,171)	338	(1,577)
Total other comprehensive income (loss)	(416)	3,730	10,767
Comprehensive income (loss)	$82,585	$8,951	$(48,330)

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Dollars in thousands, except par value)

	July 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$249,393	$116,299
Restricted cash investments	237	111
Accounts and notes receivable (net of allowance for doubtful accounts: 2005, $1,322; 2004, $1,109)	165,989	166,810
Materials and supplies inventory	5,381	4,198
Prepayments and other	18,900	15,599
Current and deferred income taxes	12,486	12,617
Total current assets	452,386	315,634
Property and equipment:
Land	7,005	7,005
Geophysical equipment	329,436	312,429
Data processing equipment	75,337	87,792
Geophysical ship	8,331	8,331
Leasehold improvements and other	74,981	64,082
Total	495,090	479,639
Less accumulated depreciation	367,173	357,976
Property and equipment, net	127,917	121,663

Multi-client data library	316,793	313,153
Deferred tax asset, net	45,963	1,223
Other assets	23,539	24,573
Total	$966,598	$776,246

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$75,810	$44,907
Accrued and deferred income taxes	9,402	7,145
Deferred revenue	42,043	23,688
Other accrued liabilities	65,193	43,962
Total current liabilities	192,448	119,702
Non-current liabilities:
Long-term debt	155,000	155,000
Other non-current liabilities	36,602	11,854
Total non-current liabilities	191,602	166,854

Commitments and Contingent Liabilities (Note 6)

Stockholders’ equity:
Common stock, $.01 par value; authorized: 78,500,000 shares; issued: 35,580,032 shares in 2005 and 34,821,298 shares in 2004 (excluding Exchangeable Shares of 155,370 in 2005 and 185,921 in 2004)	355	348
Additional paid-in capital	452,299	441,982
Accumulated earnings	146,145	63,144
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustment	14,245	7,331
Unrealized gain on investments-available for sale	197	356
Minimum pension liability	(8,410)	(1,239)
Unearned compensation	(595)	(604)
Treasury stock, at cost; 1,320,106 shares in 2005 and 1,317,532 shares in 2004	(21,688)	(21,628)
Total stockholders’ equity	582,548	489,690
Total	$966,598	$776,246

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Years Ended July 31,
	2005	2004	2003
Operating activities:
Net income (loss)	$83,001	$5,221	$(59,097)
Non-cash items included in net income (loss):
Depreciation and amortization, net (other than multi-client)	41,583	40,300	48,486
Amortization of multi-client library	159,725	209,840	143,266
Impairment of multi-client library	—	—	4,924
Impairment of goodwill	—	—	39,263
Loss on (RC)[2] sale	—	—	7,627
Impairment of land acquisition equipment	—	—	1,780
Gain on disposition of property and equipment	(445)	(310)	(171)
Equity in (earnings) loss of joint venture	—	958	1,110
Deferred taxes provision (benefit)	(39,280)	(9,678)	18,772
Amortization of unearned compensation	350	385	682
Changes in operating assets and liabilities:
Accounts and notes receivable	3,128	(34,452)	(1,622)
Materials and supplies inventory	(1,177)	819	11,066
Prepayments and other	(3,270)	(1,836)	1,366
Current income tax	12,136	2,649	3,345
Accounts payable and other accrued liabilities	69,003	32,951	(26,994)
Other non-current liabilities	5,098	(1,844)	7,652
Other	1,443	(1,969)	(600)
Total cash provided by operating activities	331,295	243,034	200,855
Investing activities:
Decrease (increase) in restricted cash investments	(126)	94	(39)
Investment in multi-client library	(148,373)	(126,250)	(151,774)
Acquisitions, net of cash received	—	—	(9,547)
Purchase of property and equipment	(62,375)	(30,543)	(30,497)
Sale of (RC)[2]	—	2,000	—
Proceeds from involuntary conversion of assets	2,817	—	—
Proceeds from sales of property and equipment	1,342	2,307	3,071
Total cash used by investing activities	(206,715)	(152,392)	(188,786)
Financing activities:
Borrowings of long-term debt	—	155,000	308,236
Payments of long-term debt	—	(194,225)	(261,275)
Proceeds from the sale of common stock	7,652	12,543	2,601
Purchase of treasury stock	—	(20,000)	—
Total cash provided by (used by) financing activities	7,652	(46,682)	49,562
Currency loss on foreign cash	862	242	469
Change in cash and cash equivalents	133,094	44,202	62,100
Beginning cash and cash equivalents balance	116,299	72,097	9,997
Ending cash and cash equivalents balance	$249,393	$116,299	$72,097

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES

SUPPLEMENTARY SCHEDULES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Years Ended July 31,
	2005	2004	2003

Schedule of non-cash transactions:
Utilization of net operating losses existing prior to the quasi-reorganization resulting in an increase (decrease) in:
Deferred tax asset valuation allowance	$—	$—	$(4,496)
Additional paid-in capital	—	—	4,496
Tax deduction due to exercise of stock options resulting in an increase in additional paid-in capital	2,271	95	—
Capitalization of depreciation and amortization resulting in an increase in multi-client data library	11,365	18,648	24,441

Common stock issued for purchase of Hampson-Russell Software Services, Ltd	—	—	7,250
Common stock issued for purchase of Fairweather Geophysical LLC	—	500	—
Common stock issued to employees	341	468	292

Supplemental disclosures of cash flow information:
Cash paid for:
Interest:
Convertible notes	$2,286	$160	$—
Term notes	—	11,830	6,289
Senior notes	—	—	11,899
Credit agreements	—	—	1,485
Other	163	114	67
Income taxes, net	21,809	3,216	3,585

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended July 31, 2005, 2004 and 2003

						Accumulated
						Earnings from
	Common Stock		Treasury Stock		Additional	August 1, 1991		Accumulated
		Par	At Cost		Paid-In-	with respect to	Unearned	Comprehensive
	Shares	Value	Shares	Cost	Capital	Digicon Inc.	Compensation	Income (Loss)
	(In thousands, except share amounts)

Balance, July 31, 2002	31,171,988	$311	(76,607)	$(1,432)	$413,754	$117,020	$(872)	$(8,049)
Common stock issued for exchangeable stock	1,103	—	—	—	—	—	—	—
Common stock issued to employees	34,557	—	—	—	292	—	(301)	—
Common stock issued for cash	359,510	5	(7,536)	(76)	2,596	—	—	—
Restricted stock returned to treasury	—	—	—	—	20	—	151	—
Common stock exchanged for purchase of Hampson-Russell	589,623	6	—	—	7,244	—	—	—
Utilization of net operating loss carryforwards existing prior to quasi-reorganization	—	—	—	—	4,496	—	—	—
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	12,339
Amortization of unearned compensation	—	—	—	—	—	—	682	—
Unrealized gain on investments — available for sale	—	—	—	—	—	—	—	944
Unrealized loss on foreign currency hedge	—	—	—	—	—	—	—	(162)
Unrealized loss on interest rate swap	—	—	—	—	—	—	—	(777)
Unrealized minimum pension liability	—	—	—	—	—	—	—	(1,577)
Net loss	—	—	—	—	—	(59,097)	—	—
Balance, July 31, 2003	32,156,781	$322	(84,143)	$(1,508)	$428,402	$57,923	$(340)	$2,718
Common stock issued for exchangeable stock	1,257,490	12	—	—	(12)	—	—	—
Common stock issued to employees	56,353	—	—	—	468	—	(649)	—
Common stock issued for cash	1,289,098	13	—	—	12,530	—	—	—
Restricted stock returned to treasury	—	—	(10,895)	(120)	—	—	—	—
Treasury stock buy back	—	—	(1,222,494)	(20,000)	—	—	—	—
Tax deduction for stock option exercises	—	—	—	—	95	—	—	—
Common stock exchanged for purchase of Fairweather	61,576	1	—	—	499	—	—	—
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	3,835
Amortization of unearned compensation	—	—	—	—	—	—	385	—
Unrealized gain on investments — available for sale	—	—	—	—	—	—	—	(588)
Unrealized loss on foreign currency hedge	—	—	—	—	—	—	—	(632)
Unrealized gain on interest rate swap	—	—	—	—	—	—	—	777
Unrealized minimum pension liability	—	—	—	—	—	—	—	338
Net income	—	—	—	—	—	5,221	—	—
Balance, July 31, 2004	34,821,298	$348	(1,317,532)	$(21,628)	$441,982	$63,144	$(604)	$6,448
Common stock issued for exchangeable stock	25,484	—	—	—	(280)	—	—	—
Common stock issued to employees	733,250	7	—	—	8,326	—	(341)	—
Restricted stock returned to treasury	—	—	(2,574)	(60)	—	—	—	—
Tax deduction for stock option exercises	—	—	—	—	2,271	—	—	—
Cumulative foreign currency translation adjustment	—	—	—	—	—	—	—	6,914
Amortization of unearned compensation	—	—	—	—	—	—	350	—
Unrealized gain on investments — available for sale	—	—	—	—	—	—	—	(159)
Unrealized minimum pension liability	—	—	—	—	—	—	—	(7,171)
Net income	—	—	—	—	—	83,001	—	—
Balance, July 31, 2005	35,580,032	$355	(1,320,106)	$(21,688)	$452,299	$146,145	$(595)	$6,032

See Notes to Consolidated Financial Statements

VERITAS DGC INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005, 2004 and 2003

1. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of majority-owned domestic and foreign subsidiaries and variable interest entities of which we are the primary beneficiary. All material intercompany balances and transactions have been eliminated. We adopted FIN 46R on April 30, 2004. Adoption did not have a material effect on our financial position or results of operations, although, it required consolidation of our 80% owned Indonesian joint venture that was accounted for under the equity method prior to adoption of FIN 46R.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments include cash and short-term investments, restricted cash investments, accounts and notes receivable, accounts payable and debt. The approximate fair market value of our variable rate debt at July 31, 2005 is $221.9 million. The carrying value is a reasonable estimate of fair value for all other financial instruments.

Translation of Foreign Currencies

The U.S. dollar is the functional currency of all of our operations except in Canada, which uses the Canadian dollar as its functional currency. Currency gains and losses result from the re-measurement of assets and liabilities denominated in currencies other than their functional currency and are included in “Other (Income) Expense, Net.”

Cash Equivalents

For purposes of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, we define cash equivalents as items readily convertible into known amounts of cash with original maturities of three months or less.

Restricted Cash Investments

Restricted cash investments in the amounts of $237,000 at July 31, 2005 and $111,000 at July 31, 2004 were pledged as collateral on certain bank guarantees related to contracts entered into in the normal course of business and are classified as restricted cash investments on the Consolidated Balance Sheets.

Accounts and Notes Receivable

Unbilled amounts of approximately $57.4 million at July 31, 2005 and $58.8 million at July 31, 2004 were included in accounts and notes receivable. These amounts represent work done or services or products delivered to customers but not billable at the fiscal year ends in accordance with contract provisions and generally are expected to be billed in one to four months. Our allowance for doubtful accounts is established based upon past due customer accounts specifically identified during our periodic account analyses.

Inventories

Inventories of materials and supplies are stated at the lower of average cost or market.

Investments available for sale

Our marketable securities are considered available for sale and are reported at fair value, with changes in fair values recorded as unrealized gains and losses in “Accumulated other comprehensive income” within stockholders’ equity. Realized gains and losses are calculated using the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Estimated Useful Life In Years
Geophysical equipment	3-5
Data processing equipment	3
Leasehold improvements and other	3-15

Depreciation related to assets used in the production of the multi-client library and development of certain software is capitalized. Amounts capitalized were $11.4 million, $18.6 million and $24.4 million in fiscal years 2005, 2004 and 2003, respectively.

Expenditures for routine repairs and maintenance are charged to expense as incurred. We are contractually obligated to periodically put our chartered vessels into port so that the vessel owner can perform legally required maintenance and inspections. The ship owner is responsible for all costs of performing the maintenance and inspections, while we continue to incur all of the fixed charges associated with operation of the vessel including charter fees, depreciation and personnel costs. We accrue for these continuing costs in advance of port calls, as these unavoidable costs are not directly associated with revenue generation. The balances of such accruals were $3.2 million and $2.4 million at July 31, 2005 and 2004, respectively. Expenditures for additions and improvements, including capitalized interest, are capitalized and depreciated over the estimated useful life of the related assets.

Multi-Client Data Library

We collect and process geophysical data for our own account and retain ownership rights. We license the data to customers on a non-transferable basis. In some circumstances, we have sold, on a non-exclusive basis, rights to data prior to our collecting and processing such data, i.e., we have made the first of what we anticipate will be multiple discrete sales of licenses to the same data. We capitalize all costs directly associated with acquiring and processing the data, including the depreciation of the assets used in production of the surveys. We refer to these costs as our gross multi-client investment. All costs excluding the capitalized depreciation are our net multi-client investment, or as used in this document “investment in multi-client library, net cash,” and represent cash investment in the library.

The capitalized cost of multi-client data is charged to cost of services in the period sales occur based on the greater of the percentage of total estimated costs to total estimated sales in the first five years multiplied by actual sales, known as the sales forecast method, or the straight-line amortization method over five years. The sales forecast method is our primary method of calculating cost of services. In addition to the sales forecast method, through July 31, 2003, any costs that remained 36 months after completion of a multi-client survey were charged on a straight-line basis to cost of services over a period not to exceed the next 24 months. This minimum straight-line amortization was recorded only if minimum amortization exceeded the cost of services calculated using the sales forecast method. Effective August 1, 2003, we changed our multi-client policy to commence the minimum amortization from the date of survey completion, instead of only during the last 24 months of survey book life.

We periodically review the carrying value of the multi-client data library to assess whether there has been a permanent impairment of value and record losses when it is determined that estimated sales would not be sufficient to cover the carrying value of the asset. In fiscal 2003, we recognized a $4.9 million pretax impairment charge related to a survey in the Gulf of Mexico that we have been unable to license. This survey was acquired at right angles to an existing survey and, while a technical success, customers have not been willing to pay for the increased resolution.

Multi-Client Data Library – Change in Estimate Effected by a Change in Accounting Principle

Effective August 1, 2003, we changed our minimum amortization policy with regard to multi-client data and recorded a charge of $22.1 million, included in cost of services in our Consolidated Statement of Operations. Under the prior method, capitalized costs of multi-client surveys were charged to cost of services in the period sales occurred, using the sales forecast method, over an estimated five-year useful life. However, during the last 24 months of a survey’s useful life, amortization was the greater of the amount resulting from the sales forecast method or straight-line amortization of the remaining book value over the remaining portion of the original five-year estimated useful life. Under the new method, capitalized costs of multi-client surveys are charged to cost of services over an estimated five-year useful life based upon the greater (higher expense) of the result under the sales forecast method or cumulative straight-line amortization from survey completion over an estimated five-year useful life. Notwithstanding this change, the sales forecast method remains our primary method of calculating cost of services. The total amortization period that concludes sixty months after survey completion represents the minimum period over which the surveys are expected to provide economic benefits. We believe that commencing the minimum amortization upon survey completion, as opposed to our prior method of doing so only during the last twenty-four months of the survey’s life, better reflects the potential decrease of survey value with the passage of time.

Goodwill

We test goodwill for impairment annually by deriving an approximate fair market value compared to the net book value of the reporting unit carrying the goodwill. We utilize several methods to determine the fair market value of the reporting unit. These methods are based on a measure of earnings, sales and discounted cash flows.

During the performance of our annual goodwill evaluation in fiscal 2003, we found that the impairment test indicated that our goodwill was impaired. The impairment was due primarily to our financial performance coupled with the instability in the industry at that time, which resulted in a sharp decline in our stock price, leaving our company’s market value below its book value. This resulted in a charge to earnings of $39.3 million in fiscal 2003 representing all of our goodwill. The majority of this goodwill, $25.1 million, originated in the (RC)2 acquisition. The remainder arose from multiple smaller acquisitions.

Revenues

Customer contracts for our services vary in terms and conditions. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21.

Revenues from contract services are recognized in accordance with the terms of the contract. For fixed price contracts, the proportional performance method is used based upon output measures. Revenue is measured by the amount of data collected or processed compared to the total amount of data to be collected or processed. For day rate contracts, revenue is recognized based on time incurred. In contracts where our customer pays separately for the mobilization of equipment, we recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same proportional performance method as for the acquisition work.

Revenues from the licensing of multi-client surveys are based upon agreed rates set forth in the contract and are recognized upon delivery of such data. We have no additional obligations to the customer subsequent to delivery. Revenues generated from licensing of in-process multi-client surveys are recognized after obtaining a signed license agreement that gives the customers access to survey results as they occur based upon a proportional performance method, using quantifiable measures of progress, such as kilometers shot or processed, similar to the method for contract services. For partially completed projects, contract customers and customers who enter license agreements on multi-client surveys generally have access to the data as it is being collected. There are no provisions for updates or enhancements in any of our survey licenses. In accordance with our license terms, the customer generally does not have the right to return the data for refund. Infrequently we enter into contracts where revenue recognition is affected by certain contingencies. In some contracts, the ultimate price paid by the customer may not be fixed or determinable due to revenue sharing clauses. In these projects, we recognize revenue from those customers only to the extent that the net price of the data to them is, or has become, fixed. We also enter into contracts where the customer has a right of return based upon date contingencies. In these projects, we do not apply the proportional performance method and, instead, we recognize revenue only after the date contingency is resolved.

Leases

Our operating leases include those for office space, specialized geophysical equipment, computer equipment and our geophysical vessels, which are chartered on a short-term basis, of up to 8 years, relative to their useful economic lives of approximately 30 years.

Mobilization Costs

Transportation and other expenses incurred prior to commencement of geophysical operations in an area are deferred and amortized over the term of the related contract. Unamortized mobilization costs of $4.2 million and $1.4 million were included in other current assets at July 31, 2005 and 2004, respectively and $4.7 million was included in other assets at July 31, 2004. Amounts applicable to surveys performed for our own account are included in the cost of the multi-client data library.

Stock-Based Compensation

We maintain stock-based compensation plans that are accounted for using the intrinsic value based method allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Under that method, compensation expense is recorded in the accompanying consolidated financial statements when the quoted market price of the underlying stock at the grant date or other measurement date exceeds the amount an employee must pay to acquire the stock. Our plans do not permit us to grant stock options at a price lower than market, therefore, we do not record any compensation expense related to stock options. In December 2004, the Financial Accounting Standards Board released SFAS No. 123R, a revision to SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R, which will become effective for us beginning with our first quarter of fiscal 2006, will require us to record the cost of stock options and other equity-based compensation in our income statement based upon the estimated fair value of those awards. As required by SFAS No. 148, “Accounting for Stock-Based Compensation,” we disclose the pro forma effect of stock-based compensation expense on net income and earnings per share that would have been recorded had we used the fair value based method. As presented below, adoption of SFAS No. 123R will likely reduce our reported net income or increase our reported net loss in future periods.

The effect on net income and earnings per share that would have been recorded using the fair value based method for our stock compensation plans as required by SFAS 148 is as follows:

		For the Years Ended July 31,
		2005	2004	2003
		(In thousands, except per share amounts)
Net income (loss), as reported		$83,001	$5,221	$(59,097)
Add:	Stock based compensation expense included above, net of related tax effects	228	250	443
Less:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,541)	(4,859)	(11,515)
Pro forma net income (loss)		$80,688	$612	$(70,169)

Earnings per share:
Basic - as reported		$2.45	$.16	$(1.77)
Diluted - as reported		2.37	.15	(1.77)
Basic - pro forma		2.38	.02	(2.11)
Diluted - pro forma		2.30	.02	(2.11)

The pro forma effect on net income and earnings per share may not be representative of the pro forma effects on future net income and earnings per share because some options vest over several years and additional awards may be granted.

Earnings Per Share

The computation of basic earnings per share is based on the weighted average common shares outstanding, including exchangeable shares. The computation of diluted earnings per share is based upon the weighted average common shares outstanding and additional common shares, utilizing the treasury stock method and average market prices, which would have been outstanding if dilutive potential common shares had been issued. Potentially dilutive securities include stock options issued to our employees and directors and our Convertible Senior Notes. Because we recorded net losses for fiscal 2003, no securities are dilutive and basic and diluted earnings per share are the same for that year. (See Note 11.)

2. Other assets

Software

We develop software internally and obtain software through acquisitions such as Reservoir Characterization Research and Consulting, Inc. (“(RC)2”) and certain assets from Hampson-Russell Software Services, Ltd. For internally developed software designed for external licensing, we capitalize costs associated with the development of the product from the time the product reaches technological feasibility until it is ready for commercial release. Software available for sale is included in other assets on our Consolidated Balance Sheet. Since the sale of the (RC)2 software operation, detailed below, software available for sale has consisted entirely of the Hampson-Russell suite of products.

In the fourth quarter of fiscal 2003, we decided to sell the (RC)2 software operation and entered into a letter of intent to sell it to Seismic Micro-Technology, Inc. We recorded a charge in the fourth quarter of $7.6 million related to these operations, of which $5.9 million of this charge was applied to reduce the carrying value of the (RC)2 software to its estimated market value of $2.0 million. The remaining $1.7 million primarily relates to employee severance and facility costs. The sale closed in the first quarter of fiscal 2004. The sales agreement allows us to continue using the (RC)2 suite of software in our reservoir consulting business and we have entered into a dealer arrangement that allows us to continue as sales agents of the software.

The capitalized cost of the software, whether developed or purchased, is charged to cost of services in the period sales occur based on the percentage of total cost to total estimated sales multiplied by actual sales during the period. The software is also subject to a minimum amortization equal to the unamortized balance at the beginning of the period divided by the remaining book life. Estimated useful lives of our software products range from three to five years. Amortization expense for our software was $3.3 million, $3.1 million and $4.7 million for fiscal 2005, 2004 and 2003, respectively.

Debt Issuance Costs

We capitalize costs incurred during the process of obtaining debt financing, including commissions, legal fees, and filing fees. We amortize these costs over the life of the related debt instrument. In the case of our Convertible Senior Notes, which have a life of 20 years, we are amortizing the debt issuance costs over the 5-year period from the Convertible Senior Notes’ issuance to the first date the Convertible Senior Notes are redeemable, absent certain specified conditions. The amortization of debt issuance cost, recorded in interest expense, was $1.2 million, $7.1 million and $1.7 million for fiscal 2005, 2004 and 2003, respectively. The debt issuance cost amortization in fiscal 2004 resulted primarily from the retirement of our Term Debt and the expensing of all related issuance costs.

The carrying value of our software and debt issuance costs is as follows:

	July 31, 2005			July 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In thousands)
Software	$16,396	$9,610	$6,786	$15,656	$6,262	$9,394
Debt Issuance Costs	5,821	1,597	4,224	5,660	431	5,229

3. Long-term Debt

Our long-term debt consists of $155.0 million of Convertible Senior Notes due 2024. In addition, we have a Credit Facility consisting primarily of a revolving loan facility permitting borrowings of up to $55 million and various unsecured lines of credit totaling $8.5 million.

The Convertible Senior Notes are our senior unsecured obligations and are convertible under certain circumstances into a combination of cash and our common stock. In general, upon conversion of a note, the holder of such note will receive cash equal to the principal amount of the note and shares of our common stock for the note’s conversion value in excess of such principal amount. We entered into a registration rights agreement in which we agreed to file a registration statement with the Securities and Exchange Commission within 90 days of March 3, 2004 to register resales of the notes and associated shares of common stock. We filed a registration statement on May 28, 2004 in compliance with the registration rights agreement; however, the registration statement was not effective until August 31, 2005. Because our registration statement was not effective on August 31, 2004 as required by the indenture, we incurred liquidated damages in the aggregate amount of $0.8 million in fiscal 2005.

The Convertible Senior Notes bear interest at a per annum rate which is equal to the three-month LIBOR rate, adjusted quarterly, minus a spread of 0.75%. The interest rate of the notes, from September 15, 2005 through December 14, 2005, is 3.12%, based on a LIBOR rate of 3.87%. For fiscal 2005, the weighted average interest rate on the notes was 1.72%. The notes will mature on March 15, 2024 and may not be redeemed by us prior to March 20, 2009. Holders of the notes may require us to repurchase some, or all, of the notes on March 15, 2009, 2014 and 2019. They could also require repurchase upon a change of control (as defined in the indenture under which the Convertible Senior Notes were issued).

Under certain circumstances and at the option of the holder, the Convertible Senior Notes are convertible prior to the maturity date into cash and shares of our common stock. Certain of these circumstances may result in classification of the Convertible Senior Notes as current on our balance sheet. These circumstances include:

1.          if the closing sale price of our common stock is over 120% of the conversion price, currently $24.03 (with 120% being $28.84), for 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs;

2.          if we called the notes for redemption and the redemption has not occurred;

3.          the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of the notes; or

4.          the occurrence of specified corporate transactions;

Should any of these circumstances occur, the Convertible Senior Notes would be convertible at the then current stock price times the conversion ratio of 41.6146. This amount would be payable in cash equal to the principal amount of the notes, the par value adjusted for dividends or other equity transactions, and the additional amount payable in shares of our common stock. Currently, the maximum amount payable by us on conversion is $155 million in cash plus approximately 6.5 million shares. For clarity, conversion at a $40 stock price would result in our payment of $155 million in cash and 2.575 million shares of common stock. This settlement method is prescribed in the indenture and is not optional at the discretion of any party. The shares issuable from such conversion are considered in the calculation of diluted earnings per share.

Given the recent market price for shares of our common stock, it is reasonable to assume that our debt may become convertible as soon as the second quarter of fiscal 2006. Should our stock price remain above the current conversion price, we would not expect any notes to be converted; however, we would have to classify the notes as a current liability on our consolidated balance sheet.

On February 14, 2003, we entered into a Credit Facility with Deutsche Bank AG, New York Branch, as Administrative Agent, Deutsche Bank AG, Canada Branch, as Canadian Administrative Agent, and certain other lending institutions. In addition to term loans, which have been retired, the Credit Facility provided a revolving loan facility aggregating $55.0 million, including a facility for swing line loans of up to $10.0 million and the issuance of letters of credit in an aggregate amount of up to $40.0 million. In August 2005, the limit for the issuance of letters of credit was increased to $48.0 million. Loans made under the revolving loan facility, including swing-line loans, bear interest at a variable rate determined on the date of borrowing that is related to various base rates and margins depending upon our leverage ratio and the location of the borrowing. The revolving loan facility expires in February 2006. The Credit Facility prohibits us from, among other things, paying cash dividends. As of July 31, 2005, there were no borrowings and $8.8 million in letters of credit outstanding under the revolving loan facility, leaving $46.2 million available.

In addition to the Credit Facility, we have various unsecured lines of credit, with lending institutions that operate in geographic areas not covered by the lending institutions in our Credit Facility, totaling $8.5 million that may be used exclusively for the issuance of letters of credit and bank guarantees. As of July 31, 2005, $1.4 million in letters of credit were outstanding under these lines.

Borrowings under the Credit Facility are secured by assets, including equipment, vehicles, multi-client data library, intellectual property, and stock of certain material subsidiaries, owned by us and certain of our subsidiaries. At July 31, 2005, the carrying value of the secured assets, including intercompany receivables, which are eliminated in consolidation, was $1.2 billion. The Credit Facility and related documents contain a number of covenants, including financial covenants relating to interest coverage, leverage and net worth. These covenants relate to measurements as of quarter ending dates, and, as of our last fiscal quarter, ended July 31, 2005, we were in compliance.

During fiscal 2005, we obtained waivers from our lenders under the Credit Facility related to the late filing of our financial statements. The waivers allowed us to deliver our required reports for fiscal 2004 and for the first three quarters of fiscal 2005 later than required under the agreement. All required financial statements for such periods have now been provided to our lenders under the Credit Facility.

4. Other Accrued Liabilities

Other accrued liabilities include the following:

	July 31,
	2005	2004
	(In thousands)
Accrued payroll and benefits	$35,679	$19,698
Accrued taxes other than income taxes	5,985	8,083
Accrued insurance	9,105	4,728
Accrued dry dock	3,181	2,420
Other	11,243	9,033
Total	$65,193	$43,962

5. Income Taxes

Income (loss) before provision (benefit) for income taxes was earned in the following jurisdictions:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
U.S	$46,224	$4,192	$(35,862)
Non-U.S	30,019	4,744	5,000
Total	$76,243	$8,936	$(30,862)

Certain income classified as non-U.S. is also subject to U.S. income taxes. Provision (benefit) for income taxes consists of the following:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
Current — U.S	$23,444	$(3,293)	$7,513
Deferred — U.S	(38,380)	—	13,341
Current — Non-U.S	9,078	6,052	2,462
Deferred — Non-U.S	(900)	956	4,919
Total	$(6,758)	$3,715	$28,235

A reconciliation between the provision (benefit) for income taxes and the amount computed by applying the U.S. statutory income tax rate to income (loss) before provision (benefit) for income taxes is as follows:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
Income tax provision (benefit) computed at the U.S. statutory rate	$26,685	$3,128	$(10,802)
Increase (decrease) in taxes resulting from:
Non-U.S. activities	3,029	8,662	7,913
Adjustments to tax contingencies and resolution of certain tax matters	776	(5,173)	—
Deduction of worthless stock of a subsidiary	—	(3,446)	—
Tax credits	(3,369)	(1,671)	(800)
Valuation allowances on deferred income tax assets	(34,417)	1,408	20,615
Non-deductibles	892	521	—
Software amortization	—	411	616
Adjustments to prior year tax returns	(566)	103	2,880
Goodwill	—	—	7,852
Other	212	(228)	(39)
Total	$(6,758)	$3,715	$28,235

The increase in taxes resulting from non-U.S. activities includes non-U.S. earnings taxed at other than the U.S. statutory rate, non-U.S. withholding taxes, U.S. foreign tax credit or deductions, U.S. tax on non-U.S. branch operations or foreign dividends, foreign tax contingencies and changes in valuation allowances on foreign deferred taxes.

Subsequent to July 31, 2004, we reached a settlement with the Internal Revenue Service on the audit of certain prior year tax returns. This settlement favorably impacted our 2004 income tax provision.

Deferred income tax assets (liabilities) result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The primary components of our deferred income tax assets (liabilities) are as follows:

	July 31,
	2005	2004
	(In thousands)
Deferred income tax assets:
Net operating loss carryforwards	$24,156	$33,867
Multi-client data library	13,801	20,684
Property and equipment	8,711	7,827
Tax credit carryforwards	540	5,581
Accrued liabilities	5,424	5,062
Pension liabilities	3,106	32
Capitalized costs	2,703	3,140
Deferred revenues	6,255	2,017
Other	2,093	1,949
Valuation allowances	(17,772)	(73,036)
Deferred income tax assets – net	49,017	7,123
Deferred income tax liabilities:
Partnerships	(5,157)	(3,840)
Deferred charges	(441)	(3,253)
Deferred mobilization	(1,278)	—
Other	—	(243)
Deferred income tax liabilities	(6,876)	(7,336)
Net deferred income tax assets (liabilities)	$42,141	$(213)

A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of the deferred income tax assets will not be realized. The valuation allowances are periodically adjusted based upon the available evidence. Adjustments are also made to recognize the expiration of NOL and tax credit carryforwards, with equal and offsetting adjustments to the related deferred income tax asset. During fiscal 2003, we provided an additional $20.1 million valuation allowance as the evidence, including historical losses, did not support a more likely than not conclusion that portions of our deferred tax assets would be realized. As a result, the fiscal 2003 tax provision included a non-cash charge of $20.1 million for the increased valuation allowance. During fiscal 2005, we concluded that certain valuation allowances were no longer necessary as available evidence, including recent profits and estimates of projected future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, the fiscal 2005 tax benefit includes a non-cash benefit of $36.9 million.

During fiscal 2005, our valuation allowances decreased $55.3 million. $36.9 million of the decrease was due to the reversal of deferred tax valuation allowances, $16.6 million was due to the net utilization of fully reserved deferred tax assets and $1.8 million was due to expiration of fully reserved deferred tax assets during the period. As of July 31, 2005, we had $17.8 million of valuation allowances related to deferred tax assets in jurisdictions where historical losses indicate realization is doubtful.

Since the quasi-reorganization with respect to Digicon on July 31, 1991, the tax benefits of NOL carryforwards existing at the date of the quasi-reorganization have been recognized through a direct addition to paid-in capital, when realization is more likely than not. The following schedule sets forth the expiration dates of the non-U.S. NOL carryforwards as of July 31, 2005. We had no U.S. NOL carryforwards.

Fiscal Year	Non-U.S. Net Operating Losses

2006	$3,127
2007	909
2008	920
2009	1,107
2010	960
2011	245
2012	743
2013	892
2014	378
2015	2,055
Indefinite	65,459
Total	$76,795

During fiscal 2003, we utilized $21.0 million of U.S. NOL carryforwards, during fiscal 2004, we utilized $8.1 million of U.S. NOL carryforwards, and during fiscal year 2005, we utilized $3.9 million of U.S. NOL carryforwards.

Non-U.S. operations had NOL carryforwards of $76.8 million at July 31, 2005, of which $0.6 million existed prior to the quasi-reorganization, and of which $56.6 million are subject to valuation allowances. Of the $76.8 million of non-U.S. NOL carryforwards, approximately $33.5 million relate to Brazilian operations, $17.0 million relate to Australian operations, and $8.8 million relate to United Kingdom operations, all of which have an indefinite carryforward period, and are available to offset future income (subject to certain limitations).

We consider the undistributed earnings of our non-U.S. subsidiaries to be permanently reinvested and we have not provided deferred U.S. income tax on those earnings. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate earnings that have not yet been remitted to the U.S.

6. Commitments and Contingent Liabilities

Total rentals of vessels, equipment and office facilities charged to operations amounted to $92.8 million, $72.6 million and $72.2 million for the years ended July 31, 2005, 2004 and 2003, respectively.

Minimum rentals payable under operating leases, principally for office space and vessel charters with remaining non-cancelable terms of at least one year are as follows:

Fiscal Year	Minimum Rentals
(In thousands)
2006	$41,207
2007	20,385
2008	10,000
2009	9,723
2010 and thereafter	24,107
Total	$105,422

We carry workers compensation insurance that limits our liability on a per claim and per policy year basis. Management has evaluated the adequacy of the accrual for the liability for incurred but unreported workers compensation claims and has determined that the ultimate resolution of any such claims would not have a material adverse impact on our financial position. It is possible that the actual liability for unreported workers compensation claims could exceed the amounts already accrued. It is not possible to reasonably estimate the range of possible loss.

We issue purchase orders for the procurement of supplies and certain services. As of July 31, 2005, we had $10.7 million of purchase orders outstanding.

7. Employee Benefits

Employee Retirement Plans

We maintain a 401(k) plan in which employees of our majority-owned domestic subsidiaries and certain foreign subsidiaries are eligible to participate. Employees of foreign subsidiaries who are covered under a foreign deferred compensation plan are not eligible. Employees are permitted to make contributions of up to 50% of their salary up to the statutory maximum dollar amount, which is $14,000 for calendar 2005. Prior to January 1, 2003, we contributed an amount equal to one-half of the employee’s contribution of up to $8,000 or 8% of the employee’s salary (whichever was less). As of January 1, 2003, we contribute an amount equal to the employee’s contribution up to a maximum of 5% of the employee’s salary or the statutory maximum. Our matching contributions to the 401(k) plan were $2.1 million, $1.8 million and $1.4 million for fiscal 2005, 2004 and 2003, respectively.

We maintain a plan, the Canadian RRSP plan, in which employees, primarily in our Canadian subsidiaries, are eligible to participate. Employees are permitted to make contributions of up to 10% of their salary and we contribute an amount equal to 50% of the employee’s contribution up to a maximum of 5% of the employees’ salary. An employee may contribute an additional amount so that the total contribution to the employee’s account equals up to 18% of the employee’s salary for the prior year not to exceed $16,500 for calendar year 2005. Our matching contributions to this plan were $0.8 million, $0.7 million and $0.7 million for fiscal 2005, 2004 and 2003, respectively.

Stock Option Plans

Prior to December 11, 2002, we had two employee nonqualified stock option plans under which options were granted to officers and select employees. Options generally vested over three years and were exercisable over a five to ten-year period from the date of grant. The exercise price for each option was the fair market value of the common stock on the grant date. Our Board of Directors authorized 5,954,550 shares of common stock to be issued under these option plans.

Prior to December 11, 2002, we also maintained a stock option plan for non-employee directors (the “Director Plan”) under which options were granted to our non-employee directors. The Director Plan provided that every year each eligible director was granted options to purchase 5,000 shares of our common stock which vest over a period of three years from the date of grant and are exercisable over five to ten years from the date of grant. The exercise price for each option granted was the fair market value at the date of grant. The Board of Directors authorized 600,000 shares of common stock to be issued under the Director Plan.

On December 11, 2002, we adopted our current Share Incentive Plan that provides for the issuance to directors, officers and select employees: (1) nonqualified options to purchase our common stock, (2) incentive options to purchase our common stock, (3) share appreciation rights, (4) deferred share units, (5) restricted shares and (6) performance shares. Options issued to employees under the Share Incentive Plan have exercise prices equal to the fair market value at the date of grant; have five-year lives and vest over three years. Options issued to continuing non-employee directors under the Share Incentive Plan have exercise prices equal to the fair market value at the date of grant, have five-year lives and vest immediately. As of July 31, 2005, 1,625,314 shares were reserved for issuance under the Share Incentive Plan, with no more than 432,969 of those shares issuable in any form other than stock options.

Commencing with annual director’s fees paid in calendar year 2003, each of our non-employee directors may elect to receive deferred share units issued under our Share Incentive Plan in lieu of 25, 50, 75 or 100% of his or her annual director’s fees. Once vested, each share unit is convertible into one share of our common stock. A director who elects to receive share units prior to the end of any calendar year, in lieu of all or a portion of the following year’s annual director fees, is entitled to receive on January 1 of the following year that number of deferred share units with a fair market value, as defined in the plan, equal to the amount deferred. The share units then issued vest, coinciding with the normal payment of quarterly director’s fees, 25 percent on each of the following dates: January 1 (the grant date), April 1, July 1 and October 1. Vested share units convert to shares of our common stock upon the director’s retirement or other termination. In calendar year 2004 and 2003, 2,386 and 3,165 deferred share units were issued, respectively. No deferred share units were issued in calendar 2005.

The following tables provide additional information related to our stock option plans:

	For the Year Ended July 31, 2005
	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Contractual Life In Years
Beginning balance	3,179,873	$16.19
Options granted	20,000	26.43	$10.81	4
Options exercised	(631,310)	10.94
Options forfeited	(145,773)	18.12
Total outstanding	2,422,790	17.52
Options exercisable	1,653,172	20.44

Options by range of exercise price:

	Exercisable	Total Outstanding
$ 0.00-$ 5.65	4,333	4,333
$ 5.65-$11.30	663,443	1,333,061
$11.30-$16.95	79,450	159,450
$16.95-$22.60	186,547	191,547
$22.60-$28.25	332,176	347,176
$28.25-$33.90	—	—
$33.90-$39.55	371,923	371,923
$39.55-$45.20	8,759	8,759
$45.20-$50.85	4,828	4,828
$50.85-$56.50	1,713	1,713
Total	1,653,172	2,422,790

	For the Year Ended July 31, 2004
	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Beginning balance	4,029,499	$15.24
Options granted	656,400	12.17	$6.32
Options exercised	(1,042,866)	10.30
Options forfeited	(463,160)	15.74
Total outstanding	3,179,873	16.19
Options exercisable	1,699,830	20.92

	For the Year Ended July 31, 2003
	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Beginning balance	1,884,665	$22.97
Options granted	2,673,137	9.94	$5.36
Options exercised	(83,896)	7.09
Options forfeited	(444,407)	17.33
Total outstanding	4,029,499	15.27
Options exercisable	2,083,780	18.96

The weighted average fair values of options granted are determined using the Black-Scholes option valuation method assuming no expected dividends. Other assumptions used are as follows:

	For the Years Ended July 31,
	2005	2004	2003
Risk-free interest rate	3.7%	3.7%	3.0%
Expected volatility	46.8%	64.9%	69.0%
Expected life in years	4.0	4.0	4.0

On November 1, 1997, we initiated an employee stock purchase plan. This plan was amended and restated on December 11, 2002 and called the Employee Share Purchase Plan. The Board of Directors originally authorized 1,000,000 shares available for issuance under the plan and at July 31, 2005, 820,262 shares remained available for issuance. Participation is voluntary and substantially all full-time employees meeting limited eligibility requirements may participate. Contributions are made through payroll deductions and may not be less than 1% or more than 15% of the participant’s base pay as defined. The participant’s option to purchase common stock is deemed to be granted on the first day and exercised on the last day of the fiscal quarter at a price that is the lower of 85% of the market price on the first or last day of the fiscal quarter. During fiscal 2005, 86,940 shares of common stock were issued with a weighted fair value at grant of $18.41 per share. During fiscal 2004, 244,232 shares of common stock were issued with a weighted average fair value at grant date of $7.47. During fiscal 2003, 275,614 shares of common stock were issued with a weighted average fair value at grant of $7.42 per share.

On June 9, 1998, we initiated a restricted stock plan. This plan was amended and restated on March 7, 2000 to make an aggregate of 173,975 shares available for issuance under the plan. On March 8, 2001, an additional 200,000 shares were reserved for use under the plan. On December 11, 2002, the plan was replaced by the Employee Share Purchase Plan, which allows the granting of restricted stock. The Board of Directors’ Compensation Committee determines the eligibility of an employee and the terms and amount of each grant. In addition, we have issued restricted stock in conjunction with certain employment agreements.

The following tables represent the restricted shares issued in fiscal 2005 and 2004:

Year Ended July 31, 2005
Number of Shares Granted	Grant Date	Closing Share Price on Grant Date	Vesting Period (Years)
12,500	August 2004	$21.23	3
2,500	June 2005	30.15	3

Year Ended July 31, 2004
Number of Shares Granted	Grant Date	Closing Share Price on Grant Date	Vesting Period (Years)
46,289	January 2004	$11.36	3
6,000	February 2004	12.91	3
2,000	July 2004	23.46	3

Pension Plan

We maintain a contributory defined benefit pension plan (the “Pension Plan”) for eligible participating employees in the United Kingdom. Monthly contributions by employees are equal to 5.5% of their salaries. We provide an additional contribution in an actuarially determined amount necessary to fund future benefits to be provided under the Pension Plan. Benefits provided are based upon 1/60 of the employee’s final pensionable salary (as defined) for each complete year of service up to 2/3 of the employee’s final pensionable salary and increase annually in line with inflation subject to a maximum of 5% per annum. The Pension Plan also provides for 50% of such actual or expected benefits to be paid to a surviving spouse upon the death of a participant. Pension Plan assets consist mainly of investments in marketable securities that are held and managed by an independent trustee.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets measured at July 31, 2005 and July 31, 2004, respectively:

	July 31,
	2005	2004
	(In thousands)
Benefit obligation at beginning of year	$19,882	$16,338
Service cost	754	542
Interest cost	1,235	1,061
Contributions by plan participants	431	369
Actuarial loss	16,295	145
Benefits paid	(186)	(196)
Foreign currency exchange rate changes	(1,964)	1,623
Benefit obligation at end of year	$36,447	$19,882

Fair value of plan assets at beginning of year	$14,088	$10,926
Actual gain (loss) on plan assets	3,616	951
Employer contributions	972	927
Plan participants’ contributions	431	369
Benefits paid	(46)	(196)
Foreign currency exchange rate changes and other	(1,060)	1,111
Fair value of plan assets at end of year	$18,001	$14,088

The funded status of the Pension Plan is as follows:

	July 31,
	2005	2004
	(In thousands)
Projected benefit obligation in excess of plan assets	$18,446	$5,794
Unrecognized prior service costs	(1,386)	(1,598)
Unrecognized actuarial loss	(5,003)	(2,602)
Net pension liability	$12,057	$1,594

Amounts included in the consolidated balance sheet consist of:

	July 31,
	2005	2004
	(In thousands)
Accrued benefit liability	$13,443	$3,192
Intangible asset	(1,386)	(1,598)
Net pension liability	$12,057	$1,594

Our pension liability is included in “Other non-current liabilities” on our balance sheet. The excess of our accumulated benefit obligation over our prior service costs is recorded in “Accumulated comprehensive income – other” on our balance sheet, and is $8.4 million in fiscal 2005 and $1.2 million in fiscal 2004.

The net periodic pension costs are as follows:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
Service costs (benefits earned during the period)	$754	$542	$584
Interest cost on projected benefit obligation	1,235	1,061	810
Expected return on plan assets	(968)	(787)	(665)
Net amortization and deferral	164	194	222
Net periodic pension costs	$1,185	$1,010	$951

The weighted average assumptions used to determine the projected benefit obligation and the expected long-term rate of return on assets are as follows:

	For the Years Ended July 31,
	2005	2004	2003
Discount rate	5.0%	6.0%	6.0%
Rates of increase in compensation levels	4.3%	4.0%	4.0%
Expected long-term rate of return on assets	6.8%	6.5%	6.5%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We have used a rate we believe is appropriate for long-term investment in an equity-based portfolio.

The weighted-average asset allocations by asset category for the plan assets are as follow:

	For the Years Ended July 31,
Asset Category	2005	2004
Equity securities	98.0%	98.8%
Cash	2.0%	1.2%
Total	100.0%	100.0%

Our target weighted-average asset allocation for the plan assets is 100% in equity securities.

For fiscal 2006, we plan to contribute approximately $0.9 million to the pension plan. We expect future benefit payments of:

Year	Amount
(In thousands)
2006	$43
2007	56
2008	78
2009	89
2010	103
Years 2011 to 2015	1,669

8. Common and Preferred Stock and Special Voting Stock and Exchangeable Shares

We are authorized to issue 78.5 million shares of common stock.

The Board of Directors, without any action by the stockholders, may issue up to one million shares of preferred stock, par value $.01, in one or more series and determine the voting rights, preferences as to dividends, liquidation, conversion, and other rights of such stock. There are no shares of preferred stock outstanding as of July 31, 2005.

On May 27, 1997, our Board of Directors declared a distribution of one right for each outstanding share of common stock or Exchangeable Stock to shareholders of record at the close of business on June 12, 1997 and designated 400,000 shares of the authorized preferred stock as a class to be distributed under a shareholder rights agreement. Upon the occurrence of certain events enumerated in the shareholder rights agreement, each right entitles the registered holder to purchase a fraction of a share of our preferred stock or the common stock of an acquiring company. The rights, among other things, will cause substantial dilution to a person or group that attempts to acquire our company. The rights expire on May 15, 2007 and may be redeemed prior to that date.

Two shares of special voting stock of Veritas DGC Inc. are authorized and outstanding, each as a series of common shares. One special voting share was issued in connection with the combination of Digicon Inc. (Veritas DGC Inc.’s former name) and Veritas Energy Services Inc. in August of 1996. The other special voting share was issued in connection with the combination of Veritas DGC Inc., Veritas Energy Services and Enertec Resources Inc. in September 1999.

These special voting shares possess a number of votes equal to the number of outstanding Veritas Energy Services exchangeable shares and Veritas Energy Services Class A exchangeable shares, Series 1 that are not owned by Veritas DGC Inc. or any of its subsidiaries. Such exchangeable shares were issued to the former stockholders of Veritas Energy Services and Enertec Resources in business combinations with Veritas DGC Inc. In any matter submitted to Veritas DGC Inc. stockholders for a vote, each holder of a Veritas Energy Services exchangeable share has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Veritas Energy Services special voting share for each Veritas Energy Services exchangeable share owned by the holder. Likewise, each holder of a Veritas Energy Services class A exchangeable share, series 1 has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Enertec special voting share for each Veritas Energy Services Class A exchangeable shares, Series 1 owned by the holder. The Veritas Energy Services exchangeable shares and the Veritas Energy Services Class A exchangeable shares, Series 1 are convertible on a one-for-one basis into shares of the common stock and, when coupled with the voting rights afforded by the special voting shares, have rights virtually identical to Veritas DGC Inc. common stock. As a result, we treat the exchangeable shares as shares of our common stock for all purposes including the calculation of earnings per share information.

9. Gain on Involuntary Conversion of Assets

In January 2005, our seismic vessel Veritas Viking experienced an engine failure while acquiring data in the Gulf of Mexico and lost substantial amounts of overboard seismic equipment. This seismic equipment is insured at its replacement cost. As a result, the insurance proceeds for reimbursement of certain costs and to acquire replacement equipment in excess of the book value of the equipment lost less our deductible was recorded as a gain of $9.9 million.

10. Other (Income) Expense, Net

Other (income) expense, net consists of the following:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
Net foreign currency exchange loss (gain)	$(110)	$1,248	$(82)
Interest income	(5,262)	(1,602)	(960)
Loss from unconsolidated subsidiary (1)	—	958	1,111
Other	(765)	(621)	147
Total	$(6,137)	$(17)	$216

(1) This subsidiary was consolidated with our adoption of FIN 46R as of April 30, 2004.

11. Net Income (Loss) Per Common Share

Net income (loss) per common share — basic and diluted is computed as follows:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands, except per share amounts)

Net income (loss)	$83,001	$5,221	$(59,097)

Basic:
Weighted average common shares (including exchangeable shares)	33,843	33,572	33,305

Net income (loss) per share	$2.45	$.16	$(1.77)

Diluted:
Weighted average common shares (including exchangeable shares)	33,843	33,572	33,305
Shares issuable from the assumed exercise of options	1,166	660	—
Shares issuable from the assumed vesting of restricted stock	45	28	—
Total	35,054	34,260	33,305

Net income (loss) per share	$2.37	$.15	$(1.77)

Certain options to purchase common shares have been excluded from the calculation of diluted weighted average shares because the result would be anti-dilutive. Due to the net loss for fiscal 2003, all options to purchase common shares have been excluded from the computation. Options excluded are shown in the following table:

	For the Years Ended July 31,
	2005	2004	2003
Number of options	681,650	1,079,591	4,029,499
Exercise price range	$26.00-$55.13	$14.56-$55.13	$5.25-$55.13
Expiring through	March 2012	March 2012	March 2012

The Convertible Senior Notes are not convertible as of July 31, 2005 and the shares issuable from such conversion, while considered, are not included in this income per share calculation as they are anti-dilutive (See Note 3 for a description of our Convertible Senior Notes.)

12. Segment and Geographical Information

Beginning in fiscal 2005, we organized the company into three geographic regions: North and South America (NASA); Europe, Africa, the Middle East and Commonwealth of Independent States (EAME); and Asia Pacific (APAC). Our geographic segments offer a common suite of products and services to their customers, although each product or service may be adapted to meet the needs of the local markets. This segmentation of our company is representative of the manner in which it is viewed and managed by our senior managers and our Board of Directors. The information related to fiscal 2004 and 2003 has been restated to reflect the new segment structure. A reconciliation of the reportable segments’ results to those of the total enterprise is given below:

	For the Year Ended July 31, 2005
	NASA	EAME	APAC	Corporate	Total
	(In thousands)
Revenues	$404,866	$130,989	$98,171	$—	$634,026
Operating income (loss)	68,618	18,176	9,118	(31,671)	64,241
Net income (loss) before income tax	78,807	19,161	9,677	(31,402)	76,243
Total assets	516,675	119,632	51,915	278,376	966,598

	For the Year Ended July 31, 2004
	NASA	EAME	APAC	Corporate	Total
	(In thousands)
Revenues	$385,896	$118,448	$60,125	$—	$564,469
Operating income (loss)	54,327	6,026	1,851	(34,434)	27,770
Net income (loss) before income tax	55,474	5,918	142	(52,598)	8,936
Total assets	494,985	116,158	38,014	127,089	776,246

	For the Year Ended July 31, 2003
	NASA	EAME	APAC	Corporate	Total
	(In thousands)
Revenues	$376,721	$91,329	$33,771	$—	$501,821
Operating income (loss)	38,019	10,675	5,724	(66,530)	(12,112)
Net income (loss) before income tax	37,083	11,202	4,723	(83,870)	(30,862)
Total assets	540,968	115,697	37,005	97,275	790,945

Corporate includes corporate overhead and certain non-recurring adjustments. In fiscal 2003, these adjustments include impairment of goodwill of approximately $35 million.

This table presents consolidated revenues by geographic area based on the location of the use of the product or service for the years ended July 31, 2005, 2004 and 2003:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
Geographic areas:
United States	$287,993	$245,144	$190,898
Canada	92,639	88,283	71,911
Latin America	17,178	57,210	113,754
Europe	71,852	79,182	33,713
Middle East/Africa	62,515	32,513	54,201
Asia Pacific	101,849	62,137	37,344
Total	$634,026	$564,469	$501,821

This table presents property and equipment, net of depreciation, by geographic area based on the location of the assets:

	For the Years Ended July 31,
	2005	2004	2003
	(In thousands)
Geographic areas:
United States	$93,194	$83,181	$107,159
Asia Pacific	8,121	7,503	9,125
Canada	14,808	17,317	15,481
Europe	8,212	8,213	9,705
Latin America	1,176	1,958	2,269
Middle East/Africa	2,406	3,491	5,914
Total	$127,917	$121,663	$149,653

In fiscal 2005, a single, large multi-national oil company represented 12% of our revenues. In fiscal 2004 and 2003, no customer accounted for 10% or more of total revenue.

We generate our revenue in the exploration and production (“E&P”) sector of the petroleum industry and, therefore, are subject to fluctuations in E&P spending. E&P spending is directly related to the actual and expected prices of oil and gas, which are subject to wide and relatively unpredictable variations.

13. Selected Quarterly Financial Data (Unaudited)

	For the Year Ended July 31, 2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share amounts)
Revenues	$129,581	$192,228	$175,510	$136,707
Net income (loss)	978	17,368	18,407	46,248
Net income (loss) per common share — basic	.03	.51	.54	1.36
Net income (loss) per common share — diluted	.03	.51	.52	1.31

	For the Year Ended July 31, 2004
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share amounts)
Revenues	$102,407	$145,056	$180,714	$136,292
Net income (loss)	(26,985)	13,594	10,064	8,548
Net income (loss) per common share — basic	(.80)	.40	.30	.26
Net income (loss) per common share — diluted	(.80)	.40	.29	.25

Quarterly per share amounts may not total to annual per share amounts because weighted average common shares for the quarter may vary from weighted average common shares for the year.

VERITAS DGC INC. AND SUBSIDIARIES

Financial Statement Schedule

Valuation and Qualifying Accounts and Reserves

Schedule II

(In thousands)

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts
2005	$1,109	$775	$—	$(562)	$1,322
2004	7,953	—	—	(6,844)	1,109
2003	4,143	3,810	—	—	7,953

Accrued dry dock
2005	$2,420	$4,612	$—	$(3,851)	$3,181
2004	3,227	4,604	—	(5,411)	2,420
2003	2,857	3,351	—	(2,981)	3,227

Tax valuation allowances
2005	$73,036	$3,195	$—	$(58,459)	$17,772
2004	61,112	11,924	—	—	73,036
2003	28,445	37,756	—	(5,089)	61,112

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the registration and distribution of the securities covered hereby. All expenses other than the SEC registration fee are estimates. Each selling securityholder will pay all costs and expenses of selling its securities, including all agency fees and commissions and underwriting discounts and commissions and all fees and disbursements of its counsel or other advisors and commissions and all fees and disbursements of its counsel or other advisors or experts retained by such selling security holder, other than the counsel and experts specifically referred to in the registration rights agreement relating to the securities.

Registration fee	$20,000
Fees and expenses of accountants	80,000
Fees and expenses of legal counsel	600,000
Printing and engraving expenses	200,000
Miscellaneous	262,000
Total	$1,162,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

In a suit brought to obtain a judgment in the corporation’s favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney’ s fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the corporation except as otherwise provided by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys’ fees).

The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

The Restated Certificate of Incorporation (with Amendments) and Bylaws of Veritas DGC require Veritas DGC to indemnify Veritas DGC’s directors and officers to the fullest extent permitted under Delaware law. In addition, Veritas DGC has entered into indemnification agreements with each of its officers and directors providing for indemnification to the fullest extent permitted under Delaware law. Veritas DGC’s Restated Certificate of Incorporation (with Amendments) limits the personal liability of a director to Veritas DGC or its stockholders to damages for breach of the director’s fiduciary duty.

Veritas DGC has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the Registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under the federal and state securities laws.

Item 15. Recent Sales of Unregistered Securities

On June 1, 2005, a former employee purchased 7,650 shares of our common stock for an aggregate exercise price of $78,284 pursuant to the exercise of outstanding options that had been granted under our stock option plans. The issuance of the shares was deemed exempt from the registration requirements of the Securities Act of 1933 by reason of the exemption provided by section 4(2) of such statute for private sales of securities. In connection with his purchase, the former employee represented that he was acquiring the shares for investment and not with a view to a distribution thereof. The certificates representing the shares purchased contain a legend to the effect that sale of the shares was not registered under the Securities Act of 1933 and the shares may not be transferred except pursuant to an effective registration under the Securities Act of 1933 or pursuant to an exemption from such registration requirements. The sale did not involve any underwriters.

Item 16. Exhibits and Financial Statement Schedule.

See accompanying Exhibit Index.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b.     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee”, table in the effective registration statement; and

c.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, November 2, 2005.

VERITAS DGC, INC.

By:	/s/ THIERRY PILENKO
Thierry Pilenko
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on November 2, 2005.

/s/ THIERRY PILENKO	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
Thierry Pilenko

/s/ MARK E. BALDWIN	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
Mark E. Baldwin

/s/ VINCENT M. THIELEN	Vice President, Corporate Controller (Principal Accounting Officer)
Vincent M. Thielen

/s/ LOREN K. CARROLL	Director
Loren K. Carroll

/s/ CLAYTON P. CORMIER	Director
Clayton P. Cormier

/s/ JAMES R. GIBBS	Director
James R. Gibbs

/s/ STEPHEN J. LUDLOW	Vice Chairman and Director
Stephen J. Ludlow

/s/ JAN A. RASK	Director
Jan A. Rask

/s/ YORAM SHOHAM	Director
Yoram Shoham

/s/ DAVID F. WORK	Director
David F. Work

/s/ TERENCE K. YOUNG	Director
Terence K. Young

EXHIBIT INDEX

+1.1	—	Purchase Agreement dated February 26, 2004 between Veritas DGC Inc. and Deutsche Bank Securities Inc.

+3.1	—

Restated Certificate of Incorporation with amendments of Veritas DGC Inc. dated August 30, 1996. (Exhibit 3.1 to Veritas DGC Inc.’s Current Report on Form 8-K dated September 16, 1996 is incorporated herein by reference.)

+3.2	—

Certificate of Ownership and Merger of New Digicon Inc. And Digicon Inc. (Exhibit 3-B to Digicon Inc.’s Registration Statement No. 33-43873 dated November 12, 1991 is incorporated herein by reference.)

+3.3	—

Certificate of Amendment to Restated Certificate of Incorporation of Veritas DGC Inc. dated September 30, 1999 (Exhibit 3-D to Veritas DGC Inc.’s For 10-K for the year ended July 31, 1999 is incorporated herein by reference.)

+3.4	—

Certificate of Amendment to Restated Certificate of Incorporation of Veritas DGC Inc. dated September 30, 1999 (Exhibit 4.4 to Veritas DGC Inc.’s Registration Statement No. 333-111997 dated January 20, 2004 is incorporated herein by reference.)

+3.5	—

By-laws of Veritas DGC Inc. as amended and restated September 23, 2003 (Exhibit 4.5 to Veritas DGC Inc.’s Registration Statement No. 333-111997 dated January 20, 2004 is incorporated herein by reference.)

+4.1	—

Registration Rights Agreement dated as of March 3, 2004 by and between Veritas DGC Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.1 to Veritas DGC Inc.’s Current Report on Form 8-K dated March 3, 2004).

+4.2	—

Indenture dated March 3, 2004 between Veritas DGC Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to Veritas DGC Inc.’s Current Report on Form 8-K dated March 3, 2004).

+4.3	—

Global Note representing $125,000,00 aggregate principal amount of Floating Rate Convertible Senior Notes Due 2024 (incorporated by reference to Exhibit 4.3 to Veritas DGC Inc.’s Current Report on Form 8-K dated March 3, 2004).

+4.4	—	Specimen Veritas DGC Inc. Common Stock certificate. (incorporated by reference to Exhibit 4-C to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 1996).

+4.5	—

Rights Agreement between Veritas DGC Inc. and ChaseMellon Shareholder Services, L.L.C. dated as of May 15, 1997. (incorporated by reference to Exhibit 4.1 to Veritas DGC Inc.’s Current Report on form 8-K filed May 27, 1997).

+5.1	—	Opinion of Vinson & Elkins L.L.P.

+10.1	—

Support Agreement dated August 30, 1996 between Digicon Inc. and Veritas Energy Services Inc. (Exhibit 10.1 of Veritas DGC Inc.’s Current Report on Form 8-K dated August 30, 1996 is incorporated herein by reference.)

**10.2	—	Form of Restricted Stock Grant Agreement (Exhibit 10.2 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.).

**10.3	—	Key Contributor Incentive Plan as amended and restated March 3, 2003. (Exhibit 10.1 to Veritas DGC Inc.’s Form 8-K dated March 3, 2005 is incorporated herein by reference.)

**10.4	—

1992 Non-Employee Director Stock Option Plan as amended and restated March 7, 2000. (Exhibit 10-B to Veritas DGC Inc.’s Form 10-Q for the quarter ended April 30, 2000 is incorporated herein by reference.)

**10.5	—

1992 Employee Nonqualified Stock Option Plan as amended and restated March 7, 2000. (Exhibit 10-C to Veritas DGC Inc.’s Form 10-Q for the quarter ended April 30, 2000 is incorporated herein by reference.)

**10.6	—

Amended and Restated Employment Agreement between Veritas DGC Inc. and Matthew D. Fitzgerald. (Exhibit 10-A to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.7	—

Amendment No. 1 to Amended and Restated Employment Agreement between Veritas DGC Inc. and Matthew D. Fitzgerald. (Exhibit 10-B to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.8	—

Amended and Restated Employment Agreement between Veritas DGC Inc. and Stephen J. Ludlow. (Exhibit 10-C to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.9	—

Amendment No. 1 to Amended and Restated Employment Agreement between Veritas DGC Inc. and Stephen J. Ludlow. (Exhibit 10-D to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.10	—

Amended and Restated Employment Agreement between Veritas DGC Inc. and David B. Robson. (Exhibit 10-E to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.11	—

Amendment No. 1 to Amended and Restated Employment Agreement between Veritas DGC Inc. and David B. Robson. (Exhibit 10-F to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.12	—

Amended and Restated Employment Agreement between Veritas DGC Inc. and Timothy L. Wells. (Exhibit 10-K to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.13	—

Amendment No. 1 to Amended and Restated Employment Agreement between Veritas DGC Inc. and Timothy L. Wells. (Exhibit 10-L to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.14	—	Employment Agreement between Veritas DGC Inc. and Larry L. Worden. (Exhibit 10-M to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.15	—

Amendment No. 1 to Employment Agreement between Veritas DGC Inc. and Larry L. Worden. (Exhibit 10-N to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2001 is incorporated herein by reference.)

**10.16	—	Deferred Compensation Plan effective January 1, 2001. (Exhibit 10-Q to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2000 is incorporated by reference.)

**10.17	—

Rabbi Trust Agreement between Veritas DGC Inc. and Austin Trust Company relating to the Deferred Compensation Plan. (Exhibit 10-R to Veritas DGC Inc.’s Form 10-Q for the quarter ended October 31, 2000 is incorporated herein by reference.)

**10.18	—	2001 Key Employee Nonqualified Stock Option Plan effective February 1, 2001. (Exhibit 10-S to Veritas DGC Inc.’s Form 10-Q for the quarter ended January 31, 2001 is incorporated by reference.)

**10.19	—	Key Employee Restricted Stock Plan effective February 1, 2001. (Exhibit 10-T to Veritas DGC Inc.’s Form 10-Q for the quarter ended January 31, 2001 is incorporated herein by reference.)

+10.20	—

Credit Agreement among Veritas DGC Inc., as borrower, and Wells Fargo, Inc., as a bank and agent for the banks named therein, dated July 19, 2001. (Exhibit 10-W to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2001 is incorporated herein by reference.)

+10.21	—

Credit Agreement, dated as of February 14, 2003, among Veritas DGC Inc., Veritas DGC Limited, Veritas Energy Services Inc., Veritas Energy Services Partnership, Deutsche Bank AG, New York Branch, as Administrative Agent, Deutsche Bank AG, Canada Branch, as Canadian Administrative Agent, and the various lending institutions named therein. (Exhibit 10.1 to Veritas DGC Inc.’s Current Report on Form 8-K dated February 19, 2003 is incorporated herein by reference.)

**10.22	—	Veritas DGC Inc. Employee Share Purchase Plan. (Exhibit 4.8 to Veritas DGC Inc.’s Registration Statement No. 333-111997 dated January 20, 2004 is incorporated herein by reference.)

+10.23	—

Third Amendment to Credit Agreement dated February 20, 2004 by and among Veritas DGC Inc., Veritas DGC Limited, Veritas Energy Services Inc., Veritas Energy Services Partnership, Deutsche Bank AG, New York Branch, as Administrative Agent, Deutsche Bank AG, Canada Branch, as Canadian Administrative Agent, and the various lending institutions named therein. (Exhibit 10.2 to Veritas DGC Inc.’s Form 10-Q for the quarter ended January 31, 2004 is incorporated herein by reference.)

+10.24	—

Retirement Agreement between Veritas DGC Inc. and David B. Robson dated January 1, 2004. (Exhibit 10.4 to Veritas DGC Inc.’s Form 10-Q for the quarter ended January 31, 2004 is incorporated herein by reference.)

**10.25	—

Employment Agreement between Veritas DGC Inc. and Thierry Pilenko dated January 26, 2004. (Exhibit 10.3 to Veritas DGC Inc.’s Form 10-Q for the quarter ended January 31, 2004 is incorporated herein by reference.)

**10.26	—

Employment Agreement between Veritas DGC Inc. and Mark E. Baldwin dated August 24, 2004. (Exhibit 10.27 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.)

**10.27	—

Employment agreement between Veritas DGC Inc. and Vincent M. Thielen dated September 23, 2003. (Exhibit 10.28 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.)

**10.28	—

Veritas DGC Inc. Global Management Incentive Plan (including all amendments through October 4, 2004) (Exhibit 10.1 to Veritas DGC Inc.’s Form 8-K dated March 3, 2005 is incorporated herein by reference.)

**10.29	—	Veritas DGC Inc. Key Contributor Plan (including all amendments through October 4, 2004) (Exhibit 10.1 to Veritas DGC Inc.’s Form 8-K dated March 3, 2005 is incorporated herein by reference.)

**10.30	—	Description of director compensation. (Exhibit 10.31 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.)

**10.31	—	Form of Indemnity Agreement for directors and officers. (Exhibit 10.32 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.)

**10.32	—	Form of Stock Option Grant Agreement. (Exhibit 10.33 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.)

**10.33	—	Form of Deferred Share Unit Award and Deferral Agreement. (Exhibit 10.34 to Veritas DGC Inc.’s Form 10-K for the year ended July 31, 2004 is incorporated herein by reference.)

**10.34	—	Letter Agreement dated October 24, 2005 between Veritas DGC Inc. and Stephen J. Ludlow (Exhibit 10.3 to Veritas DGC Inc.’s Form 8-K dated October 28, 2005 is incorporated herein by reference.)

*12.1	—	Calculation of Ratio of Earnings to Fixed Charges

+21	—	Subsidiaries of the Registrant.

*23.1	—	Consent of PricewaterhouseCoopers LLP

+23.2	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)

+23.3	—	Consent of Baker & McKenzie LLP (included in Exhibit 8.1)

+24.1	—	Powers of Attorney (included on signature page)

+25.1	—	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association, as trustee under the Indenture

+  Previously filed

*  Filed herewith

**   Management contract or compensatory plan or arrangement